Exhibit 99.3

Dated 19 March 2014

US$ 40,000,000

GLOBAL SHIP LEASE, INC.

as the Parent

- with -

CITIBANK N.A., LONDON BRANCH

as Arranger and Bookrunner

CITIBANK INTERNATIONAL PLC

as Facility Agent

DEUTSCHE BANK TRUST COMPANY AMERICAS

as Security Agent

CREDIT AGREEMENT

ABU DHABI | BEIJING | BRUSSELS | FRANKFURT | HONG KONG | LONDON | MILAN | NEW YORK | PALO ALTO

PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

TABLE OF CONTENTS

1.	INTERPRETATION	1

2.	FACILITY AND PURPOSE	22

3.	CONDITIONS PRECEDENT	25

4.	UTILISATION	26

5.	REPAYMENT	27

6.	PREPAYMENT AND CANCELLATION	29

7.	INTEREST	31

8.	TERMS	32

9.	MARKET DISRUPTION	33

10.	TAXES	33

11.	INCREASED COSTS	37

12.	PAYMENTS	39

13.	GUARANTEE AND INDEMNITY	42

14.	REPRESENTATIONS	45

15.	INFORMATION COVENANTS	51

16.	GENERAL COVENANTS	53

17.	FINANCIAL COVENANT	58

18.	DEFAULT	60

19.	THE ADMINISTRATIVE PARTIES	63

20.	EVIDENCE AND CALCULATIONS	72

21.	FEES	73

22.	INDEMNITIES AND BREAK COSTS	73

23.	EXPENSES	76

24.	WAIVER OF CONSEQUENTIAL DAMAGES	76

25.	AMENDMENTS AND WAIVERS	76

26.	CHANGES TO THE OBLIGORS	81

27.	CHANGES TO THE LENDERS	82

28.	RESTRICTION ON DEBT PURCHASE TRANSACTIONS	85

29.	DISCLOSURE OF INFORMATION	86

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ii

PART 1	FORM OF NOTICE ON ENTERING INTO NOTIFIABLE DEBT PURCHASE TRANSACTION	185

PART 2	FORM OF NOTICE ON TERMINATION OF NOTIFIABLE DEBT PURCHASE TRANSACTION/ NOTIFIABLE DEBT PURCHASE TRANSACTION CEASING TO BE WITH SPONSOR AFFILIATE	186

APPENDIX 1 FORM OF GENERAL ASSIGNMENT		187

SIGNATORIES		188

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THIS AGREEMENT is dated 19 March 2014 and is made BETWEEN:

(1)	GLOBAL SHIP LEASE, INC., a corporation incorporated according to the laws of the Republic of the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the Parent);

(2)	THE COMPANIES listed in Part 1 of Schedule 1 (Original Obligors) each of which is a corporation or a company formed according to the law of the country indicated against its name in Part 1 of Schedule 1 (Original Obligors) (the Original Borrowers);

(3)	THE COMPANIES listed in Part 1 of Schedule 1 (Original Obligors) each of which is a corporation or a company formed according to the law of the country indicated against its name in Part 1 of Schedule 1 (Original Obligors) (the Original Guarantors);

(4)	CITIBANK N.A., LONDON BRANCH as mandated lead arranger (in this capacity the Arranger);

(5)	CITIBANK N.A., LONDON BRANCH as bookrunner (the Bookrunner);

(6)	CITIBANK N.A., LONDON BRANCH as lender (the Original Lender);

(7)	CITIBANK INTERNATIONAL PLC as facility agent (the Facility Agent); and

(8)	DEUTSCHE BANK TRUST COMPANY AMERICAS as security trustee (the Security Agent).

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Definitions

In this Agreement:

Acceptable Bank means:

(a)	a bank or financial institution which has a rating for its long-term unsecured and non credit-enhanced debt obligations of BBB or higher by Standard & Poor’s Rating Services or Fitch Ratings Ltd or Baa2 or higher by Moody’s Investors Service Limited or a comparable rating from an internationally recognised credit rating agency; or

(b)	any other bank or financial institution approved by the Facility Agent.

Acceptable Charter means:

(a)	in respect of an Identified Vessel, the relevant Time Charter listed in Schedule 3 (Identified Vessels) relating to such Identified Vessel, with charter periods and charter rates detailed therein; or

(b)	in respect of an Additional Vessel, at the time such time charter is entered into or, as the case may be, at the time the Parent notifies the Facility Agent the Vessel is to be designated an Additional Vessel, a time charter with an Acceptable Charterer; or

(c)	any other time charter with an Acceptable Charterer as the Facility Agent may agree (acting reasonably);

provided that no time charter will be an Acceptable Charter unless it is in full force and effect and such time charter does not impose any obligations such that:

(a)	the Facility Agent is under any obligation or liability under any such time charter or liable to make any payment under that time charter; or

(b)	the Facility Agent is obliged to enforce against any charterer any term of any such time charter, or to make any enquiries as to the nature or sufficiency of any payment received by the Facility Agent.

Acceptable Charterer means CMA CGM, any CMA CGM Charterer whose obligations under the relevant Time Charter are unconditionally and irrevocably guaranteed by CMA CGM or any of the other charterers set out in Schedule 9 (Acceptable Charterers) or such other person as may be approved by the Facility Agent (acting in accordance with the instructions of the Majority Lenders) from time to time.

Accession Deed means a document substantially in the form set out in Schedule 11 (Form of Accession Deed).

Accounting Principles means U.S. GAAP.

Additional Borrower means a company which becomes an Additional Borrower in accordance with Clause 26 (Changes to the Obligors).

Additional Guarantor means a company which becomes an Additional Guarantor in accordance with Clause 26 (Changes to the Obligors).

Additional Obligor means an Additional Borrower or an Additional Guarantor.

Additional Vessel means any new or used container vessel which:

(a)	is a container vessel of standard design with a cargo capacity of a least 750 TEU;

(b)	will be from its Delivery Date, employed by way of Acceptable Charter, and in respect of which the Parent has notified the Facility Agent that it wishes such vessel be designated as an Additional Vessel.

Administrative Party means the Arranger, the Bookrunner, the Facility Agent and the Security Agent.

Affiliate means a Subsidiary or a Holding Company of a person or any other Subsidiary of that Holding Company.

Agreement means this credit agreement, including any schedules or appendices hereto, as amended from time to time.

Applicable Law means any or all applicable law (whether civil, criminal or administrative), common law, statute, statutory instrument, treaty, convention, regulation, directive, by-law, demand, decree, ordinance, injunction, resolution, order, judgment, rule, permit, licence or restriction (in each case having the force of law) and codes of practice or conduct, circulars and guidance notes generally accepted and applied by the global container shipping industry, in each case of any government, quasi-government, supranational, federal, state or local government, statutory or regulatory body, court, agency or association relating to all laws, rules, directives and regulations, national or international, public or private in any applicable jurisdiction from time to time.

Applicable Time means in respect of any Additional Vessel, the date upon which the Facility Agent receives all of the documents and evidence set out in Part 2 of Schedule 2 (Additional Vessel Conditions Precedent) in relation to that Additional Vessel (save to the extent any such documents or evidence have been waived by the Facility Agent in relation to that Additional Vessel).

Appraised Value means, as of a specific date, in respect of an Additional Vessel, the fair market value that would be obtained for that Additional Vessel in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined by an Approved Valuer.

Approved Flag States means any of the flag states set out in Schedule 10 (Approved Flag States) or such other flag state as may be approved by the Facility Agent (acting in accordance with the instructions of the Majority Lenders).

Approved Manager means any of Columbia, Bernard Schulte, Anglo Eastern, Wallem, V-Ships, Univan and Wilhelmsen.

Approved Valuer means any of Howe Robinson Marine Evaluations Ltd., Braemar Seascope Valuation Ltd., Drewry Maritime Service (Asia) pte Ltd., Maritime Strategies International Limited, Fearnleys A.S., Oslo Shipbrokers A.S., Clarkson Valuations Limited, Simpson Spence & Young Shipbrokers Ltd., E.A. Gibson Shipbrokers Ltd., Jacq. Pierot Jr. & Sons, Allied Shipbroking, Greece, RS Platou ASA, ICAP Shipping Limited, ACM Ltd., London, Island Shipbrokers PTE LTD, Singapore, Deloitte LLP, Ernst & Young LLP, KPMG LLP, Marsoft, Barry Rogliano Salles (BRS), Kontiki Shipbrokers and Maersk Broker, provided that, at the time any such firm is to be utilised, such firm would qualify as an Independent Appraiser.

Asset Sale has the meaning given to that term in Schedule 14 (Notes Restrictive Covenants).

Auditors means one of PricewaterhouseCoopers, Ernst & Young, KPMG or Deloitte & Touche or any of their successors or local affiliates or other independent public accountants of international standing or any other firm approved in advance by the Majority Lenders (such approval not to be unreasonably withheld or delayed).

Authorisation means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

Available Commitment means a Lender’s Commitment minus (subject as set out below):

(a)	the amount of its participation in any outstanding Loan; and

(a)	in relation to any proposed Loan, the amount of its participation in any other Loans that are due to be made on or before the proposed Utilisation Date.

For the purposes of calculating a Lender’s Available Commitment in relation to any proposed Loan, that Lender’s participation in any Loans that are due to be repaid or prepaid on or before the proposed Utilisation Date shall not be deducted from that Lender’s Commitment.

Available Facility means the aggregate for the time being of each Lender’s Available Commitment.

Availability Period means the period from and including the date when the Parent provides to the Facility Agent evidence reasonably satisfactory to the Facility Agent that all amounts outstanding under or in connection with the Existing Facility Agreement have been irrevocably repaid in full and all commitments thereunder have been cancelled and that no member of the Group has any liabilities outstanding under or in connection with the Existing Facility Agreement, to and including the Business Day falling one month prior to the Termination Date.

Borrower means an Original Borrower or an Additional Borrower.

Borrower DTTP Filing means an HM Revenue & Customs’ Form DTTP2 duly completed and filed by the relevant Borrower, which:

(a)	where it relates to a Treaty Lender that is an Original Lender, contains the scheme reference number and jurisdiction of tax residence stated opposite that Lender’s name in Part 2 of Schedule 1 (Original Lender), and

(i)	where the Borrower is incorporated in the United Kingdom and is an Original Borrower, is filed with HM Revenue & Customs within 30 days of the Signing Date; or

(ii)	where the Borrower is incorporated in the United Kingdom and is an Additional Borrower, is filed with HM Revenue & Customs within 30 days of the date on which that Borrower becomes an Additional Borrower; or

(b)	where it relates to a Treaty Lender that is a New Lender or an Increase Lender, contains the scheme reference number and jurisdiction of tax residence stated in respect of that Lender in the relevant Transfer Certificate or Increase Confirmation, and

(i)	where the Borrower is incorporated in the United Kingdom and is a Borrower as at the relevant Transfer Date (or date on which the increase in Commitments described in the relevant Increase Confirmation takes effect) is filed with HM Revenue & Customs within 30 days of that Transfer Date (or date on which the increase in Commitments described in the relevant Increase Confirmation takes effect); or

(ii)	where the Borrower is incorporated in the United Kingdom and is not a Borrower as at the relevant Transfer Date (or date on which the increase in Commitments described in the relevant Increase Confirmation takes effect), is filed with HM Revenue & Customs within 30 days of the date on which that Borrower becomes an Additional Borrower.

Break Costs means the amount (if any) which a Lender is entitled to receive under Clause 22.3(b) (Break Costs).

Business Day means a day (other than a Saturday or a Sunday) on which banks are open for general business in London, England, Amsterdam, the Netherlands and New York, the United States of America.

Cash Balance has the meaning given to that term in Clause 17.1 (Definitions).

Change of Control means a “Change of Control” as defined in the Notes Restrictive Covenants.

Charter Guarantee means in relation to any Additional Vessel, the guarantee (if any) in form and substance satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders, in turn acting reasonably).

Charterers means, in respect of a Vessel, CMA CGM, any CMA CGM Charterer and any Acceptable Charterer from time to time of such Vessel, and Charterer means any of them.

CMA CGM means CMA CGM S.A.

CMA CGM Charterer means any wholly-owned Subsidiary of CMA CGM.

Code means the US Internal Revenue Code of 1986.

Collateral has the meaning given to that term in Schedule 14 (Notes Restrictive Covenants).

Commitment means:

(a)	for an Original Lender, the aggregate amount set opposite its name in Part 2 of Schedule 1 (Original Lender) under the heading Commitments and the amount of any other commitment to advance funds under this Agreement it acquires; and

(b)	for any other Lender, the amount of any commitment to advance funds under this Agreement it acquires,

to the extent not cancelled, transferred or reduced under this Agreement.

Compliance Certificate means a certificate substantially in the form set out in Schedule 7 (Compliance Certificate).

Confidentiality Undertaking means a confidentiality undertaking substantially in the form set out in Schedule 12 (LMA form of Confidentiality Undertaking) or in any other form agreed between the Parent and the Facility Agent.

Constitutional Documents means the constitutional documents of the Obligors.

CTA means the Corporation Tax Act 2009.

Debt Purchase Transaction means, in relation to a person, a transaction where such person:

(a)	purchases by way of assignment or transfer;

(b)	enters into any sub-participation in respect of; or

(c)	enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of,

any Commitment or amount outstanding under this Agreement.

Debt Service means, for the Parent, on a consolidated basis, the sum of:

(a)	Net Interest Expense;

(b)	scheduled repayments of borrowings and principal repayments of finance leases (but excluding amounts applied in redemption of the Senior Secured Notes pursuant to section 4.23 of the Senior Secured Note Indenture); and

(c)	payments in respect of Disqualified Stock.

Debt Service Coverage Ratio means the ratio of EBITDA to Debt Service.

Default means:

(a)	an Event of Default; or

(b)	an event which would be (with the expiry of a grace period, the giving of notice or the making of any determination under the Finance Documents or any combination of them) an Event of Default.

Defaulting Lender means any Lender:

(a)	which has failed to make its participation in a Loan available or has notified the Facility Agent or the Parent (which has notified the Facility Agent) that it will not make its participation in a Loan available by the Utilisation Date of that Loan in accordance with Clause 4.3(d) (Advance of Loans);

(b)	which has otherwise rescinded or repudiated a Finance Document;

(c)	with respect to which an Insolvency Event has occurred and is continuing,

unless, in the case of paragraphs (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within three Business Days of its due date; or

(ii)	the Lender is disputing in good faith whether it is contractually obliged to make the payment in question.

Delegate means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

Delivery Date means, in respect of an Additional Vessel, the date of actual delivery of that Additional Vessel to the relevant Borrower.

Disqualified Stock has the meaning given to that term in Schedule 14 (Notes Restrictive Covenants).

Disruption Event means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

Dollars or US$ means the lawful currency for the time being of the United States of America.

DSCR Test Date has the meaning given to that term in Clause 6.4 (Mandatory prepayment and cancellation – Debt Service Coverage Ratio).

Earnings means, in respect of a Vessel, all present and future moneys and claims which are earned by or become payable to or for the account of the Parent or other relevant Obligor in connection with the operation or ownership of that Vessel and including but not limited to:

(a)	freights, passage and hire moneys (howsoever earned);

(b)	remuneration for salvage and towage services;

(c)	demurrage and detention moneys;

(d)	all moneys and claims in respect of the requisition for hire of that Vessel;

(e)	payments received in respect of any off-hire insurance; and

(f)	payments received pursuant to any Charter Guarantee relating to that Vessel.

Earnings Account means, with respect to any Vessel, a bank account into which all Earnings with respect to such Vessel shall be deposited.

Earnings Account Security Agreement means a Security Interest granted with respect to an Earnings Account, as more particularly described at paragraph 2(c) of Part 2 of Schedule 2 (Additional Vessel Conditions Precedent).

EBITDA means, for the Parent, on a consolidated basis, the sum of:

(a)	revenue;

(b)	less operating expenses.

For the avoidance of doubt, depreciation and amortization, gains or losses on disposal of property and equipment, impairment of assets, amortization of government subsidies, income from associates and jointly controlled entities, and any other non operating income or expenses shall not be included in the calculation of EBITDA.

Environment means:

(a)	any land including, without limitation, surface land and sub-surface strata, sea bed or river bed under any water (as referred to below) and any natural or man-made structures;

(b)	water including, without limitation, coastal and inland waters, surface waters, ground waters and water in drains and sewers; and

(c)	air including, without limitation, air within buildings and other natural or man-made structures above or below ground.

Environmental Affiliate means the members of the Restricted Group and any Manager of a Vessel together with their respective employees and all of those persons for whom the members of the Restricted Group or the Manager is responsible under any Applicable Law in respect of any activities undertaken in relation to any of the Vessels.

Environmental Approvals means any permit, licence, approval, ruling, variance, exemption or other authorisation required under applicable Environmental Laws.

Environmental Claim means any claim by any person or persons or any governmental, judicial or regulatory authority which arises out of any breach, contravention or violation of Environmental Law or of the existence of any liability or potential liability arising from such breach, contravention or violation or the presence of Hazardous Material in contravention of Environmental Laws. In this context, claim means: a claim for damages, compensation, fines, penalties or any other payment of any kind whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action by any governmental, judicial or regulatory authority; and any form of enforcement or regulatory action.

Environmental Laws means any or all Applicable Law relating to or concerning:

(a)	pollution or contamination of the Environment, any ecological system or any living organisms which inhabit the Environment or any ecological system;

(b)	the generation, manufacture, processing, distribution, use (including abuse), treatment, storage, disposal, transport or handling of Hazardous Materials; and

(c)	the emission, leak, release, spill or discharge into the Environment of noise, vibration, dust, fumes, gas, odours, smoke, steam, effluvia, heat, light, radiation (of any kind), infection, electricity or any Hazardous Material and any matter or thing capable of constituting a nuisance or an actionable tort or breach of statutory duty of any kind in respect of such matters, including, without limitation, the following laws of the United States of America: the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Hazardous Materials Transportation Act, as amended, the Oil Pollution Act of 1990, as amended, the Resource Conservation and Recovery Act, as amended, and the Toxic Substances Control Act, as amended, together, in each case, with the regulations promulgated and the guidance issued pursuant thereto.

Event of Default means an event specified as such in Clause 18 (Default) of this Agreement.

Event of Loss has the meaning given to that term in Schedule 14 (Restrictive Covenants).

Event of Loss Proceeds has the meaning given to that term in Schedule 14 (Notes Restrictive Covenants).

Existing Facility Agreement means the US$800,000,000 credit facility agreement dated 10 December 2007 between, amongst others, Global Ship Lease, Inc. as original borrower and ABN AMRO Bank N.V. (formerly Fortis Bank (Nederland) N.V.) as facility agent (as amended).

Facility means the revolving facility made available under this Agreement.

Facility Office means in respect of a Lender, the office through which that Lender will perform its obligations under this Agreement from time to time, which at the date of this Agreement is the address shown for such Lender in Part 2 of Schedule 1 (Original Lender) or such other address as a Lender may notify to the Facility Agent from time to time.

Facility Reduction has the meaning given to that term in paragraph (a) of Clause 6.4 (Mandatory prepayment and cancellation – Debt Service Coverage Ratio).

Fee Letter means any letter entered into by reference to this Agreement between one or more Administrative Parties and the Parent setting out the amount of certain fees referred to in this Agreement.

Finance Document means this Agreement, any Accession Deed, any Compliance Certificate, any Fee Letter, the Intercreditor Agreement, any Security Document, any Request and any other document designated as a “Finance Document” by the Facility Agent and the Parent.

Finance Party means a Lender or an Administrative Party.

Financial Indebtedness means any indebtedness for or in respect of:

(a)	moneys borrowed;

(b)	any acceptance credit;

(c)	any bond, note, debenture, loan stock or other similar instrument;

(d)	any redeemable preference share;

(e)	any agreement treated as a finance or capital lease in accordance with U.S. GAAP;

(f)	receivables sold or discounted (otherwise than on a non-recourse basis);

(g)	the acquisition cost of any asset to the extent payable after its acquisition or possession by the party liable where the deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset;

(h)	any derivative transaction protecting against or benefiting from fluctuations in any rate or price (and, except for non-payment of an amount, the then mark to market value of the derivative transaction will be used to calculate its amount);

(i)	any other transaction (including any forward sale or purchase agreement) which has the commercial effect of a borrowing;

(j)	any counter-indemnity obligation in respect of any guarantee, indemnity, bond, letter of credit or any other instrument issued by a bank or financial institution; or

(k)	any guarantee, indemnity or similar assurance against financial loss of any person.

Financial Year means the annual accounting period of the Parent and each Borrower ending on or about 31 December in each year.

General Assignment means, in respect of a Vessel, the English law governed deed of assignment of the Time Charter, the Earnings, the Ship Management Agreement, any Charter Guarantee, the Requisition Compensation and the Obligatory Insurances granted or to be granted in favour of the Security Agent by the relevant Obligor substantially in the form of Appendix 1 (Form of General Assignment) together with any and all notices and acknowledgements entered into in connection therewith.

Group means the Parent and each of its Restricted Subsidiaries for the time being.

Group Structure Chart means the group structure chart in the agreed form.

GSLS means Global Ship Lease Services Limited (Company No. 06285694) a company incorporated in England and Wales, whose registered address is 150 Aldersgate Street, London, EC1A 4AB.

Guarantor means an Original Guarantor or an Additional Guarantor.

Hazardous Material means any element or substance, whether natural or artificial, and whether consisting of gas, liquid, solid or vapour, whether on its own or in any combination with any other element or substance, which is listed, identified, defined or determined by any Environmental Law or other Applicable Law to be, to have been, or to be capable of being or becoming harmful to mankind or any living organism or damaging to the Environment, including, without limitation, oil (as defined in the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended).

Holding Company means:

(a)	in relation to a company incorporated in England and Wales, a holding company within the meaning of section 736 of the Companies Act 1985; and

(b)	in relation to a company or other person incorporated or formed outside England and Wales, a company or other person of which such company is the Subsidiary.

Identified Vessel means each of the Vessels listed under the heading “Identified Vessels” in Schedule 3 (Identified Vessels).

Impaired Agent means the Facility Agent at any time when:

(a)	it has failed to make (or has notified a Party that it will not make) a payment required to be made by it under the Finance Documents by the due date for payment;

(b)	the Facility Agent otherwise rescinds or repudiates a Finance Document;

(c)	(if the Facility Agent is also a Lender) it is a Defaulting Lender under paragraph (a), (b) or (c) of the definition of “Defaulting Lender”; or

(d)	an Insolvency Event has occurred and is continuing with respect to the Facility Agent;

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within three Business Days of its due date; or

(ii)	the Facility Agent is disputing in good faith whether it is contractually obliged to make the payment in question.

Increase Confirmation means a confirmation substantially in the form set out in Schedule 13 (Form of Increase Confirmation).

Increase Lender has the meaning given to that term in Clause 2.2 (Increase).

Independent Appraiser has the meaning given to that term in Schedule 14 (Notes Restrictive Covenants).

Insolvency Event in relation to an entity means that the entity:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)	institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official.

Insurers means the underwriters or insurance companies with whom any Obligatory Insurances are effected and the managers of any protection and indemnity or war risks association in which any of the Vessels may at any time be entered.

Intercreditor Agreement means the intercreditor agreement dated the same date as this Agreement and made between, among others, the Parent, the Original Debtors (as defined in the Intercreditor Agreement), Deutsche Bank Trust Company Americas as Security Agent, the Facility Agent (as Revolving Agent), the Lenders (as Revolving Lenders), the Arranger, the note trustee in respect of the Senior Secured Notes and the Intra-Group Lenders (as defined in the Intercreditor Agreement).

Interest Expense means, for any Measurement Period, the aggregate amount of:

(a)	the accrued interest, commission, fees (excluding any upfront fees or costs), discounts, prepayment fees, premiums or charges and other finance payments (excluding any payments of principal) and including the interest (but not the capital) element of payments in respect of finance leases, whether paid or payable by any member of the Group (calculated on a consolidated basis for the Group); and

(b)	all dividends accrued or paid on any series of Disqualified Stock of the Parent or any Disqualified Stock or preferred stock of any Restricted Subsidiary (other than any such Disqualified Stock or preferred stock held by the Parent or a Wholly Owned Restricted Subsidiary or to the extent paid in Qualified Equity Interests), in respect of that Measurement Period.

Interest Payment Date has the meaning given to that term in Clause 7.2 (Payment of interest).

Interpolated Screen Rate means, in relation to LIBOR for any Loan, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Term of that Loan; and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Term of that Loan,

each as of 11:00 a.m. on the Rate Fixing Day.

ISM Code means the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organization Assembly as Resolutions A.741(18) and A.788(19), as the same may have been or may be amended or supplemented from time to time. The terms “safety management system”, “Safety Management Certificate”, “Document of Compliance” and “major non-conformity” shall have the same meanings as are given to them in the ISM Code.

ISPS Code means the International Ship and Port Facility Security Code adopted by the International Maritime Organization Assembly as the same may have been or may be amended or supplemented from time to time.

ITA means the Income Tax Act 2007.

Legal Opinion means any legal opinion delivered to the Facility Agent under Clause 3.1 (Conditions precedent) or Clause 27 (Changes to the Lenders).

Lender means:

(a)	an Original Lender; or

(b)	any person which becomes a party to this Agreement as a Lender after the date of this Agreement in accordance with Clause 2.2 (Increase) and Clause 27.1 (Assignments and transfers by Lenders);

and Lenders means all of them.

LIBOR means for a Term of any Loan or overdue amount:

(a)	the applicable Screen Rate;

(b)	(if no Screen Rate is available for the Term of that Loan) the Interpolated Screen Rate for that Loan; or

(c)	if:

(i)	no Screen Rate is available for the currency of that Loan; or

(ii)	no Screen Rate is available for the Term of that Loan or overdue amount and it is not possible to calculate the Interpolated Screen Rate for that Loan,

the Reference Bank Rate.

as of 11.00 a.m. on the Rate Fixing Day for the offering of deposits in the currency of that Loan or overdue amount for a period comparable to that Term, and if that rate is less than zero, LIBOR shall be deemed to be zero.

Loan means, unless otherwise stated in this Agreement, the principal amount of each borrowing under this Agreement or the principal amount outstanding of that borrowing.

London Business Day means a day (other than a Saturday or a Sunday) on which banks are open for business in London.

Majority Lenders means Lenders:

(a)	whose share in the outstanding Loans and whose undrawn Commitments then aggregate 66 2/3 per cent. or more of the aggregate of all the outstanding Loans and the undrawn Commitments of all the Lenders;

(b)	if there is no Loan then outstanding, whose undrawn Commitments then aggregate 66 2/3 per cent. or more of the Total Commitments; or

(c)	if there is no Loan then outstanding and the Total Commitments have been reduced to zero, whose Commitments aggregated 66 2/3 per cent. or more of the Total Commitments immediately before the reduction.

Manager means CMA CGM, or any of its wholly owned Subsidiaries, any Approved Manager, or such other professional manager or managers as may be approved by the Facility Agent (acting in accordance with the instructions of the Majority Lenders) from time to time.

Margin means 3.25 % per annum.

Material Adverse Effect means a material adverse effect on:

(a)	the business, prospects or financial condition of the Obligors as a group;

(b)	the ability of the Obligors as a group to perform all of their payment obligations under any Finance Document;

(c)	the validity or enforceability of, or the effectiveness or ranking of any Security Interest granted or purported to be granted pursuant to, any Finance Document other than illegality such that the Finance Parties would not have entered into this Agreement had such illegality been prevailing at that time; or

(d)	any material right or remedy of a Finance Party in respect of a Finance Document of such significance that the Finance Parties would not have entered into this Agreement had such material adverse effect been prevailing at the date of this Agreement.

Maximum Available Facility Amount means at any time the Total Commitments at such time.

Measurement Period means, in respect of any testing date, the immediately preceding semi-annual period of the Financial Year of the Parent ending on that testing date.

Mortgage means, in respect of a Vessel, a first priority ship mortgage and, if relevant, deed of covenants granted by the relevant Obligor in favour of the Security Agent, in form and substance satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders) having regard to the legal requirements in the relevant Approved Flag State.

Net Interest Expense means, in respect of the Parent, on a consolidated basis, the sum of:

(a)	Interest Expense on Total Financial Debt,

(b)	less interest income from Cash and Cash Equivalents.

Net Proceeds has the meaning given to that term in Schedule 14 (Notes Restrictive Covenants).

New Lender has the meaning given to that term in Clause 27 (Changes to the Lenders).

Note Finance Documents means:

(a)	in respect of the Senior Secured Notes, the Senior Secured Note Documents; and

(b)	in respect of the Second Lien Notes, the Second Lien Note Documents.

Note Repurchase has the meaning given to that term in Clause 16.17 (Note Purchase Condition).

Notes Liabilities means the Senior Secured Note Liabilities and the Second Lien Note Liabilities, each as defined in the Intercreditor Agreement.

Notes Restrictive Covenants means the covenants and related provisions contained in Schedule 14 (Notes Restrictive Covenants).

Notifiable Debt Purchase Transaction has the meaning given to that term in paragraph (b) of Clause 28.1 (Disenfranchisement on Debt Purchase Transactions entered into by Sponsor Affiliates).

Obligatory Insurances has the meaning given to that term in Schedule 14 (Notes Restrictive Covenants).

Obligor means a Borrower or a Guarantor.

Obligor’s Agent means the Parent, appointed to act on behalf of each Obligor in relation to the Finance Documents pursuant to Clause 2.3 (Obligor’s Agent).

Original Financial Statements means:

(a)	in relation to the Parent, its audited consolidated financial statements for the Financial Year ending 31 December 2013;

(b)	in relation to each Original Borrower other than the Parent, its audited financial statements for its Financial Year ended 31 December 2012; and

(c)	in relation to any other Obligor, its audited financial statements delivered to the Facility Agent as required by Clause 26 (Changes to the Obligors).

Original Jurisdiction means, in relation to an Obligor, the jurisdiction under whose laws that Obligor is incorporated as at the date of this Agreement or, in the case of an Additional Obligor, as at the date on which that Additional Obligor becomes Party as a Borrower or a Guarantor (as the case may be).

Original Security Documents means each of the documents listed in Schedule 8 (Original Security Documents).

Party means a party to this Agreement or any Finance Document.

Permitted Security Interests has the meaning given to the term “Permitted Lien” in Schedule 14 (Notes Restrictive Covenants).

Pledge of Shares means a first priority pledge of all of the issued share capital of GSLS (as and when required to be granted under paragraph (e) of Clause 3.1 (Conditions precedent)) and each other Obligor (other than the Parent) granted in favour of the Security Agent, together with any and all notice and acknowledgements and other ancillary documents entered into in connection therewith.

Pro Rata Share means:

(a)	for the purpose of determining a Lender’s share in a utilisation of the Facility, the proportion which its Commitment bears to the Total Commitments; and

(b)	for any other purpose on a particular date:

(i)	the proportion which a Lender’s share of the Loans (if any) bears to all the Loans;

(ii)	if there is no Loan outstanding on that date, the proportion which its Commitment bears to the Total Commitments on that date; or

if the Total Commitments have been cancelled, the proportion which its Commitment bore to the Total Commitments immediately before being cancelled.

Qualified Equity Interests has the meaning given to that term in Schedule 14 (Notes Restrictive Covenants).

Qualifying Lender means:

(a)	in respect of a Borrower incorporated in the United Kingdom:

(i)	a Lender which is beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document and is:

(A)	a Lender:

(1)	which is a bank (as defined for the purpose of section 879 of the ITA) making an advance under a Finance Document and is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance or would be within such charge as respects such payment apart from section 18A of the CTA; or

(2)	in respect of an advance made under a Finance Document by a person that was a bank (as defined for the purpose of section 879 of the ITA) at the time that that advance was made and within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance; or

(B)	a Lender which is:

(1)	a company resident in the United Kingdom for United Kingdom tax purposes;

(2)	a partnership each member of which is:

(aa)	a company so resident in the United Kingdom; or

(bb)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA;

(3)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company; or

(C)	a Treaty Lender; or

(ii)	a Lender which is a building society (as defined for the purposes of section 880 of the ITA) making an advance under a Finance Document; and

(b)	in respect of a Borrower incorporated in any other jurisdiction, any Lender.

Rate Fixing Day means two London Business Days before the first day of a Term, or unless market practice differs in the London interbank market for Dollars, in which case the Rate Fixing Day will be determined by the Facility Agent in accordance with market practice in the London interbank market (and if quotations would normally be given by leading banks in the London interbank market on more than one day, the Rate Fixing Day will be the last of those days).

Receiver means a receiver or receiver and manager or administrative receiver of the whole or any part of the Security Assets.

Reference Bank Rate means the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Facility Agent at its request by the Reference Banks, at which the relevant Reference Bank could borrow funds in the London interbank market in the relevant currency and for the relevant period, were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in that currency and for that period (save that, in the event that all of the Reference Banks have provided a rate, such arithmetic mean shall be calculated excluding the highest rate provided and the lowest rate provided).

Reference Banks means in relation to LIBOR, the principal London offices of HSBC Bank PLC, Deutsche Bank AG, London Branch and JPMorgan Chase Bank N.A., London Branch, BNP Paribas and Société Générale and any other bank or financial institution appointed as such by the Facility Agent (acting on the instructions of the Majority Lenders) under this Agreement.

Related Assets has the meaning given to that term in Schedule 14 (Notes Restrictive Covenants).

Related Contracts means any or all of the following (as the context requires):

(a)	the Time Charters;

(b)	the Ship Management Agreements; and

(c)	the Charter Guarantees.

Related Fund in relation to a fund (the first fund), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

Release means an emission, spill, release or discharge into or upon the air, surface water, groundwater, or soils of any Hazardous Materials for which any Obligor or the Manager has any liability under Environmental Law, except in accordance with a valid Environmental Approval.

Relevant Jurisdiction means, in relation to an Obligor:

(a)	its Original Jurisdiction; and

(b)	the jurisdiction whose laws govern the perfection of any of the Security Documents entered into by it.

Request means a request made by a Borrower for a Loan, substantially in the form of Part 1 of Schedule 5 (Form of Request).

Requisition Compensation means, in respect of a Vessel, all moneys or other compensation payable by reason of requisition for title to, or other compulsory acquisition of, that Vessel.

Restricted Group means the Group excluding the Unrestricted Subsidiaries.

Restricted Party means any individual or entity that is:

(a)	listed on, or owned or controlled by an individual or entity listed on, or acting on behalf of an individual or entity listed on a Sanctions List;

(b)	the Government of a Sanctioned Country;

(c)	located in or incorporated under the laws of any Sanctioned Country; or

(d)	to the best knowledge of any member of the Group (acting with all due care and enquiry), otherwise a target of Sanctions.

Restricted Subsidiary means a Subsidiary of the Parent other than an Unrestricted Subsidiary.

Rollover Loan means one or more Loans:

(a)	made or to be made on the same day that a maturing Loan is due to be repaid;

(b)	the aggregate amount of which is equal to or less than the amount of the maturing Loan;

(c)	in the same currency as the maturing Loan; and

(d)	made or to be made to the same Borrower for the purpose of refinancing that maturing Loan.

Sanctioned Country means a country or territory which is the subject of Sanctions.

Sanctions means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by: (i) the US government, including the US Department of the Treasury (including OFAC), the US Department of State, or the US Department of Commerce, (ii) the United Nations Security Council, (iii) the European Union or (iv) Her Majesty’s Treasury of the United Kingdom.

Sanctions List means any of the lists of specifically designated nationals or blocked individuals, vessels or entities (or equivalent) administered by (a) the US government, including the US Department of the Treasury (including OFAC), the US Department of State or the US Department of Commerce, (b) the United Nations Security Council, (c) the European Union or (d) Her Majesty’s Treasury of the United Kingdom, each as amended, supplemented or substituted from time to time.

Screen Rate means the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant currency and period displayed on pages LIBOR01 or LIBOR02 of the Reuters screen (or any replacement Reuters page which displays that rate).

Second Lien Note Documents has the meaning given to that term in the Intercreditor Agreement.

Second Lien Notes has the meaning given to that term in the Intercreditor Agreement.

Secured Liabilities means all present and future obligations and liabilities (actual or contingent) of the Obligors to the Finance Parties or any of them under or in connection with any Finance Document.

Secured Parties has the meaning given to that term in the Intercreditor Agreement.

Security Assets means any asset which is the subject of a Security Interest created by a Security Document.

Security Documents means each of the Original Security Documents and any document required to be delivered to the Facility Agent under paragraphs 2(a) to 2(c) (inclusive) of Part 2 of Schedule 2 (Additional Vessel Conditions Precedent) together with any other document entered into by an Obligor or any other person creating or expressed to create any Security Interest over all or any part of its assets in respect of the obligations of any of the Obligors under any of the Finance Documents or the Senior Secured Note Documents.

Security Interest means any mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having a similar effect.

Senior Secured Note Documents has the meaning given to that term in the Intercreditor Agreement.

Senior Secured Note Indenture has the meaning given to that term in the Intercreditor Agreement.

Senior Secured Notes has the meaning given to that term in the Intercreditor Agreement.

Separate Loans has the meaning given to that term in Clause 5.1(c) (Repayment of Loans).

Ship Management Agreement means, in respect of a Vessel, the management agreement dated on or prior to the Delivery Date of such Vessel between the relevant Obligor being the owner of such Vessel and the Manager or such other management agreement entered into from time to time between the Manager and the such Obligor.

S&P means Standard & Poor’s Ratings Group and any successor thereto.

Sponsor Affiliate means CMA CGM and any of its affiliates.

Subsidiary has the meaning given to that term in Schedule 14 (Notes Restrictive Covenants).

Tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including, without limitation, any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

Tax Confirmation means a confirmation by a Lender that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(a)	a company resident in the United Kingdom for United Kingdom tax purposes;

(b)	a partnership each member of which is:

(i)	a company so resident in the United Kingdom; or

(ii)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(c)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company.

Tax Deduction means a deduction or withholding for or on account of Tax made from a payment under a Finance Document.

Tax Payment means either the increase in a payment made by an Obligor to a Finance Party under Clause 10.1 (Tax gross-up) or a payment under Clause 10.2 (Tax Indemnity).

Term means each period determined under this Agreement by reference to which interest payable on a Loan or an overdue amount is calculated.

Termination Date means the date falling 5 years after the earlier of:

(a)	the first Utilisation Date; and

(b)	the date falling 6 months after the date of this Agreement,

but in any event not later than the date falling six months prior to the maturity date in respect of the Senior Secured Notes.

Test Date has the meaning given to that term in Clause 17.3 (Cash Balance).

TEU means twenty-foot equivalent units.

Time Charter means, in relation to a Vessel, such Acceptable Charter entered into from time to time in respect of that Vessel in accordance with this Agreement.

Total Commitments means the aggregate of the Commitments of all the Lenders.

Total Financial Debt means, in respect of the Parent, on a consolidated basis, the sum of:

(a)	all interest-bearing liabilities, being the sum of non-current financial debt and current financial debt; for the avoidance of doubt, obligations under finance leases shall be included and derivative financial instruments shall not be included in the calculation of interest-bearing liabilities, and

(b)	the total amount of financial commitments in relation to operating leases which are not recognised in the balance sheet.

Transaction Documents means the Finance Documents and the Note Finance Documents.

Transaction Security means any Security Interest created or expressed to be created in favour of the Security Agent pursuant to the Security Documents.

Transfer Certificate means a certificate, substantially in the form of Schedule 6 (Form of Transfer Certificate), with such amendments as the Facility Agent and the Parent may approve or reasonably require or any other form agreed between the Facility Agent and the Parent.

Treaty Lender means a Lender which:

(a)	is treated as a resident of a Treaty State for the purposes of the Treaty; and

(b)	does not carry on a business in the United Kingdom through a permanent establishment with which that Lender’s participation in the Loan is effectively connected.

Treaty State means a jurisdiction having a double taxation agreement (a Treaty) with the United Kingdom which makes provision for full exemption from tax imposed by the United Kingdom on interest.

UK Non-Bank Lender means where a Lender becomes a Party after the day on which this Agreement is entered into, a Lender which gives a Tax Confirmation in the Transfer Certificate which it executes on becoming a Party.

Unrestricted Subsidiary has the meaning given to that term in Schedule 14 (Notes Restrictive Covenants).

U.S. GAAP means generally accepted accounting principles adopted and accepted in the United States of America (i) on the date of this Agreement when used in the context of calculating the financial covenants set out in Clause 17 (Financial Covenant) and (ii) otherwise, from time to time.

Utilisation Date means each date on which the Facility or any part thereof is utilised.

Valuation means, in respect of an Additional Vessel, a certificate of an Approved Valuer dated not more than 30 days prior to the Delivery Date in respect of that Additional Vessel setting forth the Appraised Value of that Additional Vessel as of the date of that certificate.

Vessels means, together, the Identified Vessels and, from the Applicable Time, each Additional Vessel and Vessel means any of them.

Wholly Owned Restricted Subsidiary has the meaning given to that term in Schedule 14 (Notes Restrictive Covenants).

1.2	Construction

(a)	In this Agreement, unless the contrary intention appears, a reference to:

(i)	the Facility Agent, the Arranger, any Finance Party, any Lender, any Obligor, any Party, any Secured Party, the Security Agent or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Finance Documents and, in the case of the Security Agent, any person for the time being appointed as Security Agent or Security Agents in accordance with the Finance Documents;

(ii)	an amendment includes a supplement, novation, restatement or re-enactment and amended will be construed accordingly;

(iii)	assets includes present and future properties, revenues and rights of every description;

(iv)	an authorisation includes an authorisation, consent, approval, resolution, permit, licence, exemption, variance, filing, registration or notarisation;

(v)	disposal means a sale, transfer, grant, lease (other than a bareboat charter entered into on commercial terms) declaration of trust or other disposal, whether voluntary or involuntary, and dispose will be construed accordingly;

(vi)	indebtedness includes any obligation (whether incurred as principal or as surety and whether present or future, actual or contingent) for the payment or repayment of money;

(vii)	a person includes any individual, company, corporation, unincorporated association or body (including a partnership, trust, fund, joint venture or consortium), government, state, agency, organisation or other entity whether or not having separate legal personality and their successors in title, permitted assigns and permitted transferees;

(viii)	a regulation includes any regulation, rule, official directive, request, code or guideline (whether or not having the force of law but, if not having the force of law, being of a type with which any person to which it applies is accustomed to comply) of any governmental, inter-governmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(ix)	a currency is a reference to the lawful currency for the time being of the relevant country;

(x)	a Default being outstanding means that it has not been cured, remedied or waived;

(xi)	a provision of law is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation;

(xii)	a Clause, a Subclause, a Schedule or an Appendix is a reference to a clause or subclause of, or a schedule to or appendix of, this Agreement;

(xiii)	a Finance Document or a Transaction Document or another document is a reference to that Finance Document, Transaction Document or other document as amended;

(xiv)	a time of day is a reference to London time; and

(xv)	words importing the plural shall include the singular and vice versa.

(b)	Unless the contrary intention appears, a reference to a month or months is a reference to a period starting on (and including) one day in a calendar month and ending on (but excluding) the numerically corresponding day in the next calendar month or the calendar month in which it is to end, except that:

(i)	if the numerically corresponding day is not a Business Day, the period will end on the next Business Day in that month (if there is one) or the preceding Business Day (if there is not);

(ii)	if there is no numerically corresponding day in that month, that period will end on the last Business Day in that month; and

(iii)	notwithstanding subparagraph (i) above, a period which commences on the last Business Day of a month will end on the last Business Day in the next month or the calendar month in which it is to end, as appropriate.

(c)	Unless expressly provided to the contrary in a Finance Document, a person who is not a party to a Finance Document may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999 and notwithstanding any term of any Finance Document, the consent of any third party is not required for any variation (including any release or compromise of any liability) or termination of that Finance Document.

(d)	Unless the contrary intention appears or unless the context otherwise permits:

(i)	a reference to a Party will not include that Party if it has ceased to be a Party under this Agreement;

(ii)	a word or expression used in any other Finance Document or in any notice given in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement;

(iii)	any obligation of any Obligor under the Finance Documents which is not a payment obligation remains in force in accordance with its terms for so long as any payment obligation of that Obligor is, may be or is capable of becoming outstanding under the Finance Documents;

(e)	Each of the Obligors agrees that any rights which it may have at any time during the term of the Facility by reason of the performance of its obligations under the Finance Documents to be indemnified by any other Obligor and/or to take the benefit of any security taken by the Facility Agent pursuant to the Finance Documents shall be exercised in such manner and on such terms as the Facility Agent may require or as provided in this Agreement. Each of the Guarantors agrees to hold any sums received by it as a result of its having exercised any such right on trust for the Facility Agent absolutely;

(f)	Each of the Obligors agrees that it will not at any time during the term of the Facility claim any set-off or counterclaim against any other Obligors in respect of any liability owed to it by that other Obligor under or in connection with the Finance Documents, nor prove in competition with any of the Finance Parties in any liquidation of (or analogous proceeding in respect of) any other Obligor in respect of any payment made under the Finance Documents or in respect of any sum which includes the proceeds of realisation of any security held by the Facility Agent for the repayment of the Loans; and

(g)	Any notices given by the Parent or statements made by it, instructions given by it to any Finance Party or decisions made by it, will be conclusive and binding on all of the Obligors.

(h)	The headings in this Agreement do not affect its interpretation.

2.	FACILITY AND PURPOSE

2.1	Facility

(a)	Subject to the terms of this Agreement, the Lenders make available a Dollar revolving credit facility in an aggregate amount equal to the Total Commitments.

(b)	The Facility will be available to all the Borrowers.

2.2	Increase

(a)	The Parent may by giving prior notice to the Facility Agent by no later than the date falling 10 Business Days after the effective date of a cancellation of:

(i)	the Available Commitments of a Defaulting Lender in accordance with Clause 6.9 (Right of cancellation in relation to a Defaulting Lender); or

(ii)	the Commitments of a Lender in accordance with:

(A)	Clause 6.1 (Illegality); or

(B)	Clause 6.7 (Voluntary prepayment of Loans),

request that the Commitments relating to any Facility be increased (and the Commitments relating to that Facility shall be so increased) in an aggregate amount in Dollars of up to the amount of the Commitments relating to that Facility so cancelled as follows:

(iii)	the increased Commitments will be assumed by one or more Lenders or other banks, financial institutions, trusts, funds or other entities (each an Increase Lender) selected by the Parent (each of which shall not be a Sponsor Affiliate or a member of the Group) and each of which confirms in writing (whether in the relevant Increase Confirmation or otherwise) its willingness to assume and does assume all the obligations of a Lender corresponding to that part of the increased Commitments which it is to assume, as if it had been an Original Lender;

(iv)	each of the Obligors and any Increase Lender shall assume obligations towards one another and/or acquire rights against one another as the Obligors and the Increase Lender would have assumed and/or acquired had the Increase Lender been an Original Lender;

(v)	each Increase Lender shall become a Party as a “Lender” and any Increase Lender and each of the other Finance Parties shall assume obligations towards one another and acquire rights against one another as that Increase Lender and those Finance Parties would have assumed and/or acquired had the Increase Lender been an Original Lender;

(vi)	the Commitments of the other Lenders shall continue in full force and effect; and

(vii)	any increase in the Commitments relating to a Facility shall take effect on the date specified by the Parent in the notice referred to above or any later date on which the conditions set out in paragraph (b) below are satisfied.

(b)	An increase in the Commitments relating to a Facility will only be effective on:

(i)	the execution by the Facility Agent of an Increase Confirmation from the relevant Increase Lender;

(ii)	in relation to an Increase Lender which is not a Lender immediately prior to the relevant increase:

(A)	the Increase Lender entering into the documentation required for it to accede as a party to the Intercreditor Agreement; and

(B)	the Facility Agent being satisfied that it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the assumption of the increased Commitments by that Increase Lender. The Facility Agent shall promptly notify the Parent and the Increase Lender upon being so satisfied.

(c)	Each Increase Lender, by executing the Increase Confirmation, confirms (for the avoidance of doubt) that the Facility Agent the Facility Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the increase becomes effective.

(d)	The Parent shall promptly on demand pay the Facility Agent and the Security Agent the amount of all costs and expenses (including legal fees) reasonably incurred by either of them and, in the case of the Security Agent, by any Receiver or Delegate in connection with any increase in Commitments under this Clause 2.2.

(e)	The Parent may pay to the Increase Lender a fee in the amount and at the times agreed between the Parent and the Increase Lender in a Fee Letter.

(f)	Clause 27.3 (Limitation of responsibility of Existing Lender) shall apply mutatis mutandis in this Clause 2.2 in relation to an Increase Lender as if references in that Clause to:

(i)	an “Existing Lender” were references to all the Lenders immediately prior to the relevant increase;

(ii)	the “New Lender” were references to that “Increase Lender”; and

(iii)	a “re-transfer” and “re-assignment” were references to respectively a “transfer” and “assignment”.

2.3	Obligors’ Agent

(a)	Each Obligor (other than the Parent) by its execution of this Agreement or an Accession Deed irrevocably appoints the Parent (acting through one or more authorised signatories) to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i)	the Parent on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions (including, in the case of a Borrower, Requests), to execute on its behalf any Accession Deed, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

(ii)	each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to the Parent,

and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions (including, without limitation, any Requests) or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b)	Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors’ Agent or given to the Obligors’ Agent under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors’ Agent and any other Obligor, those of the Obligors’ Agent shall prevail.

2.4	Purpose

Each Loan may be used only in or towards:

(a)	financing or refinancing the cost of acquiring Additional Vessels (save that not more than US$15,000,000 in aggregate may be outstanding at any time in respect of Loans that were drawn for the purpose of financing or refinancing the cost of acquiring an Additional Vessel where such Additional Vessel was older than 10 years as at the Utilisation Date in respect of the relevant Loan); or

(b)	the general corporate purposes of the Restricted Group (save that (i) the aggregate amount outstanding in respect of any Loans drawn for such general corporate purposes shall not exceed US$5,000,000 at any time; and (ii) for the avoidance of doubt, “general corporate purposes” shall not include the financing or refinancing the cost of acquiring any vessel or any related asset, the acquisition of any company, business or undertakings or any Note Repurchase), provided that GSLS may only borrow a Loan for the purposes specified in paragraph (b) above.

2.5	No obligation to monitor

No Finance Party is obliged to monitor or verify the utilisation of any Loan.

2.6	Nature of a Finance Party’s rights and obligations

Unless otherwise agreed by all the Finance Parties:

(a)	the obligations of a Finance Party under the Finance Documents are several;

(b)	failure by a Finance Party to perform its obligations does not affect the obligations of any other Party under the Finance Documents;

(c)	no Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents;

(d)	the rights of a Finance Party under the Finance Documents are separate and independent rights;

(e)	a Finance Party may, except as otherwise stated in the Finance Documents, separately enforce those rights, provided always that no Finance Party shall act separately unless (i) the Facility Agent has failed to act and the Facility Agent has not been replaced in accordance with Clause 19.12 (Resignation of the Facility Agent) or (ii) as a matter of law, the Facility Agent cannot represent them; and

(f)	a debt arising under the Finance Documents to a Finance Party is a separate and independent debt.

3.	CONDITIONS PRECEDENT

3.1	Conditions precedent

(a)	A Request for a Loan to be used in and towards the cost of acquiring a vessel which a Borrower wishes to become an Additional Vessel may not be given until the Facility Agent has notified that Borrower and the Lenders that it has received satisfactory evidence that the vessel to be acquired will become an Additional Vessel at the Applicable Time (being not more than five Business Days after the date of the Request or such shorter period as the Facility Agent may agree), in form and substance satisfactory to the Facility Agent. The Facility Agent must give this notification promptly upon being so satisfied.

(b)	Other than to the extent that the Majority Lenders notify the Facility Agent in writing to the contrary before the Facility Agent gives the notification described in paragraph (a) above, the Lenders authorise (but do not require) the Facility Agent to give that notification. The Facility Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

(c)	A Loan shall be drawn down when and only when, the Facility Agent has received all of the documents and evidence set out in Part 1 of Schedule 2 (Initial Conditions Precedent Documents) in form and substance satisfactory to the Facility Agent.

(d)	A Loan to be used in and towards financing or refinancing the cost of acquiring an Additional Vessel shall not be drawn down until:

(i)	the owner (or the person to become the owner) of the relevant Additional Vessel (if not already a Borrower and a Guarantor) has become a Borrower and a Guarantor in accordance with Clause 26 (Changes to the Obligors) and the Facility Agent has received all of the documents and evidence set out in Part 3 of Schedule 2 (Additional Obligor Conditions Precedent) in form and substance satisfactory to the Facility Agent;

(ii)	the Facility Agent has received all of the documents and evidence set out in Paragraph 1 (Borrowers) of Part 2 of Schedule 2 (Additional Vessel Conditions Precedent) in form and substance satisfactory to the Facility Agent;

(iii)	in relation to that Additional Vessel, the Facility Agent’s confirmation to the Lenders that it has received evidence reasonably satisfactory to it that it will receive, on the Utilisation Date or the Delivery Date (whichever is the later), all of the documents and evidence set out in Part 2 of Schedule 2 (Additional Vessel Conditions Precedent) (other than as already delivered under paragraph (ii) above) in form and substance satisfactory to the Facility Agent; and

(iv)	in relation to that Additional Vessel, the Facility Agent’s confirmation to the Lenders that it has received evidence reasonably satisfactory to it that it will receive, promptly following the Delivery Date, all of the documents and evidence set out in Schedule 4 (Conditions subsequent to drawing).

(e)	A Loan may not be drawn by GSLS as Borrower until the Parent has granted security over the entire issued share capital of GSLS pursuant to a share charge in form and substance satisfactory to the Facility Agent.

3.2	Further conditions precedent

The obligations of each Lender to advance any Loan are subject to the further conditions precedent that on both the date of the Request and the Utilisation Date for that Loan:

(a)	other than in the case of a Rollover Loan, the representations made under Clause 14 (Representations) are correct in all material respects; and

(b)	in the case of a Rollover Loan, no Event of Default is outstanding or would result from the Loan, and in the case of any other Loan, no Default is outstanding or would result from that Loan.

3.3	Waiver of conditions precedent

(a)	The conditions in this Clause 3 are inserted solely for the benefit of the Finance Parties and, subject to paragraph (b) of this Clause 3.3, may be waived in whole or in part and with or without conditions by the Facility Agent (acting on the instructions of the Majority Lenders).

(b)	A waiver of any of the following conditions shall not be given without the prior consent of all of the Lenders:

(i)	the conditions set out in paragraph 1 (Obligors) of Part 1 of Schedule 2 (Initial Conditions Precedent Documents);

(ii)	the conditions set out in paragraph 3 (Finance Documents and Related Contracts) of Part 1 of Schedule 2 (Initial Conditions Precedent Documents) (other than those at sub-paragraph (e));

(iii)	the conditions set out in sub-paragraphs (f) and (g) of paragraph 4 (Other documents and evidence) of Part 1 of Schedule 2 (Initial Conditions Precedent Documents);

(iv)	the conditions set out in paragraph 1 (Borrower) of Part 2 of Schedule 2 (Additional Vessel Conditions Precedent);

(v)	the conditions set out in sub-paragraphs (a), (b), (c) and (d) of paragraph 2 (Finance Documents and Related Contracts) of Part 2 of Schedule 2 (Additional Vessel Conditions Precedent); and

(vi)	the conditions set out in Part 3 of Schedule 2 (Additional Obligor Conditions Precedent) other than at paragraphs 9, 10, 11, 12 and 13.

4.	UTILISATION

4.1	Giving of Requests

(a)	A Borrower may borrow a Loan by giving to the Facility Agent a duly completed Request.

(b)	Unless the Facility Agent otherwise agrees acting on the instructions of the Majority Lenders, the latest time for receipt by the Facility Agent of a duly completed Request is 11.00 a.m. not more than seven and not less than five Business Days prior to the date of the proposed borrowing (or such shorter period as the Facility Agent shall agree).

(c)	Each Request is irrevocable.

4.2	Completion of Requests

A Request for a Loan will only be regarded as having been duly completed if:

(a)	the Utilisation Date is a Business Day falling within the Availability Period;

(b)	the Utilisation Date for a Loan to be used in or towards the financing or refinancing of the cost of acquiring an Additional Vessel falls not more than 5 Business Days before the Delivery Date of any Vessel;

(c)	the currency specified in the Request is Dollars;

(d)	it sets out whether that Loan is to be applied in and towards the cost of the acquisition of an Additional Vessel;

(e)	the amount requested for the Loan is a minimum amount of US$2,000,000 or, if less, the aggregate unutilised amount of the Facility (or such other lesser amount to which the Facility Agent has given prior approval);

(f)	the amount requested for the Loan does not exceed, when aggregated with the amounts outstanding under the Facility and amounts to be drawn down under any other Requests which have been submitted, the Maximum Available Facility Amount; and

(g)	the initial proposed Term for the Loan complies with this Agreement. Only one Loan may be requested in a Request.

4.3	Advance of Loans

(a)	The Facility Agent must promptly notify each Lender of the details of the requested Loan and the amount of its share in that Loan.

(b)	The amount of each Lender’s share of the Loan will be its Pro Rata Share on the proposed Utilisation Date.

(c)	No Lender is obliged to participate in a Loan if, as a result, its share in the Loans would exceed its Commitment or the Loans would exceed the Total Commitments.

(d)	If the conditions set out in this Agreement have been met, each Lender must make its share in the requested Loan available by the Utilisation Date through its Facility Office.

5.	REPAYMENT

5.1	Repayment of Loans

(a)	Subject to paragraph (c) below, each Borrower which has drawn a Loan shall repay that Loan on the last day of its Term.

(b)	Without prejudice to each Borrower’s obligation under paragraph (a) above, if:

(i)	one or more Loans are to be made available to a Borrower:

(A)	on the same day that a maturing Loan is due to be repaid by that Borrower;

(B)	in the same currency as the maturing Loan; and

(C)	in whole or in part for the purpose of refinancing the maturing Loan; and

(ii)	each Lender’s Pro Rata Share of the maturing Loan is the same as that Lender’s Pro Rata Share of the new Loans, the aggregate amount of the new Loans shall, unless the relevant Borrower or the Parent notifies the Facility Agent to the contrary in the relevant Request, be treated as if applied in or towards repayment of the maturing Loan so that:

(A)	if the amount of the maturing Loan exceeds the aggregate amount of the new Loans:

(1)	the relevant Borrower will only be required to make a payment under Clause 12 (Payments) in an amount in the relevant currency equal to that excess; and

(2)	each Lender’s participation in the new Loans shall be treated as having been made available and applied by the Borrower in or towards repayment of that Lender’s participation in the maturing Loan and that Lender will not be required to make a payment under Clause 12 (Payments) in respect of its participation in the new Loans; and

(B)	if the amount of the maturing Loan is equal to or less than the aggregate amount of the new Loans:

(1)	the relevant Borrower will not be required to make a payment under Clause 12 (Payments); and

(2)	each Lender will be required to make a payment under Clause 12 (Payments) in respect of its participation in the new Loans only to the extent that its participation in the new Loans exceeds that Lender’s participation in the maturing Loan and the remainder of that Lender’s participation in the new Loans shall be treated as having been made available and applied by the Borrower in or towards repayment of that Lender’s participation in the maturing Loan.

(c)	At any time when a Lender becomes a Defaulting Lender, the maturity date of each of the participations of that Lender in the Loans then outstanding will be automatically extended to the Termination Date and will be treated as separate Loans (the Separate Loans) denominated in the currency in which the relevant participations are outstanding.

(d)	A Borrower to whom a Separate Loan is outstanding may prepay that Loan by giving not less than three Business Days’ prior notice to the Facility Agent. The Facility Agent will forward a copy of a prepayment notice received in accordance with this paragraph (d) to the Defaulting Lender concerned as soon as practicable on receipt.

(e)	Interest in respect of a Separate Loan will accrue for successive Terms selected by the Borrower by the time and date specified by the Facility Agent (acting reasonably) and will be payable by that Borrower to the Facility Agent (for the account of that Defaulting Lender) on the last day of each Term of that Loan.

(f)	The terms of this Agreement relating to Loans generally shall continue to apply to Separate Loans other than to the extent inconsistent with paragraphs (c) to (e) above, in which case those paragraphs shall prevail in respect of any Separate Loan.

6.	PREPAYMENT AND CANCELLATION

6.1	Illegality

(a)	If it becomes, or to the knowledge of any Lender is to become, unlawful in any jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or a Finance Document or to fund or maintain its share in one or more of the Loans (the Event of Illegality), that Lender shall notify the Facility Agent and the Parent.

(b)	After notification under paragraph (a) above, the Facility Agent shall notify the Parent promptly and:

(i)	the Borrowers shall repay or prepay the share of that Lender in the relevant Loan or Loans on the date specified in paragraph (c) below; and

(ii)	the Commitment of that Lender will be immediately cancelled.

(c)	The date for repayment or prepayment of a Lender’s share in a Loan or Loans will be the date specified by that Lender in the notice delivered to the Parent (being no earlier than the last day of any applicable grace period permitted by Applicable Law or, if earlier, and the Borrower so desires, the last day of the current Term).

6.2	Change of Control

Upon the occurrence of a Change of Control the Facility will be cancelled and all outstanding Loans, together with accrued interest and all other amounts accrued under the Finance Documents, shall become immediately due and payable.

6.3	Disposal Proceeds

(a)	Subject to paragraph (b) below and to paragraph 3.2 of Schedule 14 (Notes Restrictive Covenants), the Parent shall ensure that, in respect of:

(i)	the Net Proceeds from an Asset Sale involving Collateral; and

(ii)	any Event of Loss Proceeds involving Collateral,

it shall promptly pay or shall direct the Security Agent to pay such amounts firstly to the Facility Agent in prepayment of all amounts then outstanding under the Loans drawn for the purpose described in Clause 2.4(a) (Purpose) (other than Separate Loans) and thereafter in accordance with paragraph 6 or paragraph 7 (as applicable) of Schedule 14 (Notes Restrictive Covenants).

(b)	The Parent shall ensure that (i) the Net Proceeds from an Asset Sale involving an Identified Vessel, to the extent in the amount of $2,000,000 or more, shall be applied in accordance with paragraph 6.2 of Schedule 14 (Notes Restrictive Covenants); and (ii) the Event of Loss Proceeds from an Event of Loss involving an Identified Vessel, to the extent in the amount of $2,000,000 or more, shall be applied in accordance with paragraph 7.2 of Schedule 14 (Notes Restrictive Covenants).

6.4	Mandatory prepayment and cancellation – Debt Service Coverage Ratio

If:

(a)

in respect of a Measurement Period ending on any one of 31 December 2016, 30 June 2017 or 31 December 2017 (each a DSCR Test Date), the Debt Service Coverage Ratio is less than 1.0:1, then, immediately upon delivery of the relevant Compliance Certificate in accordance with Clause 15.4(a) (Compliance Certificate) the Total Commitments shall be reduced to US$25,000,000 and the Parent shall ensure that any Loans in excess of the Total Commitments after such reduction are prepaid on such date (a Facility Reduction);

(b)	for the avoidance of doubt, not more than one Facility Reduction shall take place pursuant to paragraph (a) of this Clause 6.4 and following that Facility Reduction, the Debt Service Coverage Ratio will not be required to be set out in any Compliance Certificate.

6.5	Automatic cancellation

The Commitments shall be automatically cancelled if Senior Secured Notes in an aggregate principal amount giving rise to gross proceeds of not less than US$420,000,000 have not been issued within 30 days of the date of this Agreement.

6.6	Voluntary cancellation

The Parent may, if it gives the Facility Agent not less than three Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of US$5,000,000 and in integral multiples of US$1,000,000 if in excess of US$5,000,000) of the Available Facility. Any cancellation under this Clause 6.6 shall reduce the Commitments of the Lenders rateably.

6.7	Voluntary prepayment of Loans

A Borrower to which a Loan has been made may, if it or the Parent gives the Facility Agent not less than three Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of a Loan (but, if in part, being an amount that reduces the Loan by a minimum amount of US$1,000,000.

6.8	Voluntary cancellation in relation to a single Lender

(a)	If an Obligor is, or will be, required to pay to a Lender a Tax Payment or an Increased Cost, the Parent may, while the requirement continues, give notice to the Facility Agent requesting prepayment and cancellation in respect of that Lender.

(b)	After notification under paragraph (a) above:

(i)	that Borrower must repay or prepay that Lender’s share in each Loan made to it on the date specified in paragraph (c) below; and

(ii)	the Commitment of that Lender will be immediately cancelled.

(c)	The date for repayment or prepayment of a Lender’s share in a Loan(s) will be the last day of the current Term for the relevant Loan or, if earlier, the date specified by the relevant Borrower in the notice delivered to the Facility Agent.

6.9	Right of cancellation in relation to a Defaulting Lender

(a)	If any Lender becomes a Defaulting Lender, the Parent may, at any time whilst the Lender continues to be a Defaulting Lender, give the Facility Agent three Business Days’ notice of cancellation of each Available Commitment of that Lender.

(b)	On the notice referred to in paragraph (a) above becoming effective, each Available Commitment of the Defaulting Lender shall immediately be reduced to zero.

(c)	The Facility Agent shall as soon as practicable after receipt of a notice referred to in paragraph (a) above, notify all the Lenders.

6.10	Miscellaneous provisions

(a)	Any notice of prepayment and/or cancellation under this Agreement is irrevocable and must specify the relevant date(s). The Facility Agent must notify the Lenders promptly of receipt of any such notice.

(b)	All prepayments under this Agreement must be made with accrued interest on the amount prepaid. No premium or penalty is payable in respect of any prepayment except for Break Costs.

(c)	No prepayment or cancellation is allowed except in accordance with the express terms of this Agreement.

(d)	Subject to Clause 2.2 (Increase), no amount of the Total Commitments cancelled under this Agreement may subsequently be reinstated.

(e)	Unless a contrary indication appears in this Agreement, any part of the Facility which is prepaid or repaid may be reborrowed in accordance with the terms of this Agreement.

(f)	If all or part of any Lender’s participation in a Loan is repaid or prepaid and is not available for redrawing (other than by operation of Clause 3.2 (Further conditions precedent)), an amount of that Lender’s Commitment (equal to the amount of the participation which is repaid or prepaid) will be deemed to be cancelled on the date of repayment or prepayment.

(g)	Any prepayment of a Loan (other than a prepayment pursuant to Clause 6.1 (Illegality) or Clause 6.8 (Voluntary cancellation in relation to a single Lender)) shall be applied pro rata to each Lender’s participation in that Loan.

(h)	On the last day of the Availability Period all of the Available Commitments shall be cancelled.

7.	INTEREST

7.1	Calculation of interest

(a)	The rate of interest on each Loan for each Term is the percentage rate per annum equal to the aggregate of:

(i)	the applicable Margin from time to time; and

(ii)	LIBOR

(together, the Interest Rate).

(b)	Interest shall be calculated by reference to the actual number of days elapsed and on the basis of a year of 360 days. Interest shall accrue from and including the first day of each Term to but excluding the last day of such Term.

7.2	Payment of interest

Except where it is provided to the contrary in this Agreement, the Borrowers must pay accrued interest on each Loan on the last day of each Term and also, if the Term is longer than three months, on the dates falling at quarterly intervals after the first day of that Term (each an Interest Payment Date).

7.3	Interest on overdue amounts

(a)	If an Obligor fails to pay any amount payable by it under the Finance Documents, the Obligors must immediately on demand by the Facility Agent pay interest on the overdue amount from its due date up to the date of actual payment, both before, on and after judgment.

(b)	If the overdue amount is a principal amount of a Loan or is an amount accruing in respect of interest on a Loan and becomes due and payable prior to the last day of its current Term, then:

(i)	the first Term for that overdue amount will be the unexpired portion of that Term and the rate of interest on the overdue amount for that first Term will be two per cent. per annum above the Interest Rate; and

(ii)	thereafter, any subsequent Term for that overdue amount shall be selected by the Facility Agent (acting on the instructions of the Majority Lenders, acting reasonably) who may select successive Terms of any duration up to three months, and the rate of interest on the overdue amount will be two per cent. per annum above the Interest Rate.

After the expiry of the first Term for that overdue amount, the rate on the overdue amount will be calculated in accordance with paragraph (c) below.

(c)	In respect of any amounts outstanding other than in accordance with paragraph (b) above, interest on such overdue amount is payable at a rate determined by the Facility Agent to be two (2) per cent. per annum above the Interest Rate. For this purpose, the Facility Agent may (acting on the instructions of the Majority Lenders, acting reasonably) select successive Terms of any duration of up to six months.

(d)	Interest (if unpaid) on an overdue amount will be compounded with that overdue amount at the end of each of its Terms but will remain immediately due and payable.

7.4	Notification of rates of interest

The Facility Agent must promptly notify each Finance Party and the relevant Borrower of the determination of a rate of interest under this Agreement.

8.	TERMS

8.1	Selection

(a)	A Borrower (or the Parent on behalf of a Borrower) may select a Term for a Loan in the Request for that Loan.

(b)	Subject to this Clause 8, a Borrower (or the Parent) may select a Term of 1, 2, 3 or 6 months or any other period agreed between the Parent and the Facility Agent (acting on the instructions of all the Lenders).

(c)	A Term for a Loan shall not extend beyond the Termination Date.

(d)	Each Term for a Loan shall start on the Utilisation Date.

(e)	A Loan has one Term only.

8.2	Non-Business Days

If a Term would otherwise end on a day which is not a Business Day, that Term will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

9.	MARKET DISRUPTION

9.1	Failure of the Reference Bank to supply a rate

If LIBOR is to be calculated by reference to the Reference Banks but a Reference Bank does not supply a rate by 11.00 a.m. on the Rate Fixing Day, the applicable LIBOR will be determined on the basis of the remaining Reference Banks.

9.2	Market disruption

(a)	A market disruption event shall arise where:

(i)	no, or only one, Reference Bank supplies a rate by 11.00 a.m. on the Rate Fixing Day; or

(ii)	the Facility Agent receives by close of business on the Rate Fixing Day notification from any Lender or Lenders (the Affected Lenders) whose aggregate shares in the relevant Loan exceed fifty per cent. of that Loan that the cost to them of obtaining matching deposits in the relevant interbank market is in excess of LIBOR for the relevant Term.

(b)	The Facility Agent must promptly notify the Parent and the Lenders of a market disruption event.

(c)	After notification under paragraph (b) above, the rate of interest for the Affected Lenders on the affected Loan for the relevant Term will be the aggregate of the applicable:

(i)	Margin; and

(ii)	the rate notified to the Facility Agent by those Affected Lenders as soon as practicable, and in any event before interest is due to be paid in respect of that Term, to be that which expresses as a percentage rate per annum the cost to those Affected Lenders of funding the Loan from whatever source each of them may reasonably select.

9.3	Alternative basis of interest or funding

(a)	If a market disruption event occurs and the Facility Agent or the Parent so require, the Parent and the Facility Agent must enter into negotiations for a period of not more than thirty days with a view to agreeing to an alternative basis for determining the rate of interest and/or funding for the affected Loan and any future Loan.

(b)	Any alternative basis agreed between the Parent and the Facility Agent will be, with the prior written consent of all the Lenders, binding on all the Parties hereto.

10.	TAXES

10.1	Tax gross-up

(a)	Each Obligor must make all payments to be made by it under the Finance Documents without any Tax Deduction, unless a Tax Deduction is required by an Applicable Law.

(b)	If the Parent or a Lender is aware that an Obligor must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must promptly notify the Facility Agent. The Facility Agent must then promptly notify the affected Parties.

(c)	If a Tax Deduction is required by an Applicable Law to be made by an Obligor or, as the case may be, the Facility Agent, the amount of the payment due from that Obligor will be increased so that the amount (after making the Tax Deduction) received by the recipient is equal to the payment which would have been due if no Tax Deduction had been required.

(d)	A payment shall not be increased under paragraph (c) above by reason of a Tax Deduction on account of Tax imposed by the United Kingdom, if on the date on which the payment falls due:

(i)	the payment could have been made to the relevant Lender without a Tax Deduction if the Lender had been a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty or any published practice or published concession of any relevant taxing authority; or

(ii)	the relevant Lender is a Qualifying Lender solely by virtue of paragraph (a)(i)(B) of the definition of “Qualifying Lender” and:

(A)	an officer of H.M. Revenue & Customs has given (and not revoked) a direction (a Direction) under section 931 of the ITA which relates to the payment and that Lender has received from the Obligor making the payment or from the Company a certified copy of that Direction; and

(B)	the payment could have been made to the Lender without any Tax Deduction if that Direction had not been made; or

(iii)	the relevant Lender is a Qualifying Lender solely by virtue of paragraph (a)(i)(B) of the definition of “Qualifying Lender” and:

(A)	the relevant Lender has not given a Tax Confirmation to the Company; and

(B)	the payment could have been made to the Lender without any Tax Deduction if the Lender had given a Tax Confirmation to the Company, on the basis that the Tax Confirmation would have enabled the Company to have formed a reasonable belief that the payment was an “excepted payment” for the purpose of section 930 of the ITA; or

(iv)	the relevant Lender is a Treaty Lender and the Obligor making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under paragraph (g) or (h) (as applicable) below.

(e)	If an Obligor is required to make a Tax Deduction, that Obligor must make the minimum Tax Deduction allowed by Applicable Law and must make any payment required in connection with that Tax Deduction within the time allowed by the Applicable Law.

(f)	Within fifteen days of making either a Tax Deduction or a payment required in connection with a Tax Deduction the Obligor making the Tax Deduction must deliver to the Facility Agent for the relevant Finance Party, documents or other information (or certified copies thereof) evidencing satisfactorily to that Finance Party (acting reasonably) that the Tax Deduction has been made or (as applicable) the appropriate payment has been paid to the relevant taxing authority.

(g)

(i)	Subject to paragraph (ii) below, a Treaty Lender and each Obligor which makes a payment to which that Treaty Lender is entitled, and each other Lender (to the extent that the Lender considers that it is reasonably able to do so) and each Obligor which makes a payment to which that Lender is entitled, shall co-operate in completing any procedural formalities necessary for that Obligor to obtain authorisation to make that payment without a Tax Deduction.

(ii)

(A)	A Treaty Lender which becomes a Party on the day on which this Agreement is entered into that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence opposite its name in Part 2 of Schedule 1 (Original Lender); and

(B)	a New Lender or an Increase Lender that is a Treaty Lender that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence in the Transfer Certificate or Increase Confirmation which it executes, and, having done so, that Lender shall be under no obligation pursuant to paragraph (i) above.

(h)	If a Lender has confirmed its scheme reference number and its jurisdiction of tax residence in accordance with paragraph (g)(ii) above and:

(i)	a Borrower incorporated in the United Kingdom making a payment to that Lender has not made a Borrower DTTP Filing in respect of that Lender; or

(ii)	a Borrower incorporated in the United Kingdom making a payment to that Lender has made a Borrower DTTP Filing in respect of that Lender but:

(A)	that Borrower DTTP Filing has been rejected by HM Revenue & Customs; or

(B)	HM Revenue & Customs has not given the Borrower authority to make payments to that Lender without a Tax Deduction within 60 days of the date of the Borrower DTTP Filing,

and in each case, the Borrower has notified that Lender in writing, that Lender and the Borrower shall co-operate in completing any additional procedural formalities necessary for that Borrower to obtain authorisation to make that payment without a Tax Deduction.

(i)	If a Lender has not confirmed its scheme reference number and jurisdiction of tax residence in accordance with paragraph (g)(ii) above, no Obligor shall make a Borrower DTTP Filing or file any other form relating to the HMRC DT Treaty Passport scheme in respect of that Lender’s Commitment(s) or its participation in any Loan unless the Lender otherwise agrees.

(j)	A Borrower incorporated in the United Kingdom shall, promptly on making a Borrower DTTP Filing, deliver a copy of that Borrower DTTP Filing to the Facility Agent for delivery to the relevant Lender.

(k)	A UK Non-Bank Lender which becomes a Party on the day on which this Agreement is entered into gives a Tax Confirmation to the Parent by entering into this Agreement.

(l)	A UK Non-Bank Lender shall promptly notify the Parent and the Facility Agent if there is any change in the position from that set out in the Tax Confirmation.

10.2	Tax Indemnity

(a)	Without prejudice to the provisions of Clause 10.1 (Tax gross-up), if any Lender is required to make any payment on account of Tax in respect of any Finance Document (not being a Tax imposed on the net income of a Lender or its Facility Office by the jurisdiction in which it is incorporated (or, if different, the jurisdiction in which it is treated as resident for tax purposes), or the jurisdiction in which its Facility Office is located or on the capital of that Lender employed in such jurisdiction or jurisdictions) on any sum received or receivable under the Finance Documents (including, without limitation, any sum received or receivable under this Clause 10.2) or any liability in respect of any such payment is imposed, levied or finally assessed against a Lender, the Obligors shall (within three Business Days of demand on the Parent by the Facility Agent) indemnify that Lender against such payment or liability, together with any interest, penalties and expenses payable or incurred in connection therewith.

(b)	Clause 10.2(a) (Tax Indemnity) above shall not apply to the extent a loss, liability or cost:

(i)	is compensated for by an increased payment under Clause 10.1 ( Tax gross-up); or

(ii)	would have been compensated for by an increased payment under Clause 10.1 (Tax gross-up) but was not so compensated solely because one of the exclusions in Clause 10.1(d) (Tax gross-up) applied.

10.3	Tax Credit

If a Lender or, as the case may be, the Facility Agent determines in its absolute discretion, acting in good faith, that it has received, realised utilised and retained a Tax benefit by reason of any deduction or withholding in respect of which a Borrower has made an interest payment or paid a compensating sum under this Clause 10 (Taxes), that Lender or, as the case may be, the Facility Agent shall, provided it has received all amounts which are then due and payable by the Obligors under any of the provisions of this Agreement and the other Finance Documents, pay to the relevant Borrower (to the extent that that Lender or, as the case may be, the Facility Agent can do so without prejudicing the amount of that benefit and the right of that Lender, or as the case may be, the Facility Agent to obtain any other benefit, relief or allowance which may be available to it), such amount, if any, as that Lender, or as the case may be, the Facility Agent shall determine in its absolute discretion acting in good faith, will leave that Lender, or as the case may be, the Facility Agent in no better and no worse position than it would have been in if the deduction or withholding had not been required and so that it retains no benefit as a result of the receipt of such deduction.

10.4	Lender Status Confirmation

Each Lender in respect of a Borrower incorporated in the United Kingdom which becomes a Party to this Agreement after the date of this Agreement shall indicate, in the Transfer Certificate or Increase Confirmation which it executes on becoming a Party, and for the benefit of the Facility Agent and without liability to any Obligor, which of the following categories it falls in:

(a)	not a Qualifying Lender;

(b)	a Qualifying Lender (other than a Treaty Lender); or

(c)	a Treaty Lender.

If a New Lender or an Increase Lender in respect of a Borrower incorporated in the United Kingdom fails to indicate its status in accordance with this Clause 10.4 then such New Lender or Increase Lender shall be treated for the purposes of this Agreement (including by each Obligor) as if it is not a

Qualifying Lender until such time as it notifies the Facility Agent which category applies (and the Facility Agent, upon receipt of such notification, shall inform the Company). For the avoidance of doubt, a Transfer Certificate or Increase Confirmation shall not be invalidated by any failure of a Lender to comply with this Clause 10.4.

10.5	Notification of Claim

A Lender making, or intending to make, a claim under Clause 10.2 (Tax Indemnity) shall promptly notify the Facility Agent of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Parent.

10.6	Conduct of Business by the Finance Parties

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

10.7	Stamp taxes

Each Obligor must pay and, within three Business Days of demand, indemnify each Finance Party against any stamp duty, registration or other similar Tax payable by a Finance Party in connection with the entry into, performance or enforcement of any Finance Document.

10.8	Value added taxes

(a)	Any amount (including costs and expenses) payable under a Finance Document by an Obligor is exclusive of any value added tax or any other Tax of a similar nature which might be chargeable in connection with that amount. If any such Tax is chargeable, the Obligors must pay to the relevant Finance Party (in addition to and at the same time as paying that amount) an amount equal to the amount of that Tax.

(b)	Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party must also at the same time pay and indemnify the Finance Party against all value added tax or any other Tax of a similar nature incurred by the Finance Party in respect of these costs or expenses but only to the extent that the Finance Party (acting reasonably) determines that neither it nor any other member of any group of which it is a member for value added tax purposes is entitled to credit or repayment from the relevant tax authority in respect of the Tax.

11.	INCREASED COSTS

11.1	Increased Costs

(a)	Subject to Clause 11.3 (Exceptions) the Parent shall, within three Business Days of a demand by the Facility Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

(b)	In this Agreement:

Increased Costs means:

(i)	a reduction in the rate of return from the Facility or on a Finance Party’s (or its Affiliate’s) overall capital;

(ii)	an additional or increased cost; or

(iii)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment.

Basel III means:

(i)	the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(ii)	the rules for global systemically important banks contained in “Global systemically important banks: assessment methodology and the additional loss absorbency requirement – Rules text” published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(iii)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”.

11.2	Increased cost claims

(a)	A Finance Party intending to make a claim pursuant to Clause 11.1 (Increased Costs) shall notify the Facility Agent of the event giving rise to the claim, following which the Facility Agent shall promptly notify the Parent.

(b)	Each Finance Party shall, as soon as practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Increased Costs.

11.3	Exceptions

(a)	Clause 11.1 (Increased Costs) does not apply to the extent any Increased Cost is:

(i)	attributable to a Tax Deduction required by law to be made by an Obligor;

(ii)	compensated for by Clause 10.2 (Tax indemnity) (or would have been compensated for under Clause 10.2 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 10.2 (Tax indemnity) applied);

(iii)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation; or

(iv)

attributable to the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (but excluding any amendment arising out of Basel III) (“Basel II”) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates).

(b)	In this Clause 11.3 reference to a “Tax Deduction” has the same meaning given to the term in Clause 1.1 (Definitions).

12.	PAYMENTS

12.1	Place

Unless a Finance Document specifies that payments under it are to be made in another manner, all payments by a Party (other than the Facility Agent) under the Finance Documents must be made to the Facility Agent to its account with such office or bank in London as it may notify to that Party for this purpose by not less than five Business Days’ prior notice.

12.2	Funds

Payments under the Finance Documents to the Facility Agent must be made for value on the due date at such times and in such funds as the Facility Agent may specify to the Party concerned as being customary at the time for the settlement of transactions in the relevant currency in the place for payment.

12.3	Distribution

(a)	Each payment received by the Facility Agent under the Finance Documents for another Party must, except as provided below, be made available by the Facility Agent to that Party by payment (as soon as practicable after receipt) to its account with such office or bank as it may notify to the Facility Agent for this purpose by not less than five Business Days’ prior notice.

(b)	The Facility Agent may apply any amount received by it from any of the Obligors in or towards payment (as soon as practicable) of any amount due from the Obligors under the Finance Documents or in or towards the purchase of any amount of any currency to be so applied.

(c)	Where a sum is paid to the Facility Agent under this Agreement for another Party, the Facility Agent is not obliged to pay that sum to that Party until it has established that it has actually received it. However, the Facility Agent may assume that the sum has been paid to it, and, in reliance on that assumption, make available to that Party a corresponding amount. If it transpires that the sum has not been received by the Facility Agent, that Party must immediately on demand by the Facility Agent refund any corresponding amount made available to it together with interest on that amount from the date of payment to the date of receipt by the Facility Agent at a rate calculated by the Facility Agent to reflect its cost of funds.

12.4	Currency

All amounts payable under the Finance Documents are payable in Dollars provided always that amounts payable in respect of costs and expenses are payable in the currency in which those costs and expenses are incurred.

12.5	No set-off or counterclaim

All payments made by any Obligor under the Finance Documents must be made without set-off or counterclaim.

12.6	Business Days

(a)	If a payment under the Finance Documents is due on a day which is not a Business Day, the due date for that payment will instead be the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal under this Agreement interest is payable on that principal at the rate payable on the original due date.

12.7	Partial payments

(a)	Subject to the terms of the Intercreditor Agreement, if any Administrative Party receives a payment insufficient to discharge all the amounts then due and payable by the Obligors under the Finance Documents, then, except to the extent otherwise provided in any Finance Document, the Administrative Party must apply that payment towards the obligations of the Obligors under the Finance Documents in the following order:

(i)	first, in or towards payment or satisfaction pro rata of all costs, charges, sales taxes, expenses and liabilities incurred and payments made by the Finance Parties or any receiver and all remuneration payable to the Finance Parties or any receiver under or pursuant to the Security Documents including, without limitation, legal expenses, re-instatement costs and any costs incurred in recovering possession of the Security Assets;

(ii)	second, in or towards payment pro rata of any unpaid fees, costs and expenses of the Finance Parties to the extent not recovered under paragraph (i) above under this Agreement and the Finance Documents;

(iii)	third, in or towards payment pro rata of any accrued but unpaid interest payable to the Finance Parties under this Agreement and the Finance Documents;

(iv)	fourth, in or towards payment pro rata of any Break Costs of the Lenders due but unpaid and payable to the Finance Parties under this Agreement and the Finance Documents;

(v)	fifth, in or towards payment pro rata of any principal in respect of this Agreement and the Finance Documents due but unpaid;

(vi)	sixth, in or towards payment pro rata to the Finance Parties of any other amounts which are due but unpaid by the Obligors to any of the Finance Parties under the Finance Documents in such order as the Finance Parties shall in their absolute discretion determine; and

(vii)	seventh, after all amounts payable or which may become payable under the Finance Documents have been paid in full and the Finance Documents have been discharged in payment of the surplus, if any, to the Parent or other persons entitled thereto.

(b)	Subject to the terms of the Intercreditor Agreement, the Facility Agent must, if so directed by all the Lenders, vary the order set out at paragraphs (a)(ii) to (a)(vi) above.

(c)	This Clause 12.7 will override any appropriation made by an Obligor.

12.8	Timing of payments

If a Finance Document does not provide for when a particular payment is due, that payment will be due within three Business Days of demand by the relevant Finance Party.

12.9	Disruption to Payment Systems etc.

If either the Facility Agent determines (in its discretion) that a Disruption Event has occurred or the Facility Agent is notified by the Parent that a Disruption Event has occurred:

(a)	the Facility Agent may, and shall if requested to do so by the Parent, consult with the Parent with a view to agreeing with the Parent such changes to the operation or administration of the Facility as the Facility Agent may deem necessary in the circumstances;

(b)	the Facility Agent shall not be obliged to consult with the Parent in relation to any changes mentioned in paragraph (a) if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)	the Facility Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)	any such changes agreed upon by the Facility Agent and the Parent shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 25 (Amendments and Waivers);

(e)	Subject to the terms of the Intercreditor Agreement, the Facility Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 12.9; and

(f)	the Facility Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

12.10	Impaired Agent

(a)	If, at any time, the Facility Agent becomes an Impaired Agent, an Obligor or a Lender which is required to make a payment under the Finance Documents to the Facility Agent in accordance with Clause 12.1 (Place) may instead either:

(i)	pay that amount direct to the required recipient(s); or

(ii)	if in its absolute discretion it considers that it is not reasonably practicable to pay that amount direct to the required recipient(s), pay that amount or the relevant part of that amount to an interest-bearing account held with an Acceptable Bank within the meaning of paragraph (a) of the definition of “Acceptable Bank” and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Obligor or the Lender making the payment (the Paying Party) and designated as a trust account for the benefit of the Party or Parties beneficially entitled to that payment under the Finance Documents (the Recipient Party or Recipient Parties).

In each case such payments must be made on the due date for payment under the Finance Documents.

(b)	All interest accrued on the amount standing to the credit of the trust account shall be for the benefit of the Recipient Party or the Recipient Parties pro rata to their respective entitlements.

(c)	A Party which has made a payment in accordance with this Clause 12.10 shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.

(d)	Promptly upon the appointment of a successor Facility Agent in accordance with Clause 19.13 (Replacement of the Facility Agent), each Paying Party shall (other than to the extent that that Party has given an instruction pursuant to paragraph (e) below )give all requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the successor Agent for distribution to the relevant Recipient Party or Recipient Parties in accordance with Clause 12.3 (Distribution).

(e)	A Paying Party shall, promptly upon request by a Recipient Party and to the extent:

(i)	that it has not given an instruction pursuant to paragraph (d) above; and

(ii)	that it has been provided with the necessary information by that Recipient Party,

give all requisite instructions to the bank with whom the trust account is held to transfer the relevant amount (together with any accrued interest) to that Recipient Party.

13.	GUARANTEE AND INDEMNITY

13.1	Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(a)	guarantees to each Finance Party punctual performance by each other Obligor of all that Obligor’s obligations under the Finance Documents;

(b)	undertakes with each Finance Party that whenever another Obligor does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c)	agrees with each Finance Party that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Finance Party immediately on demand against any cost, loss or liability it incurs as a result of an Obligor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Finance Document on the date when it would have been due. The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 13 if the amount claimed had been recoverable on the basis of a guarantee.

13.2	Continuing Guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

13.3	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is made by a Finance Party in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Guarantor under this Clause 13 will continue or be reinstated as if the discharge, release or arrangement had not occurred.

13.4	Waiver of defences

The obligations of each Guarantor under this Clause 13 will not be affected by an act, omission, matter or thing which, but for this Clause 13, would reduce, release or prejudice any of its obligations under this Clause 13 (without limitation and whether or not known to it or any Finance Party) including:

(a)	any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e)	any amendment, novation, supplement, extension restatement (however fundamental and whether or not more onerous) or replacement of a Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension of or increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g)	any insolvency or similar proceedings.

13.5	Guarantor Intent

Without prejudice to the generality of Clause 13.4 (Waiver of defences), each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

13.6	Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 13. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

13.7	Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor’s liability under this Clause 13.

13.8	Deferral of Guarantors’ rights

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Facility Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause 13:

(a)	to be indemnified by an Obligor;

(b)	to claim any contribution from any other guarantor of any Obligor’s obligations under the Finance Documents;

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party;

(d)	to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which any Guarantor has given a guarantee, undertaking or indemnity under Clause 13.1 (Guarantee and indemnity);

(e)	to exercise any right of set-off against any Obligor; and/or

(f)	to claim or prove as a creditor of any Obligor in competition with any Finance Party.

Until such time as all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, to the extent a Guarantor receives any benefit, payment or distribution in relation to such rights it will hold that benefit, payment or distribution on trust for the Finance Parties and will promptly pay an amount equal to that benefit, payment or distribution, to the Facility Agent, for application in accordance with Clause 12 (Payments).

13.9	Release of Guarantors’ right of contribution

If any Guarantor (a “Retiring Guarantor”) ceases to be a Guarantor in accordance with the terms of the Finance Documents for the purpose of any sale or other disposal of that Retiring Guarantor then on the date such Retiring Guarantor ceases to be a Guarantor:

(a)	that Retiring Guarantor is released by each other Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Finance Documents; and

(b)	each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Finance Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under any Finance Document or of any other security taken pursuant to, or in connection with, any Finance Document where such rights or security are granted by or in relation to the assets of the Retiring Guarantor.

13.10	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

13.11	Guarantee Limitations

This guarantee does not apply to any liability to the extent that it would result in this guarantee constituting unlawful financial assistance within the meaning of sections 678 or 679 of the Companies Act 2006 or any equivalent and applicable provisions under the laws of the Original Jurisdiction of the relevant Guarantor and, with respect to any Additional Guarantor, is subject to any limitations set out in the Accession Deed applicable to such Additional Guarantor.

14.	REPRESENTATIONS

14.1	Representations

The representations set out in this Clause 14 are made, unless otherwise stated, by each Obligor in respect of itself or (if the relevant provision so states) one or more of them each in respect of itself to the Finance Parties.

14.2	Status

(a)	It is a limited liability company, duly incorporated and validly existing under the laws of its Original Jurisdiction.

(b)	It and each of its Subsidiaries, if any, has the power to own its assets and carry on its business as it is being conducted.

(c)	The Parent is the legal and beneficial owner of all the share capital of each of the other Obligors.

14.3	Powers and authority

It has the power to enter into and perform, and has taken all necessary action to authorise the entry into and performance of, the Transaction Documents to which it is or will be a party and the transactions contemplated by those Transaction Documents.

14.4	Legal validity

Subject to any general principles of law limiting its obligations and referred to in any legal opinion required under this Agreement, each Transaction Document to which it is a party is its legally binding, valid and enforceable obligation.

14.5	Non-conflict

The entry into and performance by it of, and the transactions contemplated by, the Transaction Documents to which it is a party do not conflict in any material respect with:

(a)	any law or regulation applicable to it;

(b)	its or any of its Subsidiaries’ constitutional documents; or

(c)	any document which is binding upon it or any of its Subsidiaries or any of its or its Subsidiaries’ assets.

14.6	No Default

(a)	No Default is outstanding or will result from the entry into, or the performance of any transaction contemplated by, any Transaction Document.

(b)	No other event is outstanding which constitutes a default under any document which is binding on it or any of its Subsidiaries or any of its or its Subsidiaries’ assets to an extent or in a manner which is reasonably likely to have a Material Adverse Effect.

14.7	Authorisations

Except for registration of (i) the Mortgages and the relevant Vessels at the registry of the Approved Flag State, (ii) any Security Document creating a charge over Security Assets of the Obligors with the Registrar of Companies in the jurisdiction of incorporation of the relevant Obligor or (iii) any relevant Security Document under the Companies Act 2006, and (iv) in the case of the Pledges of Shares in respect of the share capital of each Cypriot Guarantor, the delivery of the original share certificates in respect of the shares being pledged to the Security Agent and the giving of notice to each Cypriot Guarantor accompanied by a certified copy of the relevant Pledge of Shares and the issue of a certificate by the secretary of each Cypriot Guarantor confirming that a memorandum was made in its register of members against all the share certificates pledged thereby, all authorisations required by it in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Transaction Documents have been obtained or effected (as appropriate) and are in full force and effect.

14.8	Financial statements

(a)	Its Original Financial Statements were prepared in accordance with the Accounting Principles consistently applied.

(b)	The unaudited Original Financial Statements of the Parent fairly represent its financial condition and results of operations for the relevant half-year period.

(c)	Its audited Original Financial Statements give a true and fair view of (or fairly represent) its financial condition and results of operations during the relevant financial year unless expressly disclosed to the Facility Agent in writing to the contrary prior to the date of this Agreement.

(d)	There has been no material adverse change in the assets, business or consolidated financial condition of the Restricted Group since the date of the Original Financial Statements.

(e)	There has been no material adverse change in the assets, business or consolidated financial condition of the Restricted Group since the date of delivery of the most recent financial statements pursuant to Clause 15.1 (Financial statements).

(f)	Its most recent financial statements delivered pursuant to Clause 15.1 (Financial statements):

(i)	have been prepared in accordance with the Accounting Principles; and

(ii)	give a true and fair view of or fairly represent its consolidated financial condition as at the end of, and consolidated results of operations for, the period to which they relate.

14.9	No material adverse change

There has been no material adverse change in the ability of the Obligors to make all the required payments under this Agreement or the validity or enforceability of this Agreement since the date of this Agreement or following the receipt by the Facility Agent of a Compliance Certificate, since the date of the then latest Compliance Certificate.

14.10	Litigation

No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency (including, but not limited to, investigative proceedings) which, if on the balance of probabilities is likely to be adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief) been started against it or any of its Subsidiaries.

14.11	No breach of laws

It has not (and none of its Subsidiaries has) breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

14.12	Pari passu ranking

Its payment obligations under the Finance Documents rank at least pari passu with all its other present and future unsecured and unsubordinated payment obligations, except for obligations mandatorily preferred by law applying to companies generally.

14.13	Ranking of security

The Transaction Security has or will have first ranking priority and it is not subject to any prior ranking or pari passu ranking Security Interest (other than Permitted Security Interests).

14.14	Good title to assets

It and each of its Subsidiaries has a good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

14.15	Group Structure Chart

The Group Structure Chart delivered to the Facility Agent pursuant to Part 1 of Schedule 2 (Initial Conditions Precedent Documents) is true, complete and accurate in all material respects and shows the following information:

(a)	each member of the Group, including current name and company registration number, its Original Jurisdiction (in the case of an Obligor), its jurisdiction of incorporation (in the case of a member of the Group which is not an Obligor) and/or its jurisdiction of establishment, a list of shareholders and indicating whether a company is an Unrestricted Subsidiary or is not a company with limited liability; and

(b)	all minority interests in any member of the Group and any person in which any member of the Group holds shares in its issued share capital or equivalent ownership interest of such person.

14.16	No filings or Stamp taxes

Under the laws of its Relevant Jurisdiction it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents except any filing, recording or enrolling or any tax or fee payable in relation to the Transaction Documents which is referred to in any Legal Opinion and which will be made or paid promptly after the date of the relevant Finance Document.

14.17	Taxation

(a)	It is not (and, so far as it is aware, none of its Subsidiaries is) overdue in the filing of any Tax returns and it is not (and, so far as it is aware, none of its Subsidiaries is) overdue in the payment of any amount in respect of Tax, in each case, to an extent which could reasonably be expected to have a Material Adverse Effect.

(b)	No claims or investigations are being, or are reasonably likely to be, made or conducted against it (or any of its Subsidiaries) with respect to Taxes.

(c)	Save where such Obligor has, upon giving prior notice to the Facility Agent, caused its residency for tax to be moved to any of the U.K., Cyprus, the Bahamas or the Marshall Islands:

(i)	each Original Obligor (other than GSL Alcazar Inc.) and each Additional Obligor, is resident for Tax purposes only in its Original Jurisdiction; and

(ii)	GSL Alcazar Inc., is resident for Tax purposes only in Cyprus.

14.18	Environment

Except as may already have been disclosed by the Parent in writing to the Facility Agent:

(a)	each of the members of the Restricted Group and their respective Environmental Affiliates has, without limitation, complied with the provisions of all applicable Environmental Laws in relation to each Vessel or other vessel owned by it;

(b)	each of the members of the Restricted Group and their respective Environmental Affiliates has obtained all requisite Environmental Approvals in relation to each Vessel or other vessel owned by it and are in compliance with such Environmental Approvals;

(c)	no member of the Restricted Group nor any of their respective Environmental Affiliates has received notice of any Environmental Claim in relation to a Vessel or other vessel owned by it which alleges that any of the Obligors or any of their respective Environmental Affiliates is not in compliance with applicable Environmental Laws in relation to such Vessel or vessel or Environmental Approvals in relation to such Vessel or vessel;

(d)	there is no Environmental Claim in relation to any Vessel or other vessel owned by any member of the Restricted Group pending or threatened which is such that a first class owner or operator of vessels such as the Vessels, making all due enquiries and complying in all respects with its obligations under the ISM Code, ought to have known about; and

(e)	there has been no Release of Hazardous Materials by or in respect of any Vessel or other vessel owned by any member of the Restricted Group about which a first class owner or operator of vessels such as the Vessels making all due enquiries and complying in all respects with its obligations under the ISM Code ought to have known about.

14.19	Security Assets

Each Obligor is or will on the creation of the relevant Security Interest be solely and absolutely entitled to the Security Assets over which it has or will create any Security Interest pursuant to the Security Documents to which it is, or will be, a party and there is no agreement or arrangement under which it is obliged to share any proceeds of or derived from such Security Assets with any third party.

14.20	ISM Code compliance

In respect of any Additional Vessel, on the Delivery Date in respect of the relevant Vessel, the relevant Borrower is in full compliance with the ISM Code in respect of that Vessel.

14.21	ISPS Code Compliance

In respect of any Additional Vessel, on the Delivery Date in respect of the relevant Vessel, the relevant Borrower is in full compliance with the ISPS Code in respect of that Vessel.

14.22	No amendments to Related Contracts

Other than as notified to the Facility Agent in writing, there have been no amendments to any of the Related Contracts.

14.23	Anti-corruption law

Each member of the Group has conducted its business in compliance with applicable anti-corruption laws and has instituted and maintained policies and procedures designed to promote and achieve compliance with such laws.

14.24	Insolvency

(a)	No member of the Restricted Group is unable, nor admits or has admitted its inability, to pay its debts or has suspended making payments on any of its debts.

(b)	No member of the Restricted Group has commenced, or intends to commence, negotiations with one or more of its creditors with a view to rescheduling any of its Financial Indebtedness.

(c)	The value of the assets of each member of the Restricted Group is not less than its liabilities (taking into account contingent and prospective liabilities).

(d)	No moratorium has been, or may, in the reasonably foreseeable future be, declared in respect of any indebtedness of any member of the Restricted Group.

(e)	No reorganisation or liquidation of any member of the Restricted Group has occurred (other than a voluntary reorganisation of a member that is not insolvent or subject to any creditors’ process at the time of such reorganisation and which has been approved by the Facility Agent (acting reasonably)).

14.25	Sanctions

No Obligor nor any of its Subsidiaries, nor to the best knowledge of the Obligors or any of their Subsidiaries, any director, officer, employee, agent, affiliate, or person associated with or acting on behalf of the Obligors or any of their Subsidiaries is directly owned or controlled by, or is acting on behalf of an individual or entity that: (i) is or has been a Restricted Party; (ii) is or has been engaged in any transaction, activity or conduct that could reasonably be expected to result in it becoming a Restricted Party; and/or (iii) has received notice of, or has become otherwise aware of, any claim, action, suit, proceedings or investigation involving it with respect to Sanctions. None of the proceeds of any loan will be directly applied, lent, contributed or otherwise made available to fund or finance any activities or business of or with a Restricted Party or in a Sanctioned Country.

14.26	Immunity

(a)	The execution by it of each Transaction Document to which it is a party constitutes, and the exercise by it of its rights and performance of its obligations under each such Transaction Document will constitute, private and commercial acts performed for private and commercial purposes.

(b)	It will not be entitled to claim immunity from suit, execution, attachment or other legal process in any proceedings taken in its jurisdiction of incorporation in relation to any Transaction Document.

14.27	No adverse consequences

(a)	It is not necessary under the laws of its jurisdiction of incorporation:

(i)	in order to enable any Finance Party to enforce its rights under any Finance Document; or

(ii)	by reason of the execution of any Finance Document or the performance by it of its obligations under any Finance Document,

that any Finance Party should be licensed, qualified or otherwise entitled to carry on business in its Original Jurisdiction; and

(b)	No Finance Party will be deemed to be resident, domiciled or carrying on business in its Relevant Jurisdiction by reason only of the execution, performance and/or enforcement of any Finance Document.

14.28	Governing law and enforcement

(a)	The choice of governing law of the Finance Documents will be recognised and enforced in its Relevant Jurisdictions.

(b)	Any judgment obtained in relation to a Finance Document in the jurisdiction of the governing law of that Finance Document will be recognised and enforced in its Relevant Jurisdictions.

14.29	Accounting Reference Date

The financial year end of each member of the Restricted Group is 31 December in each year or such other date as has been approved by the Facility Agent in writing.

14.30	Centre of main interests and establishments

For the purposes of The Council of the European Union Regulation No. 1346/2000 on Insolvency Proceedings (the Regulation), its centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated in its Original Jurisdiction and it has no “establishment” (as that term is used in Article 2(h) of the Regulations) in any other jurisdiction.

14.31	Times for making representations

(a)	The representations set out in this Clause 14 (Representations) are made by the Parent and each Original Obligor on the date of this Agreement.

(b)	Unless a representation is expressed to be given at a specific date (in which event it shall be deemed to be given on that date), the representations in Clauses:

(i)	14.2 (Status), 14.3 (Powers and authority), 14.4 (Legal validity), 14.5 (Non-conflict), 14.6 (No Default) 14.7 (Authorisations), 14.8 (Financial statements) (other than paragraph (d) thereof), 14.12 (Pari passu ranking), 14.13 (Ranking of security), 14.14 (Good title to assets), 14.24 (Insolvency), 14.25 (Sanctions), 14.26 (Immunity), 14.27 (No adverse consequences), 14.28 (Governing law and enforcement) and 14.29 (Accounting Reference Date) are deemed to be repeated by each Obligor on the date of each Request, on each Utilisation Date and the first day of each Term;

(ii)	14.9 (No material adverse change) and 14.10 (Litigation), are deemed to be repeated by each Obligor on each Utilisation Date;

(iii)	14.18 (Environment), 14.19 (Security Assets) and 14.22 (No amendments to Related Contracts) are deemed to be repeated on each Utilisation Date in respect of, the Vessel being delivered/financed on that date, the Related Contracts relating to that Vessel (in the case of 14.18 (Environment)) and the borrowing being made on that date (in the case of 14.22 (No amendments to Related Contracts)); and

(iv)	all the representations and warranties in this Clause 14 except Clause 14.15 (Group Structure Chart) are deemed to be made by each Additional Obligor on the day on which it becomes (or it is proposed that it becomes) an Additional Obligor.

(c)	When a representation is repeated, it is applied to the circumstances existing at the time of repetition.

15.	INFORMATION COVENANTS

15.1	Financial statements

(a)	The Parent must supply to the Facility Agent in sufficient copies (which may take the form of an electronic copy) for all the Lenders:

(i)	as soon as they are available, but in any event within 120 days after the end of each Financial Year, its audited consolidated financial statements for that Financial Year commencing with the Financial Year ending after the date hereof; and

(ii)	as soon as they are available, but in any event within 60 days after the end of each half-year of each Financial Year, its unaudited consolidated financial statements for that half-year commencing with the half-year ending after the date hereof.

(b)	The Facility Agent shall send to each Lender all of the financial statements received by it under this Clause 15.1 within fifteen days of receipt of such financial statements.

15.2	Form of financial statements

(a)	Each Obligor must ensure that each set of its financial statements supplied under this Agreement fairly represents the financial condition (consolidated or otherwise) of the relevant person as at the date to which those financial statements were drawn up and that each set of audited financial statements required to be delivered by an Obligor pursuant to Clause 15.1 (Financial Statements) have been audited by the Auditors of that Obligor.

(b)	The Parent must notify the Facility Agent of any change to the basis on which its audited financial statements are prepared.

(c)	If requested by the Facility Agent, the Parent must supply or procure that the following are supplied to the Facility Agent:

(i)	a full description of any change notified under paragraph (b) above; and

(ii)	sufficient information to enable the Facility Agent to make a proper comparison between the financial position shown by the set of financial statements prepared on the changed basis and its most recent audited consolidated financial statements delivered to the Facility Agent under this Agreement.

(d)	If requested by the Facility Agent, the Parent must enter into discussions for a period of not more than thirty days with a view to agreeing to any amendments required to be made to this Agreement to place the Facility Agent in the same position as it would have been in if the change had not happened. Any agreement between the Parent and the Facility Agent will be, with the prior consent of the Majority Lenders, binding on all parties.

(e)	If no agreement is reached under paragraph (d) above on the required amendments to this Agreement, the Parent must ensure that its Auditors certify those amendments; the certificate of the Auditors will be, in the absence of manifest error, binding on all the Parties.

15.3	Unrestricted Subsidiaries

If any Subsidiaries of the Parent have been designated as Unrestricted Subsidiaries, the information delivered under Clauses 15.1 (Financial Statements) and 15.4 (Compliance Certificate) will include information as to the financial condition of the Restricted Group separate from that of the Unrestricted Subsidiaries, in such detail as the Facility Agent shall reasonably require.

15.4	Compliance Certificate

(a)	The Parent must supply to the Facility Agent a Compliance Certificate with each set of its consolidated financial statements required to be delivered by it pursuant to Clause 15.1 (Financial statements) setting out, amongst other things, the Cash Balance on the most recent Test Date.

(b)	Subject to Clause 6.4(b) (Mandatory prepayment and cancellation – Debt Service Coverage Ratio), the Parent must supply to the Facility Agent, within 60 days of each DSCR Test Date, a Compliance Certificate setting out, amongst other things, the Debt Service Coverage Ratio on that DSCR Test Date (including computations in reasonable detail based on its unaudited consolidated financial statements for the Measurement Period ending on that DSCR Test Date).

(c)	Each Compliance Certificate supplied by the Parent must be signed by its chief financial officer or chief executive officer.

15.5	Information - miscellaneous

The Parent must supply to the Facility Agent in sufficient copies (which may take the form of an electronic copy) for all the Lenders:

(a)	copies of all documents despatched by it to its creditors generally or any class of them or, as the case may be, by any Obligor to its creditors or any class of them at the same time as they are despatched;

(b)	copies of all notices and minutes relating to any extraordinary general meeting of its or any Obligor’s shareholders at the same time as they are despatched; and

(c)	promptly upon becoming aware of them, details of any litigation, arbitration or administrative proceedings which are current, or to the knowledge of an Obligor threatened or pending against it or any Obligor and which might, if adversely determined, have a Material Adverse Effect.

15.6	Notification of Default

Unless the Facility Agent has already been so notified, the Parent must notify the Facility Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

15.7	Know your customer requirements

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)	any change in the status of an Obligor or the composition of the shareholders of an Obligor after the date of this Agreement; or

(iii)	a proposed assignment or transfer by a Lender of any of its rights and/or obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Facility Agent, the Security Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Facility Agent, the Security Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any Lender), the Security Agent or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Facility Agent, the Security Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b)	Each Lender shall promptly upon the request of the Facility Agent or the Security Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent or the Security Agent (for itself) in order for the Facility Agent or the Security Agent to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(c)	The Parent shall, by not less than ten Business Days’ prior written notice to the Facility Agent, notify the Facility Agent (which shall promptly notify the Lenders) of its intention to request that one of its Restricted Subsidiaries becomes an Additional Obligor pursuant to Clause 26 (Changes to the Obligors).

(d)	Following the giving of any notice pursuant to paragraph (c) above, if the accession of such Additional Obligor obliges the Facility Agent or the Security Agent or any Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Parent shall promptly upon the request of the Facility Agent, the Security Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any Lender), the Security Agent or any Lender (for itself or on behalf of any prospective new Lender) in order for the Facility Agent, the Security Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the accession of such Restricted Subsidiary to this Agreement as an Additional Obligor.

16.	GENERAL COVENANTS

16.1	General

Each Obligor agrees to be bound by the covenants set out in this Clause 16 relating to it. To the extent that a Vessel ceases to be a Vessel in accordance with the terms of this Agreement, the relevant Obligor shall no longer be bound by the covenants set out in this Clause 16 in so far as these covenants relate to that Vessel.

16.2	Notes Restrictive Covenants

Each Obligor shall comply with the Notes Restrictive Covenants.

16.3	Authorisations

Each Obligor must promptly obtain, maintain and comply, in all material respects, with the terms of any authorisation required under any Applicable Law to enable it to perform its obligations under, or for the validity or enforceability of, any Finance Document.

16.4	Compliance with laws

Each Obligor must comply and procure that each member of the Group complies in all respects with all Applicable Laws to which it is subject where failure to do so is reasonably likely to have a Material Adverse Effect.

16.5	Pari passu ranking

Each Obligor must ensure that its payment obligations under the Finance Documents rank at least pari passu with all its other present and future unsecured and unsubordinated payment obligations, except for obligations mandatorily preferred by law applying to companies generally.

16.6	Anti-corruption law

(a)	No Obligor shall (and the Parent shall ensure that no other member of the Group will) directly or indirectly use the proceeds of any Loan for any purpose which would breach the Bribery Act 2010, the United States Foreign Corrupt Practices Act of 1977 or other similar legislation in other jurisdictions.

(b)	Each Obligor shall (and the Parent shall ensure that each other member of the Group will):

(i)	conduct its businesses in compliance with applicable anti-corruption laws; and

(ii)	maintain policies and procedures designed to promote and achieve compliance with such laws.

16.7	Taxation

(a)	Each Obligor shall (and the Parent shall ensure that each member of the Group will) pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(i)	such payment is being contested in good faith;

(ii)	adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in its latest financial statements delivered to the Facility Agent under Clause 15.1 (Financial statements); and

(iii)	such payment can be lawfully withheld and failure to pay those Taxes does not have or is not reasonably likely to have a Material Adverse Effect.

(b)	No member of the Group may change its residence for Tax purposes without the consent of the Facility Agent (not to be unreasonably withheld).

16.8	Changes to ownership

Subject to each Pledge of Shares, the Parent shall, at all times, remain the legal and beneficial owner of all of the issued shares in each other Obligor.

16.9	No other business assets or Financial Indebtedness

(a)	The Obligors shall not engage in any business other than the direct or indirect ownership, operation, management and chartering of container vessels, shipping containers and other container related assets and any business incidental thereto and (in connection with any Financial Indebtedness permitted to be incurred under this Agreement) the operation of a finance company, nor shall any Obligor incur any Financial Indebtedness secured or to be secured in any way on the Vessels, or any of them, or any other Security Asset other than the Financial Indebtedness contemplated by or otherwise permitted to be incurred under the terms of this Agreement, in each case to the extent secured by any Permitted Security Interest.

(b)	Any inter-company debt owed by the Parent or by GSLS to a company which is not an Obligor shall be fully subordinated to any Financial Indebtedness under the Finance Documents.

16.10	Change of business

(a)	Unless otherwise agreed with the Facility Agent (acting on the instruction of all of the Lenders), the Parent must maintain its place of business, and keep its corporate documents and records, at the address stated in the definition of Parent on the first page, and the Parent will not establish, or do anything as a result of which it would be deemed to have, a place of business in any country other than the Republic of the Marshall Islands or Bermuda unless otherwise agreed with and notified to the Facility Agent such agreement not to be unreasonably withheld.

(b)	Unless otherwise agreed with the Facility Agent, each Obligor must maintain its place of business, and keep its corporate documents and records (i) in the case of an Original Guarantor at its registered address as at the date of this Agreement (save that, in the case of GSL Alcazar Inc., its corporate documents and records shall be maintained in Cyprus) or at another address in its jurisdiction of incorporation as at the date of this Agreement and (ii) in the case of any other Obligor, at an address in Cyprus, the Marshall Islands or the United Kingdom stated in the Accession Deed pursuant to which such person becomes an Obligor (or at another address in such jurisdiction).

(c)	No Obligor will establish, or do anything as a result of which it would be deemed to have, a place of business in any country other than (i) in the case of an Original Guarantor, its jurisdiction of incorporation as at the date of this Agreement and (ii) in the case of any other Obligor, Cyprus, the Marshall Islands or the United Kingdom unless otherwise agreed with and notified to the Facility Agent such agreement not to be unreasonably withheld.

(d)	Any change in the place of business of:

(i)	the Parent from the Marshall Islands to Bermuda or vice versa shall be promptly notified in writing to the Facility Agent; or

(ii)	any other Borrower (other than the Parent) from one in Cyprus, the Marshall Islands or the United Kingdom to another in Cyprus, the Marshall Islands or the United Kingdom,

shall be promptly notified in writing to the Facility Agent.

16.11	Security

The relevant Obligor:

(a)	will procure, at the Applicable Time, that the relevant Mortgage is submitted for registration with the registry of the relevant Approved Flag State and that upon registration the relevant Mortgage will, and will continue to be, registered as a first priority mortgage with the registry of the relevant Approved Flag State;

(b)	without prejudice to paragraph (a) above will procure that the Mortgages and any other security conferred by it under any Security Document are registered as a first priority interest with the relevant authorities within the period prescribed by the Applicable Laws and is maintained and perfected with the relevant authorities;

(c)	will at its own cost, use best efforts to ensure that any Finance Document validly creates the obligations and Security Interests which it purports to create; and

(d)	without limiting the generality of paragraph (a) above, will at its own cost, promptly register, file, record or enrol any Finance Document with any court or authority, pay any stamp, registration or similar tax payable in respect of any Finance Document, give any notice or take any other step which, in the reasonable opinion of the Facility Agent, is or has become necessary or desirable for any Finance Document to be valid, enforceable or admissible in evidence in its jurisdiction of incorporation, any jurisdiction where the relevant Obligor has a place of business and the jurisdiction which is the relevant Vessel’s Approved Flag State or to ensure or protect the priority of any Security Interest which it creates.

16.12	Access

If the Facility Agent reasonably suspects a Default is continuing or may occur and after consulting with the Parent for not more than three Business Days it maintains that suspicion, each Obligor shall, and the Parent shall ensure that each member of the Group will, permit the Facility Agent and/or the Security Agent and/or accountants or other professional advisers and contractors of the Facility Agent or Security Agent free access at all reasonable times and on reasonable notice at the risk and cost of the Obligor to (i) the premises, assets, books, accounts and records of each member of the Group and (ii) meet and discuss matters with senior management of the Parent.

16.13	Financial assistance

Each Obligor shall (and the Parent shall procure each other member of the Restricted Group will) comply in all respects with sections 678 and 679 of the Companies Act 2006 and any equivalent legislation in other jurisdictions including in relation to the execution of the Transaction Documents and payment of amounts due under this Agreement.

16.14	Amendments

(a)	No Obligor shall (and the Parent shall ensure that no other member of the Restricted Group will) amend, vary, novate, supplement, supersede, waive or terminate any term of a Transaction Document or any other document delivered to the Facility Agent pursuant to Clause 3.1 (Conditions precedent) or Clause 26 (Changes to the Obligors) (other than, and without prejudice to any other provision of this Agreement, any Time Charter, any Charter Guarantee or Ship Management Agreement) or enter into any agreement with any shareholders of the Parent or any of their Affiliates which is not a member of the Restricted Group except in writing:

(i)	in accordance with Clause 25 (Amendments and Waivers);

(ii)	to the extent that that amendment, variation, novation, supplement, superseding, waiver or termination is permitted by paragraph 12 (Transactions with Affiliates) of Schedule 14 (Notes Restrictive Covenants) by the Intercreditor Agreement; and

(iii)	in a way which could not be reasonably expected materially and adversely to affect the interests of the Lenders (as a whole).

(b)	The Parent shall promptly supply to the Facility Agent a copy of any document relating to any of the matters referred to in paragraphs (i) to (iii) above.

16.15	Related Contracts

Save as agreed to the contrary in or permitted by the Finance Documents, none of the Obligors shall take any action, enter into any document or agreement or omit to take any action or to enter into any document or agreement which would, or could reasonably be expected to, cause any Related Contract to cease to remain in full force and effect and shall use all reasonable endeavours to procure that each other party to any Related Contract does not take any action, enter into any document or agreement or omit to take any action or to enter into any document or agreement which would, or could reasonably be expected to, cause any Related Contract to cease to remain in full force and effect.

16.16	Environment

The relevant Obligor shall, and shall procure that the Manager shall, at all times after the Applicable Time:

(a)	comply with all applicable Environmental Laws including, without limitation, requirements relating to the establishment of financial responsibility (and shall require that all Environmental Affiliates of the Obligor comply with all applicable Environmental Laws) and obtain and comply with all required Environmental Approvals, which Environmental Laws and Environmental Approvals relate to its Vessel or her operation or her carriage of cargo; and

(b)	promptly upon the occurrence of any of the following events, provide to the Facility Agent a certificate of an officer of that member of the Restricted Group or of that member of the Restricted Group’s agents specifying in detail the nature of the event concerned:

(i)	the receipt by that member of the Restricted Group or any Environmental Affiliate (where that member of the Restricted Group has knowledge of the receipt) of any Environmental Claim in relation to its Vessel or any other vessel actually delivered to it; or

(ii)	any Release of Hazardous Materials by its Vessel or any other vessel actually delivered to it.

16.17	Note Purchase Condition

(a)	No member of the Restricted Group may repay, prepay, purchase, defease or redeem (or otherwise retire for value) any Notes Liabilities (or offer to do so) (a “Note Repurchase”) unless:

(i)	the aggregate principal amount outstanding of the Notes Liabilities immediately prior to any Note Repurchase is greater than the Note Repurchase Threshold; or

(ii)	(subject to paragraph (e) of this Clause 16.17) if the aggregate principal amount outstanding of the Notes Liabilities immediately prior to any Note Repurchase is equal to or less than the Note Repurchase Threshold:

(A)	the Facility shall, at the time the Note Repurchase is completed, be cancelled in such an amount that the Total Commitments immediately following such cancellation do not exceed an amount equal to the Relevant Proportion of the Total Outstanding Amount immediately after the Note Repurchase; and

(B)	immediately upon the occurrence of such cancellation, the relevant Borrowers shall make such prepayment necessary to ensure that the aggregate amount of all Loans does not exceed the Total Commitments.

(b)	For the purposes of paragraph (a)(i) above:

(i)	“Relevant Proportion” means, in relation to a Notes Repurchase, the proportion (expressed as a percentage) which the Total Commitments represent of the Total Outstanding Amount immediately prior to that Notes Repurchase;

(ii)	“Note Repurchase Threshold” means the amount representing 50 per cent. of the aggregate principal amount of the Notes Liabilities outstanding on the first Utilisation Date; and

(iii)	“Total Outstanding Amount” means, at any time, the Total Commitments plus the aggregate principal amount outstanding of the Notes Liabilities.

(c)	If a Note Repurchase occurs, or an offer to make a Note Repurchase has been made, the Parent will promptly notify the Facility Agent of the details of the event, including the amount of the Note Repurchase.

(d)	Paragraph (a) of this Clause 16.17 shall not apply to the extent the Note Repurchase occurs pursuant to section 4.23 or section 4.13(I) of the Senior Secured Note Indenture.

(e)	For the avoidance of doubt, to the extent that the Note Repurchase occurs pursuant to either paragraph 6.2 or 7.2 of Schedule 14 (Notes Restrictive Covenants), the amount of the Facility that is to be prepaid under sub-paragraph (a)(ii)(B) above shall not exceed the amount of the Loan to be prepaid pursuant to paragraph 6.2 or 7.2 (as the case may be) of Schedule 14 (Notes Restrictive Covenants) at the time the Note Repurchase referred to in that sub-paragraph is completed.

16.18	Obligatory Insurances

The Parent shall notify the Facility Agent of any claim made by it or by any other Obligor under the Obligatory Insurances in respect of any Vessel, to the extent that such claim is in an amount greater than US$2,000,000, and shall consult with the Facility Agent prior to settling, compromising or abandoning any such claim.

17.	FINANCIAL COVENANT

17.1	Definitions

In this Clause 17:

Cash and Cash Equivalents means, as at any date of determination:

(a)	cash in hand or on deposit with a bank or financial institution and which is freely transferable into Dollars and immediately available to be applied in repayment or prepayment of the Facility;

(b)	any investment in marketable obligations issued or guaranteed by the government of the United States of America, Canada or the United Kingdom or by an instrumentality or agency of the government of the United States of America, Canada or the United Kingdom, maturing within one year after the relevant date of calculation;

(c)	time deposits and certificates of deposit of any commercial bank having, or which is the principal banking subsidiary of a bank holding company having, a credit rating of either A by S&P or Fitch or A2 by Moody’s which time deposits and certificates of deposit mature within one year after the relevant date of calculation;

(d)	repurchase obligations with a term of not more than ninety days for underlying securities of the type referred to in paragraph (b) above entered into with any bank meeting the qualifications specified in paragraph (c);

(e)	open market commercial paper:

(i)	for which a recognised trading market exists;

(ii)	issued in the United States of America, Canada or the United Kingdom;

(iii)	which matures within one year after the relevant date of calculation; and

(iv)	which has a credit rating of either A-1 by S&P or Fitch or P-1 by Moody’s, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term debt obligations, an equivalent rating;

(f)	any other instrument, security or investment approved by the Majority Lenders,

in each case, to which each of the Obligors is beneficially entitled at that time and, which is unencumbered (other than by any of the Security Documents).

Cash Balance means the sum of Cash and Cash Equivalents.

17.2	Interpretation

(a)	Except as provided to the contrary in this Agreement, an accounting term used in this Clause is to be construed in accordance with U.S. GAAP.

(b)	Any amount in a currency other than Dollars is to be taken into account at its Dollar equivalent calculated on the basis of:

(i)	the Facility Agent’s spot rate of exchange for the purchase of the relevant currency in the London foreign exchange market with Dollars at or about 11.00 a.m. on the day the relevant amount falls to be calculated; or

(ii)	if the amount is to be calculated on the last day of a financial period of the Obligor, the relevant rates of exchange used by the Obligor in, or in connection with, its financial statements for that period.

(c)	No item must be credited or deducted more than once in any calculation under this Clause.

17.3	Cash Balance

The Parent must ensure that on each of the dates specified below the Cash Balance is equal to or exceeds the amount set opposite such date below (each a “Test Date”):

DATE	AMOUNT
30 June 2014	US$	15,000,000
31 December 2014	US$	15,000,000
30 June 2015	US$	15,000,000
31 December 2015	US$	15,000,000
30 June 2016	US$	20,000,000
31 December 2016	US$	20,000,000
30 June 2017	US$	20,000,000
31 December 2017	US$	20,000,000
30 June 2018	US$	20,000,000
31 December 2018	US$	20,000,000
30 June 2019	US$	20,000,000

provided that, where a Facility Reduction has occurred, the minimum Cash Balance required to be maintained on each subsequent Test Date shall be US$15,000,000.

18.	DEFAULT

18.1	Events of Default

Each of the events set out in this Clause 18 is an Event of Default (save for Clause 18.14 (Acceleration)).

18.2	Non-payment

An Obligor does not pay on the due date any amount payable by it under the Finance Documents in the manner required under the Finance Documents and such non-payment is not remedied within four Business Days of the due date.

18.3	Breach of other obligations

Each Obligor does not comply with any term of the Finance Documents, unless the non-compliance:

(a)	is capable of remedy; and

(b)	is remedied within seven Business Days of the Facility Agent giving notice to the Parent.

The Obligors acknowledge that for the purposes of paragraph (a) above, non-compliance with the following shall not be capable of remedy:

(i)	Clause 16.11(a) and 16.11(b) (Security); and

(ii)	Clause 17 (Financial Covenant).

18.4	Misrepresentation

A representation made or repeated by an Obligor (or by any other Party other than a Finance Party) in any Finance Document or in any document delivered by or on behalf of an Obligor under any Finance Document is incorrect in any material respect when made or deemed to be repeated.

18.5	Cross-default

Any of the following occurs in respect of any member of the Restricted Group:

(a)	any of its Financial Indebtedness is not paid when due (after the expiry of any originally applicable grace period);

(b)	any of its Financial Indebtedness:

(i)	becomes prematurely due and payable; or

(ii)	is placed on demand; or

(iii)	is capable of being declared by a creditor to be prematurely due and payable or being placed on demand,

in each case, as a result of an event of default (howsoever described) and after the expiry of any applicable grace period, or any commitment for its Financial Indebtedness is cancelled or suspended as a result of an event of default (howsoever described), unless the aggregate amount of Financial Indebtedness falling within paragraphs (a) and (b) above is less than US$25,000,000 or its equivalent.

18.6	Insolvency

Any of the following occurs in respect of a member of the Restricted Group:

(a)	it is, or is deemed for the purposes of any Applicable Law to be, unable to pay its debts as they fall due or insolvent;

(b)	it admits its inability to pay its debts as they fall due;

(c)	it suspends making payments on any of its debts or announces an intention to do so;

(d)	by reason of actual or anticipated financial difficulties, it begins negotiations with any creditor for the rescheduling of any of its indebtedness; or

(e)	a moratorium is declared in respect of any of its indebtedness.

If a moratorium occurs in respect of a member of the Restricted Group, the ending of the moratorium will not remedy any Event of Default caused by the moratorium.

18.7	Insolvency proceedings

(a)	Except as provided in paragraph (b) below, any of the following occurs in respect of a member of the Restricted Group:

(i)	any step is taken with a view to a moratorium, a composition, assignment or similar arrangement with any of its creditors;

(ii)	a meeting of its shareholders, directors or other officers is convened for the purpose of considering any resolution to petition for or to file documents with a court for its winding-up, administration or dissolution and any such resolution is passed;

(iii)	any person presents a petition, or files documents with a court for its winding-up, administration or dissolution;

(iv)	an order for its winding-up, administration or dissolution is made;

(v)	any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer is appointed in respect of it or any of its material assets;

(vi)	its directors, shareholders or other officers request the appointment of, or give notice of their intention to appoint a liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer; or

(vii)	any other analogous step or procedure is taken in any jurisdiction.

(b)	Paragraph (a) above does not apply to a frivolous or vexatious petition for winding-up presented by a creditor which is being contested in good faith and with due diligence and is discharged or struck out within fourteen days or other action is taken with the prior consent of the Facility Agent.

18.8	Creditors’ process

Any attachment, sequestration, distress, execution or analogous event affects any asset(s) of a member of the Restricted Group, having an aggregate value of (US$15,000,000) or its equivalent and is not discharged within fourteen days.

18.9	Cessation of business

A member of the Restricted Group ceases, or threatens to cease, to carry on business except as a result of any disposal not prohibited under this Agreement.

18.10	Failure to pay final judgment

Any member of the Restricted Group fails to comply with or pay any sum due from it under any final judgment or any final order made or given by any court of competent jurisdiction within the time given for payment.

18.11	Effectiveness of Finance Documents

(a)	It is or becomes unlawful for an Obligor or any other Party (other than a Finance Party) to perform any of its material obligations under the Finance Documents.

(b)	Any Finance Document is not effective or is alleged by an Obligor to be ineffective for any reason.

(c)	Any material provision of a Finance Document is not effective or is alleged by any Party (other than a Finance Party or an Obligor) to be ineffective for any reason.

(d)	An Obligor repudiates any material provision of a Finance Document or evidences an intention to repudiate any material provision of a Finance Document.

(e)	Any Party (other than a Finance Party) repudiates any material provision of a Finance Document or evidences an intention to repudiate any material provision of a Finance Document.

18.12	Unlawfulness and invalidity

(a)	It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents or any Security Interest created or expressed to be created or evidenced by the Security Documents ceases to be effective or any subordination created under the Intercreditor Agreement is or becomes unlawful.

(b)	Any obligation or obligations of any Obligor under any Finance Documents are not or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Lenders under the Finance Documents.

(c)	Any Finance Document ceases to be in full force and effect or any Security Interest over any Security Asset or any subordination created under the Intercreditor Agreement ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than a Finance Party) to be ineffective.

18.13	Intercreditor Agreement

(a)	Any Intra-Group Lender (as defined in the Intercreditor Agreement) or any Obligor fails to comply with the provisions of, or does not perform its obligations under, the Intercreditor Agreement; or

(b)	a representation or warranty given by that party in the Intercreditor Agreement is incorrect in any material respect,

and, if the non-compliance or circumstances giving rise to the misrepresentation are capable of remedy, it is not remedied within seven Business Days of the earlier of the Facility Agent giving notice to that party or that party becoming aware of the non-compliance or misrepresentation.

18.14	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Facility Agent may, and shall if so directed by the Majority Lenders, by notice to the Parent:

(a)	cancel the Total Commitments at which time they shall immediately be cancelled;

(b)	declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, at which time they shall become immediately due and payable;

(c)	declare that all or part of the Loans be payable on demand, at which time they shall immediately become payable on demand by the Facility Agent on the instructions of the Majority Lenders;

(d)	exercise or direct the Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

19.	THE ADMINISTRATIVE PARTIES

19.1	Appointment and duties of the Facility Agent

(a)	Each of the Arranger, the Bookrunner and the Lenders irrevocably appoints the Facility Agent to act as its agent under the Finance Documents.

(b)	Each Finance Party irrevocably authorises the Facility Agent on its behalf to:

(i)	perform the duties and to exercise the rights, powers and discretions that are specifically given to it under the Finance Documents, together with any other incidental rights, powers and discretions; and

(ii)	execute each Finance Document expressed to be executed by the Facility Agent on that Party’s behalf.

(c)	The Facility Agent has only those duties which are expressly specified in the Finance Documents. Those duties are solely of a mechanical and administrative nature.

19.2	Instructions

(a)	The Facility Agent shall:

(i)	unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Facility Agent in accordance with any instructions given to it by:

(A)	all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision; and

(B)	in all other cases, the Majority Lenders;

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above.

(b)	The Facility Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Lender or group of Lenders, from that Lender or group of Lenders) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Facility Agent may refrain from acting unless and until it receives those instructions or that clarification.

(c)	Save in the case of decisions stipulated to be a matter for any other Lender or group of Lenders under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Facility Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties save for the Security Agent.

(d)	The Facility Agent may refrain from acting in accordance with any instructions of any Lender or group of Lenders until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability which it may incur in complying with those instructions.

(e)	In the absence of instructions, the Facility Agent may act (or refrain from acting) as it considers to be in the best interest of the Lenders.

(f)	The Facility Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender’s consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (f) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Security Documents or enforcement of the Transaction Security or Security Documents.

19.3	Duties of the Facility Agent

(a)	The Facility Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

(b)	Subject to paragraph (c) below, the Facility Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Facility Agent for that Party by any other Party.

(c)	Paragraph (b) above shall not apply to any Transfer Certificate or any Increase Confirmation.

(d)	Except where a Finance Document specifically provides otherwise, the Facility Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(e)	If the Facility Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(f)	If the Facility Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Facility Agent, the Arranger or the Security Agent) under this Agreement it shall promptly notify the other Finance Parties.

(g)	The Facility Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

19.4	Role of the Arranger and Bookrunner

Except as specifically provided in the Finance Documents, the Arranger and the Bookrunner (in their respective capacities as Arranger and Bookrunner) have no obligations of any kind to any other Party under or in connection with any Finance Document.

19.5	No fiduciary duties

(a)	Nothing in any Finance Document constitutes the Facility Agent, the Arranger or the Bookrunner as a trustee or fiduciary of any other person.

(b)	None of the Facility Agent, the Arranger or the Bookrunner shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

19.6	Business with the Group

The Facility Agent, the Arranger or the Bookrunner may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

19.7	Rights and discretions

(a)	The Facility Agent may:

(i)	rely on any representation, communication, notice or document (including, without limitation, any notice given by a Lender pursuant to paragraphs (b) or (c) of Clause 28.1 (Disenfranchisement on Debt Purchase Transactions entered into by Sponsor Affiliates)) believed by it to be genuine, correct and appropriately authorised;

(ii)	assume that:

(A)	any instructions received by it from the Majority Lenders, any Lenders or any group of Lenders are duly given in accordance with the terms of the Finance Documents; and

(B)	unless it has received notice of revocation, that those instructions have not been revoked; and

(iii)	rely on a certificate from any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing, as sufficient evidence that is the case and, in the case of paragraph (iii)(A) above, may assume the truth and accuracy of that certificate.

(b)	The Facility Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 18.2 (Non-payment));

(ii)	any right, power, authority or discretion vested in any Party or any group of Lenders has not been exercised;

(iii)	any notice or request made by the Parent (other than a Request) is made on behalf of and with the consent and knowledge of all the Obligors; and

(iv)	no Notifiable Debt Purchase Transaction:

(A)	has been entered into;

(B)	has been terminated; or

(C)	has ceased to be with a Sponsor Affiliate.

(c)	The Facility Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d)	Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Facility Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Facility Agent (and so separate from any lawyers instructed by the Lenders) if the Facility Agent in its reasonable opinion deems this to be desirable.

(e)	The Facility Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Facility Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f)	The Facility Agent may act in relation to the Finance Documents through its officers, employees and agents and the Facility Agent shall not:

(i)	be liable for any error of judgment made by any such person; or

(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part, of any such person, unless such error or such loss was directly caused by the Facility Agent’s gross negligence or wilful misconduct.

(g)	Unless a Finance Document expressly provides otherwise the Facility Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(h)	Without prejudice to the generality of paragraph (g) above, the Facility Agent:

(i)	may disclose; and

(ii)	on the written request of the Parent or the Majority Lenders shall, as soon as reasonably practicable, disclose,

the identity of a Defaulting Lender to the Parent and to the other Finance Parties.

(i)	Notwithstanding any other provision of any Finance Document to the contrary, none of the Facility Agent, the Arranger or the Bookrunner is obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(j)	The Facility Agent is not obliged to disclose to any Finance Party any details of the rate notified to the Facility Agent by any Lender or the identity of any such Lender for the purpose of paragraph (a)(ii) of Clause 9.2 (Market Disruption).

(k)	Notwithstanding any provision of any Finance Document to the contrary, the Facility Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

19.8	Responsibility for documentation

None of the Facility Agent, the Arranger or the Bookrunner is responsible or liable for:

(a)	the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Facility Agent, an Arranger, a Bookrunner, an Obligor or any other person in or in connection with any Finance Document or the transactions contemplated in the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security; or

(c)	any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

19.9	No duty to monitor

The Facility Agent shall not be bound to enquire:

(a)	whether or not any Default has occurred;

(b)	as to the performance, default or any breach by any Party of its obligations under any Finance Document; or

(c)	whether any other event specified in any Finance Document has occurred.

19.10	Exclusion of liability

(a)	Without limiting paragraph (b) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Facility Agent), the Facility Agent will not be liable for:

(i)	any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Finance Document or the Transaction Security, unless directly caused by its gross negligence or wilful misconduct;

(ii)	exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Finance Document, the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document or the Transaction Security; or

(iii)	without prejudice to the generality of paragraphs (i) and (ii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)	No Party (other than the Facility Agent) may take any proceedings against any officer, employee or agent of the Facility Agent, in respect of any claim it might have against the Facility Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Facility Agent may rely on this Clause.

(c)	The Facility Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Facility Agent if the Facility Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Facility Agent for that purpose.

(d)	Nothing in this Agreement shall oblige the Facility Agent, the Arranger or the Bookrunner to carry out:

(i)	any “know your customer” or other checks in relation to any person; or

(ii)	any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Lender,

on behalf of any Lender and each Lender confirms to the Facility Agent, the Arranger and the Bookrunner that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Facility Agent, the Arranger or the Bookrunner.

(e)	Without prejudice to any provision of any Finance Document excluding or limiting the Facility Agent’s liability, any liability of the Facility Agent arising under or in connection with any Finance Document or the Transaction Security shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Facility Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Facility Agent at any time which increase the amount of that loss. In no event shall the Facility Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Facility Agent has been advised of the possibility of such loss or damages.

19.11	Lenders’ indemnity to the Facility Agent

(a)	Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Facility Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Facility Agent (otherwise than by reason of the Facility Agent’s gross negligence or wilful misconduct) in acting as Agent under the Finance Documents (unless the Facility Agent has been reimbursed by an Obligor pursuant to a Finance Document).

(b)	Subject to paragraph (c) below, the Parent shall immediately on demand reimburse any Lender for any payment that Lender makes to the Facility Agent pursuant to paragraph (a) above.

(c)	Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Facility Agent to an Obligor.

19.12	Resignation of the Facility Agent

(a)	The Facility Agent may resign and appoint one of its Affiliates as successor by giving notice to the Lenders and the Parent.

(b)	Alternatively the Facility Agent may resign by giving thirty days’ notice to the Lenders and the Parent, in which case the Majority Lenders (after consultation with the Parent) may appoint a successor Facility Agent.

(c)	If the Majority Lenders have not appointed a successor Facility Agent in accordance with paragraph (b) above within twenty days after notice of resignation was given, the retiring Facility Agent (after consultation with the Parent) may appoint a successor Facility Agent.

(d)

If the Facility Agent wishes to resign because (acting reasonably) it has concluded that it is no longer appropriate for it to remain as agent and the Facility Agent is entitled to appoint a successor Facility Agent under paragraph (c) above, the Facility Agent may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Facility Agent to become a party to this Agreement as Facility Agent) agree with the proposed successor Facility Agent amendments to this Clause 19 and any other term of this Agreement dealing with the rights or obligations of the Facility Agent consistent with then current market practice for the appointment and protection of corporate trustees together with any reasonable amendments to the agency fee payable under this Agreement which are consistent with the successor Facility Agent’s normal fee rates and those amendments will bind the Parties.

(e)	The retiring Facility Agent shall make available to the successor Facility Agent such documents and records and provide such assistance as the successor Facility Agent may reasonably request for the purposes of performing its functions as Facility Agent under the Finance Documents. The Parent shall, within three Business Days of demand, reimburse the retiring Facility Agent (unless the retiring Facility Agent is an Impaired Agent) for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

(f)	The Facility Agent’s resignation notice shall only take effect upon the appointment of a successor.

(g)	Upon the appointment of a successor, the retiring Facility Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (e) above) but shall remain entitled to the benefit of Clause 22 (Indemnities and Break Costs) and this Clause 19 (and any agency fees for the account of the retiring Facility Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

19.13	Replacement of the Facility Agent

(a)	After consultation with the Parent, the Majority Lenders may, by giving thirty (30) days’ notice to the Facility Agent (or, at any time the Facility Agent is an Impaired Agent, by giving any shorter notice determined by the Majority Lenders) replace the Facility Agent by appointing a successor Facility Agent.

(b)	The retiring Facility Agent shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Lenders) make available to the successor Facility Agent such documents and records and provide such assistance as the successor Facility Agent may reasonably request for the purposes of performing its functions as Facility Agent under the Finance Documents.

(c)	The appointment of the successor Facility Agent shall take effect on the date specified in the notice from the Majority Lenders to the retiring Facility Agent. As from this date, the retiring Facility Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (b) above) but shall remain entitled to the benefit of Clause 22 (Indemnities and Break Costs) and this Clause 19 (and any agency fees for the account of the retiring Facility Agent shall cease to accrue from (and shall be payable on) that date).

(d)	Any successor Facility Agent and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

19.14	Confidentiality

(a)	In acting as agent for the Finance Parties, the Facility Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Facility Agent, it may be treated as confidential to that division or department and the Facility Agent shall not be deemed to have notice of it.

(c)	Notwithstanding any other provision of any Finance Document to the contrary, neither the Facility Agent, the Arranger nor the Bookrunner is obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

19.15	Relationship with the Lenders

(a)	The Facility Agent may treat the person shown in its records as Lender at the opening of business (in the place of the Facility Agent’s principal office as notified to the Finance Parties from time to time) as the Lender acting through its Facility Office:

(i)	entitled to or liable for any payment due under any Finance Document on that day; and

(ii)	entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day,

unless it has received not less than five Business Days’ prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b)	Any Lender may by notice to the Facility Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents.

19.16	Credit appraisal by the Lenders

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Facility Agent and each Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a)	the financial condition, status and nature of each member of the Group;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Transaction Security and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(c)	whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the Transaction Security, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(d)	the adequacy, accuracy or completeness of any information provided by the Facility Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(e)	the right or title of any person in or to, or the value or sufficiency of any part of the Security Assets, the priority of any of the Transaction Security or the existence of any Security Interest affecting the Security Assets.

19.17	Deduction from amounts payable by the Facility Agent

If any Party owes an amount to the Facility Agent under the Finance Documents the Facility Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Facility Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

19.18	Reliance and engagement letters

Each Finance Party and Secured Party confirms that the Arranger and the Facility Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Arranger or Agent) the terms of any reliance letter or engagement letters relating to any reports or letters provided by accountants in connection with the Finance Documents or the transactions contemplated in the Finance Documents and to bind it in respect of those reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

19.19	Role of the Security Agent

(a)	In acting or otherwise exercising its rights or performing its duties under any of the Finance Documents, the Security Agent shall act in accordance with the provisions of this Agreement and the Intercreditor Agreement and shall seek any necessary instruction or direction from the Facility Agent. In so acting, the Security Agent shall have the rights, duties, benefits, obligations, protections, indemnities and immunities set out in this Agreement and the Intercreditor Agreement (the “Security Agent Provisions”) and shall not incur any liability to any Party. For the avoidance of doubt, the Security Agent shall have no duty to monitor the amount of any Loans due to any of the Lenders under this Agreement.

(b)	The Security Agent Provisions (other than the duties and obligations referenced in such definition (with the exception of the duties and obligations referenced in paragraph (f) of Clause 18.13 of the Intercreditor Agreement)) contained in the Intercreditor Agreement are for the benefit of the Security Agent and shall survive the discharge or termination of the Intercreditor Agreement and the resignation of the Security Agent.

20.	EVIDENCE AND CALCULATIONS

20.1	Accounts

Accounts maintained by the Facility Agent in connection with this Agreement are conclusive (save for manifest error) evidence of the matters to which they relate for the purpose of any litigation or arbitration proceedings and shall provide a reasonably detailed breakdown.

20.2	Certificates and determinations

Any certification or determination by the Facility Agent of a rate or amount under the Finance Documents (including any demand under an indemnity or with respect to costs and expenses to be reimbursed) will be, in the absence of manifest error, conclusive evidence of the matters to which it relates and shall include a reasonably detailed breakdown (and, if reasonably requested by the Parent, relevant supporting documentation, if any).

20.3	Calculations

Any interest or fee accruing under this Agreement accrues from day to day and is calculated on the basis of the actual number of days elapsed and a year of three hundred and sixty days or otherwise, depending on what the Facility Agent determines is market practice.

21.	FEES

21.1	Commitment fee

(a)	The Parent shall pay to the Facility Agent (for the account of each Lender) a fee in Dollars computed at the rate of 1.30 per cent. per annum on that Lender’s Available Commitment for the Availability Period.

(b)	The accrued commitment fee is payable on (i) the last day of each successive period of three months which ends during the relevant Availability Period, (ii) on the last day of the relevant Availability Period and (iii) on the cancelled amount of the relevant Lender’s Commitment at the time the cancellation is effective.

21.2	Arrangement fee

The Parent must pay to the Arranger an arrangement fee in the manner agreed in the Fee Letter between the Arranger and the Parent.

21.3	Facility Agent’s fee

The Parent must pay to the Facility Agent (for its own account) an agency fee in the manner agreed in the Fee Letter between the Facility Agent and the Parent.

21.4	Security Agent fee

The Parent shall pay to the Security Agent (for its own account) a security agent fee in the amount and at the times agreed in a Fee Letter between the Security Agent and the Parent.

21.5	Refund of fees

The fees referred to in this Clause 21 and the Fee Letter shall not be refunded under any circumstances whatsoever once they have been paid.

22.	INDEMNITIES AND BREAK COSTS

22.1	Currency indemnity

(a)	The Parent shall (or shall procure that an Obligor will), as an independent obligation and within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability which that Finance Party incurs as a consequence of:

(i)	the Finance Party receiving an amount in respect of any Obligor’s liability under the Finance Documents; or

(ii)	that liability being converted into a claim, proof, judgment or order,

in a currency other than the currency in which the amount is expressed to be payable under the relevant Finance Document.

(b)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency other than that in which it is expressed to be payable.

22.2	Other indemnities

(a)	The Parent shall (or shall procure that an Obligor will), as an independent obligation and within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability which that Finance Party incurs as a consequence of:

(i)	the occurrence of any Event of Default;

(ii)	any failure by the Obligors to pay any amount due under a Finance Document on its due date;

(iii)	(other than by reason of negligence or default by that Finance Party) a Loan (or part of a Loan) not being made after a Request has been delivered for that Loan; or

(iv)	a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment.

The liability of the Obligors in each case includes any cost, loss or expense on account of funds borrowed, contracted for or utilised to fund any amount payable under any Finance Document, any amount repaid or prepaid or any Loan.

(b)	Each Obligor must indemnify against any cost, loss or liability incurred by any Finance Party as a result of:

(i)	investigating any event which that Finance Party reasonably believes to be a Default; or

(ii)	acting or relying on any notice of that Obligor which that Finance Party reasonably believes to be genuine, correct and appropriately authorised.

(c)	The Obligors must indemnify and agree to hold harmless the Finance Parties and in each case, each of its and their Affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an Indemnified Party in whatever capacity) from and against any and all claims, damages, losses, liabilities, costs, legal expenses and expenses (altogether Losses), joint or several, that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any claim, investigation, litigation or proceeding (or the preparation of any defence with respect thereto) commenced or threatened in relation to the Finance Documents or the Related Contracts (or the transactions contemplated hereby or thereby) or any use made or proposed to be made with the proceeds of the Facility. This indemnity shall apply whether or not such claims, investigation, litigation or proceeding is brought by the Obligors, the shareholders of the Obligors or the creditors of the Obligors, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto, except to the extent such Losses are found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or wilful misconduct.

(d)	No Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to the Obligors or any shareholders or creditors of the Obligors for or in connection with the transactions referred to in paragraph (c) above, except for direct (as opposed to indirect or consequential) damages or losses to the extent such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or wilful misconduct.

(e)	The Obligors must indemnify and hold each Finance Party harmless on a full indemnity basis, from and against each and every Loss:

(i)	arising directly or indirectly out of or in any way connected with the ownership, possession, performance, transportation, management, sale, import to or export from any jurisdiction, control, use or operation, registration, navigation, certification, classification, management, manning, provisioning, the provision of bunkers and lubricating oils, testing, design, condition, delivery, acceptance, leasing, subleasing, chartering, insurance, maintenance, repair, service, modification, refurbishment, dry docking, survey, conversion, overhaul, replacement, removal, repossession, return, redelivery, storage, sale, disposal, the complete or partial removal, decommissioning, making safe, destruction, abandonment or loss by the Obligors, or any other person of any of the Vessels or caused by any of the Vessels becoming a wreck or an obstruction to navigation, whether or not such liability may be attributable to any defect in any of the Vessels or to the design, construction or use thereof or from any maintenance, service, repair, dry docking, overhaul, inspection or for any other reason whatsoever (whether similar to any of the foregoing or not), and regardless of when the same shall arise and whether or not any of the Vessels (or any part thereof) is in possession or control of the Obligors, or the Manager or any other person and whether or not the same is in United Kingdom waters or abroad;

(ii)	arising directly or indirectly out of or in any way connected with any Release of Hazardous Material, any Environmental Claim in respect of a Vessel, or any breach of an Environmental Law or the terms and conditions of an Environmental Approval;

(iii)	as a consequence of any claim that any design, article or material in any of the Vessels or any part thereof or relating thereto or the operation or use thereof constitutes an infringement of patent, copyright, design or other proprietary right; or

(iv)	in preventing or attempting to prevent the arrest, seizure, taking in execution, requisition, impounding, forfeiture or detention of any of the Vessels or in securing or attempting to secure the release of any of the Vessels.

(f)	Clause 22.2(e) shall not extend to any Loss incurred by the Finance Parties to the extent that such Loss is a result of the gross negligence or wilful misconduct of any of the Finance Parties.

22.3	Break Costs

(a)	Each Obligor must pay to each Lender, its Break Costs in accordance with this Agreement.

(b)	In respect of a Lender, Break Costs are the amount (if any) determined by the relevant Lender by which:

(i)	the interest which that Lender would have received for the period from the date of receipt of payment of a Loan or an overdue amount to the last day of the current Term for that Loan or overdue amount if the principal or overdue amount received had been paid on the last day of that Term;

exceeds

(ii)	the amount which that Lender would be able to obtain by placing an amount equal to the amount received by it on deposit with a leading bank in the appropriate interbank market for a period starting on the Business Day following receipt and ending on the last day of the applicable Term.

(c)	Each Lender must supply to the Parent details of the amount of any Break Costs claimed by it under this Clause 22.

23.	EXPENSES

23.1	Initial costs

The Parent must pay to each Finance Party the amount of all costs and expenses (including legal fees) properly incurred by it in connection with (but not limited to) the negotiation, preparation, printing and execution of the Finance Documents.

23.2	Subsequent costs

The Parent must pay to each Finance Party the amount of all costs and expenses (including reasonable or otherwise capped legal fees) incurred by it in connection with:

(a)	the negotiation, preparation, printing and execution of any Finance Document (other than a Transfer Certificate) executed after the date of this Agreement; and

(b)	any amendment, waiver or consent requested by or on behalf of the Obligors or specifically allowed by this Agreement.

The Parent shall not be required to bear the amount of any costs and expenses (including reasonable or otherwise capped legal fees) incurred by a Lender or a New Lender (as that term is defined in Clause 27.1 (Assignments and transfers by Lenders)) in connection with any voluntary transfer made by a Lender under this Agreement or any of the Security Documents.

23.3	Enforcement costs

The Parent must pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by it in connection with the enforcement or attempted enforcement of, or the preservation or attempted preservation of any rights under, any Finance Document.

24.	WAIVER OF CONSEQUENTIAL DAMAGES

In no event shall any Finance Party be liable on any theory of liability for any special, indirect, consequential or punitive damages and each Obligor hereby waives, releases and agrees (for itself and on behalf of its Subsidiaries) not to sue upon any such claim for any such damages, unless caused by the fraud, wilful default or gross negligence of the relevant Finance Party in performance of any of its obligations under this Agreement or any of the Finance Documents.

25.	AMENDMENTS AND WAIVERS

25.1	Procedure

(a)	Except as provided in this Clause 25, no term of the Finance Documents may be amended or waived without the agreement of the Parent and the Majority Lenders. The Facility Agent may effect, on behalf of any Finance Party, an amendment or waiver allowed under this Clause 25.

(b)	The Facility Agent must promptly notify the other Parties of any amendment or waiver effected by it under paragraph (a) above. Any such amendment or waiver is binding on all the Parties.

25.2	Exceptions

(a)	An amendment or waiver which relates to:

(i)	the definition of Majority Lenders in Clause 1.1 (Definitions);

(ii)	an extension of the date of payment of any amount under the Finance Documents;

(iii)	a reduction in the amount of any payment of principal, interest, fee or other amount payable under the Finance Documents;

(iv)	an increase in, or an extension of, any Commitment or the Total Commitments, an extension of any Availability Period or any requirement that a cancellation of Commitments reduces the Commitments rateably under the Facility;

(v)	a release of an Obligor (other than as required by the terms of the Intercreditor Agreement);

(vi)	a term of a Finance Document which expressly requires the consent of each Lender;

(vii)	the right of a Lender to assign or transfer its rights or obligations under the Finance Documents;

(viii)	a reduction in the Margin;

(ix)	the release of any Security Document other than in accordance with the terms of this Agreement; or

(x)	Clause 2.6 (Nature of a Finance Party’s rights and obligations), Clause 6.1 (Illegality), Clause 6.3 (Disposal Proceeds), Clause 6.4 (Mandatory prepayment and cancellation – Debt Service Coverage Ratio), Clause 6.5 (Automatic Cancellation), paragraph (g) of Clause 6.10 (Miscellaneous provisions), Clause 16.17 (Note Purchase Condition) or this Clause 25;

(xi)	(other than as expressly permitted by the provisions of any Finance Document) the nature or scope of:

(A)	the guarantee and indemnity granted under Clause 13 (Guarantee and Indemnity);

(B)	the Security Assets; or

(C)	the manner in which the proceeds of enforcement of the Transaction Security are distributed,

(except in the case of paragraphs (B) and (C) above, insofar as it relates to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document);

(xii)	the release of any guarantee and indemnity granted under Clause 13 (Guarantee and Indemnity) or of any Transaction Security unless permitted under this Agreement or any other Finance Document or relating to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document; or

(xiii)	any amendment to the order of priority or subordination under the Intercreditor Agreement,

may only be made with the consent of all the Lenders and the Parent such consent not to be unreasonably withheld or delayed.

(b)	An amendment or waiver which relates to the rights or obligations of an Administrative Party may only be made with the consent of that Administrative Party.

25.3	Replacement of Lender

(a)	If:

(i)	any Lender becomes a Non-Consenting Lender (as defined in paragraph (d) below); or

(ii)	an Obligor becomes obliged to repay any amount in accordance with Clause 6.1 (Illegality) or to pay additional amounts pursuant to Clause 11.1 (Increased Costs), Clause 10.1 (Tax gross-up) or Clause 10.2 (Tax indemnity) to any Lender, then the Parent may, on 10 Business Days’ prior written notice to the Facility Agent and such Lender, replace such Lender by requiring such Lender to (and, to the extent permitted by law, such Lender shall) transfer pursuant to Clause 27 (Changes to the Lenders) all (and not part only) of its rights and obligations under this Agreement to a Lender or other bank, financial institution, trust, fund or other entity (a “Replacement Lender”) selected by the Parent which confirms its willingness to assume and does assume all the obligations of the transferring Lender in accordance with Clause 27 (Changes to the Lenders) for a purchase price in cash payable at the time of transfer in an amount equal to the outstanding principal amount of such Lender’s participation in the outstanding Loans and all accrued interest, Break Costs and other amounts payable in relation thereto under the Finance Documents.

(b)	The replacement of a Lender pursuant to this Clause 25.3 shall be subject to the following conditions:

(i)	the Parent shall have no right to replace the Facility Agent or Security Agent;

(ii)	neither the Facility Agent nor the Lender shall have any obligation to the Parent to find a Replacement Lender;

(iii)	in the event of a replacement of a Non-Consenting Lender such replacement must take place no later than 45 days after the date on which that Lender is deemed a Non-Consenting Lender;

(iv)	in no event shall the Lender replaced under this Clause 25.3 be required to pay or surrender to such Replacement Lender any of the fees received by such Lender pursuant to the Finance Documents; and

(v)	the Lender shall only be obliged to transfer its rights and obligations pursuant to paragraph (a) above once it is satisfied that it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to that transfer.

(c)	A Lender shall perform the checks described in paragraph (b)(v) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (a) above and shall notify the Facility Agent and the Parent when it is satisfied that it has complied with those checks.

(d)	In the event that:

(i)	(the Parent or the Facility Agent (at the request of the Parent) has requested the Lenders to give a consent in relation to, or to agree to a waiver or amendment of, any provisions of the Finance Documents;

(ii)	the consent, waiver or amendment in question requires the approval of all the Lenders; and

(iii)	Lenders whose Commitments aggregate more than 75 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 75 per cent. of the Total Commitments prior to that reduction) have consented or agreed to such waiver or amendment, then any Lender who does not and continues not to consent or agree to such waiver or amendment shall be deemed a “Non-Consenting Lender”.

25.4	Disenfranchisement of Defaulting Lenders

(a)	For so long as a Defaulting Lender has any Available Commitment, in ascertaining the Majority Lenders or whether any given percentage (including, for the avoidance of doubt, unanimity) of the Total Commitments or Total Commitments has been obtained to approve any request for a consent, waiver, amendment or other vote under the Finance Documents, that Defaulting Lender’s Commitments will be reduced by the amount of its Available Commitments.

(b)	For the purposes of this Clause 25.4, the Facility Agent may assume that the following Lenders are Defaulting Lenders:

(i)	any Lender which has notified the Facility Agent that it has become a Defaulting Lender;

(ii)	any Lender in relation to which it is aware that any of the events or circumstances referred to in paragraphs (a), (b) or (c) of the definition of “Defaulting Lender” has occurred,

unless it has received notice to the contrary from the Lender concerned (together with any supporting evidence reasonably requested by the Facility Agent) or the Facility Agent is otherwise aware that the Lender has ceased to be a Defaulting Lender.

(c)	This Clause 25.4 (Disenfranchisement of Defaulting Lenders) shall not apply to any Defaulting Lender who is a Sponsor Affiliate, where the provisions of Clause 28.1 (Restriction on Debt Purchase Transactions entered into by Sponsor Affiliates) shall instead apply.

25.5	Replacement of a Defaulting Lender

(a)	The Parent may, at any time a Lender has become and continues to be a Defaulting Lender, by giving 10 Business Days’ prior written notice to the Facility Agent and such Lender:

(i)	replace such Lender by requiring such Lender to (and, to the extent permitted by law, such Lender shall) transfer pursuant to Clause 27 (Changes to the Lenders) all or part of its rights and obligations under this Agreement;

(ii)	require such Lender to (and, to the extent permitted by law, such Lender shall) transfer pursuant to Clause 27 (Changes to the Lenders) all or part of the undrawn Commitment of the Lender; or

(iii)	require such Lender to (and, to the extent permitted by law, such Lender shall) transfer pursuant to Clause 27 (Changes to the Lenders) all or part of its rights and obligations in respect of the Facility, to one or more Lenders or other bank, financial institution, trust, fund or other entity (each a “Replacement Lender”) selected by the Parent and which confirms its willingness to assume and does assume all the obligations, or all the relevant obligations, of the transferring Lender in accordance with Clause 27 (Changes to the Lenders) for a purchase price in cash payable at the time of transfer which is either:

(i)	in an amount equal in aggregate to that portion of the outstanding principal amount of such Lender’s participation in the outstanding Loans to be transferred and all accrued interest and/or Break Costs and other amounts payable in relation thereto under the Finance Documents; or

(ii)	in an amount agreed between that Defaulting Lender, each Replacement Lender and the Parent and which does not exceed in aggregate the amount described in paragraph (i) above.

(b)	Any transfer of rights and obligations of a Defaulting Lender pursuant to this Clause 25.5 shall be subject to the following conditions:

(i)	the Parent shall have no right to replace the Facility Agent or Security Agent;

(ii)	neither the Facility Agent nor the Defaulting Lender shall have any obligation to the Parent to find a Replacement Lender;

(iii)	the transfer must take place no later than 45 days after the notice referred to in paragraph (a) above;

(iv)	in no event shall the Defaulting Lender be required to pay or surrender to a Replacement Lender any of the fees received by the Defaulting Lender pursuant to the Finance Documents; and

(v)	the Defaulting Lender shall only be obliged to transfer its rights and obligations pursuant to paragraph (a) above once it is satisfied that it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to that transfer to a Replacement Lender

(c)	The Defaulting Lender shall perform the checks described in paragraph (b)(v) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (a) above and shall notify the Facility Agent and the Parent when it is satisfied that it has complied with those checks.

25.6	Change of currency

If a change in any currency of a country occurs (including where there is more than one currency or currency unit recognised at the same time as the lawful currency of a country), the Finance Documents will be amended to the extent the Facility Agent (acting reasonably and on the instructions of the Majority Lenders and after consultation with the Parent) determines is necessary to reflect the change.

25.7	Waivers and remedies cumulative

The rights of each Finance Party under the Finance Documents:

(a)	may be exercised as often as necessary;

(b)	are cumulative and not exclusive of its rights under the general law; and

(c)	may be waived only in writing and specifically.

Delay in exercising or non-exercise of any right is not a waiver of that right.

26.	CHANGES TO THE OBLIGORS

26.1	Assignment and transfers by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents without the prior consent of all the Lenders.

26.2	Additional Borrowers

(a)	Subject to compliance with the provisions of paragraphs (c) and (d) of Clause 15.7 (Know your customer requirements), the Parent may request that any of its wholly owned Restricted Subsidiaries becomes a Borrower. That Subsidiary shall become a Borrower if:

(i)	it is registered in Cyprus, the Marshall Islands or the United Kingdom or otherwise if all of the Lenders approve the addition of that Restricted Subsidiary (such consent not to be unreasonably withheld or delayed);

(ii)	the Parent and that Restricted Subsidiary deliver to the Facility Agent a duly completed and executed Accession Deed;

(iii)	the Restricted Subsidiary is (or becomes) a Guarantor prior to becoming a Borrower;

(iv)	the Parent confirms that no Default is continuing or would occur as a result of that Restricted Subsidiary becoming an Additional Borrower; and

(v)	the Facility Agent has received all of the documents and other evidence listed in Part 3 of Schedule 2 (Additional Obligor Conditions Precedent) in relation to that Additional Borrower, each in form and substance satisfactory to the Facility Agent.

(b)	The Facility Agent shall notify the Parent and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part 3 of Schedule 2 (Additional Obligor Conditions Precedent).

(c)	Other than to the extent that the Majority Lenders notify the Facility Agent in writing to the contrary before the Facility Agent gives the notification described in paragraph (b) above, the Lenders authorise (but do not require) the Facility Agent to give that notification. The Facility Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

26.3	Accession of a Borrower

If a drawdown is proposed under this Agreement in respect of an Additional Vessel or any other vessel and such vessel is, or is to be, owned by a person other than an Original Borrower, the Parent shall procure that such person is a wholly owned Subsidiary of the Parent registered in Cyprus, the Marshall Islands or the United Kingdom or any other jurisdiction acceptable to the Facility Agent acting on the instructions of all of the Lenders (such consent not to be unreasonably withheld or delayed), and on or prior to the Utilisation Date in respect of the relevant drawdown, such person becomes bound by this Agreement as a Borrower by executing and delivering to the Facility Agent an Accession Deed.

26.4	Additional Guarantors

(a)	Subject to compliance with the provisions of paragraphs (c) and (d) of Clause 15.7 (Know your customer requirements), the Parent may request that any of its Subsidiaries become a Guarantor.

(b)	To the extent required by paragraph 15 (Subsidiary Guarantees) of Schedule 14 (Notes Restrictive Covenants) or by Clause 3.1 (Conditions precedent) the Parent shall ensure that each member of the Restricted Group shall promptly become an Additional Guarantor.

(c)	A member of the Restricted Group shall become an Additional Guarantor if:

(i)	the Parent and the proposed Additional Guarantor deliver to the Facility Agent and the Security Agent a duly completed and executed Accession Deed; and

(ii)	the Facility Agent has received all of the documents and other evidence listed in Part 3 of Schedule 2 (Additional Obligor conditions precedent) in relation to that Additional Guarantor, each in form and substance satisfactory to the Facility Agent.

(d)	The Facility Agent shall notify the Parent and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part 3 of Schedule 2 (Additional Obligor conditions precedent).

(e)	Other than to the extent that the Majority Lenders notify the Facility Agent in writing to the contrary before the Facility Agent gives the notification described in paragraph (d) above, the Lenders authorise (but do not require) the Facility Agent to give that notification. The Facility Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

26.5	Repetition of Representations

Delivery of an Accession Deed constitutes confirmation by the relevant Restricted Subsidiary that the representations and warranties referred to in paragraph (b)(iv) of Clause 14.31 (Times for making representations) are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

27.	CHANGES TO THE LENDERS

27.1	Assignments and transfers by Lenders

(a)	A Lender (the Existing Lender) may, subject to the following provisions of this Clause 27.1, at any time assign or transfer (including by way of novation) any of its rights and obligations under this Agreement to another bank, financial institution or to a trust, fund or other entity which is regularly engaged or established for the purpose of making, purchasing or otherwise investing in loans, securities or other financial assets (the New Lender).

(b)	The prior written consent of the Parent is required for an assignment or transfer unless that assignment or transfer is:

(i)	to another Lender or an Affiliate of a Lender;

(ii)	if the Existing Lender is a fund, to a fund which is a Related Fund of the Existing Lender; or

(iii)	made at a time when an Event of Default is continuing.

The consent of the Parent to an assignment or transfer must not be unreasonably withheld or delayed. It will not be unreasonable for the Parent to withhold its consent to an assignment or transfer to a “loan-to-own” fund, or any person known to buy distressed debt and/or non-performing loans with intent to pursue active enforcement policies or to follow an investment strategy that is characterised by short-term position taking in relation to corporate, project or asset finance debt (or any Affiliate of such person).

(c)	A transfer of obligations will be effective only if the New Lender enters into the documentation required for it to accede as a party to the Intercreditor Agreement and either:

(i)	the obligations are novated in accordance with the following provisions of this Clause 27; or

(ii)	the New Lender confirms to the Facility Agent and the Parent in form and substance reasonably satisfactory to the Facility Agent and the Parent that it is bound by the terms of this Agreement.

(d)	On the transfer becoming effective in this manner, the relevant Lender will be released from its obligations under this Agreement to the extent that they are transferred to the New Lender.

(e)	Any reference in this Agreement to a Lender includes a New Lender but excludes a Lender if no amount is or may be owed to or by it under this Agreement.

(f)	Where the Parent’s consent to a transfer or assignment is not required pursuant to paragraph (b) above, the Facility Agent shall notify the Parent of the identity of the New Lender.

27.2	Procedure for transfer by way of novations

(a)	In this Clause 27.2:

Transfer Date means, for a Transfer Certificate, the later of:

(i)	the proposed Transfer Date specified in that Transfer Certificate; and

(ii)	the date on which the Facility Agent executes that Transfer Certificate.

(b)	A novation is effected if:

(i)	the Existing Lender and the New Lender deliver to the Facility Agent a duly completed Transfer Certificate; and

(ii)	the Facility Agent executes it.

(c)	On the Transfer Date:

(i)	the New Lender will assume the rights and obligations of the Existing Lender expressed to be the subject of the novation in the Transfer Certificate in substitution for the Lender; and

(ii)	the Existing Lender will be released from those obligations and cease to have those rights.

(d)	Each Party (other than the Existing Lender and the New Lender) irrevocably authorises the Facility Agent to execute any duly completed Transfer Certificate on its behalf.

(e)	The Facility Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary “know your customer” or similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.

27.3	Limitation of responsibility of Existing Lender

(a)	Unless expressly agreed to the contrary, an Existing Lender is not responsible to a New Lender for:

(i)	the legality, validity, effectiveness, completeness, accuracy, adequacy or enforceability of any Finance Document or any other document;

(ii)	the financial condition of any Obligor;

(iii)	the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

(iv)	the accuracy of any statement or information (whether written or oral) made in or supplied in connection with any Finance Document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender that it:

(i)	has made, and will continue to make, its own independent appraisal of all risks arising under or in connection with the Finance Documents (including the financial condition and affairs of each Obligor and its related entities and the nature and extent of any recourse against any Party or its assets) in connection with its participation in this Agreement; and

(ii)	has not relied exclusively on any information supplied to it by the Existing Lender in connection with any Finance Document.

(c)	Nothing in any Finance Document requires an Existing Lender to:

(i)	accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 27; or

(ii)	support any losses incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under any Finance Document or otherwise.

27.4	Costs resulting from change of Lender or Facility Office

If:

(a)	a Lender assigns or transfers any of its rights and obligations under the Finance Documents or changes its Facility Office; and

(b)	as a result of circumstances existing at the date on which the assignment, transfer or change occurs, an Obligor would be obliged to pay a Tax Payment, an Increased Cost or any payment under Clause 10.7 (Stamp taxes), then, (i) if it changes its Facility Office, the relevant Lender (directly or through the Facility Agent) shall inform the Parent of such change of Facility Office and (ii) unless the assignment, transfer or change is made by a Lender to mitigate any circumstances giving rise to a Tax Payment, Increased Cost or a right to be prepaid and/or cancelled by reason of illegality or is after the occurrence of a Default which is continuing, the relevant Obligor need only pay that Tax Payment or Increased Cost or payment under Clause 10.7 (Stamp taxes) to the same extent that it would have been obliged to if no assignment, transfer or change had occurred.

27.5	Changes to the Reference Banks

If a Reference Bank (or, if a Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Facility Agent must (in consultation with the Parent) appoint another Lender or an Affiliate of a Lender to replace that Reference Bank.

28.	RESTRICTION ON DEBT PURCHASE TRANSACTIONS

28.1	Disenfranchisement on Debt Purchase Transactions entered into by Sponsor Affiliates

(a)	For so long as a Sponsor Affiliate:

(i)	beneficially owns a Commitment; or

(ii)	has entered into a sub-participation agreement relating to a Commitment or other agreement or arrangement having a substantially similar economic effect and such agreement or arrangement has not been terminated, in ascertaining,

(A)	the Majority Lenders; or

(B)	whether:

(1)	any given percentage (including, for the avoidance of doubt, unanimity) of the Total Commitments; or

(2)	the agreement of any specified group of Lenders,

has been obtained to approve any request for a consent, waiver, amendment or other vote under the Finance Documents such Commitment shall be deemed to be zero and such Sponsor Affiliate or the person with whom it has entered into such sub-participation, other agreement or arrangement shall be deemed not to be a Lender for the purposes of paragraphs (A) and (B) above (unless in the case of a person not being a Sponsor Affiliate it is a Lender by virtue otherwise than by beneficially owning the relevant Commitment).

(b)	Each Lender shall, unless such Debt Purchase Transaction is an assignment or transfer, promptly notify the Facility Agent in writing if it knowingly enters into a Debt Purchase Transaction with a Sponsor Affiliate (a “Notifiable Debt Purchase Transaction”), such notification to be substantially in the form set out in Part I of Schedule 15 (Forms of Notifiable Debt Purchase Transaction Notice).

(c)	A Lender shall promptly notify the Facility Agent if a Notifiable Debt Purchase Transaction to which it is a party:

(i)	is terminated; or

(ii)	ceases to be with a Sponsor Affiliate,

such notification to be substantially in the form set out in Part II of Schedule 15 (Forms of Notifiable Debt Purchase Transaction Notice).

(d)	Each Sponsor Affiliate that is a Lender agrees that:

(i)	in relation to any meeting or conference call to which all the Lenders are invited to attend or participate, it shall not attend or participate in the same if so requested by the Facility Agent or, unless the Facility Agent otherwise agrees, be entitled to receive the agenda or any minutes of the same; and

(ii)	in its capacity as Lender, unless the Facility Agent otherwise agrees, it shall not be entitled to receive any report or other document prepared at the behest of, or on the instructions of, the Facility Agent or one or more of the Lenders.

29.	DISCLOSURE OF INFORMATION

For two years from the date of signing of this Agreement, no Finance Party may disclose any information supplied to it, by or on behalf of the Obligors, the Charterers or the Finance Documents relating to this Facility, save that each Finance Party may disclose such information as that Finance Party shall consider appropriate in respect of information supplied to it, by or on behalf of the Obligors, the Charterers or the Finance Documents to:

(a)	in the case of any other Finance Party, any of its Affiliates or Related Funds; or

(b)	any other person to (or through) whom an Existing Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement or with (or through) whom a Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or the Obligors; or

(c)	any person to whom, and to the extent that, information is required to be disclosed by any Applicable Law; or

(d)	any other Finance Party; or

(e)	to its and the Obligors’ professional advisors,

PROVIDED ALWAYS that, in relation to paragraph (b) above, the person to whom the information is to be given has entered into a Confidentiality Undertaking which includes the express prohibition on sharing information relating to this Facility. Except as provided in this Clause 29, a Lender may not disclose any information about any Obligor, the Charterers or the Finance Documents to any person.

30.	SET-OFF

A Finance Party may set off any matured obligation owed to it by an Obligor under the Finance Documents against any obligation (whether or not matured) owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation, provided always that if a Finance Party intends to effect a set-off at a time when there is no continuing Event of Default, it shall give the Parent notice of its intention so to do. If the obligations are in different currencies, that Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

31.	PRO RATA SHARING

31.1	Redistribution

If any amount owing by an Obligor under this Agreement to a Lender (the recovering Lender) is discharged by payment, set-off or any other manner other than through the Facility Agent under this Agreement (a recovery), then:

(a)	the recovering Lender must, within three Business Days, supply details of the recovery to the Facility Agent;

(b)	the Facility Agent must calculate whether the recovery is in excess of the amount which the recovering Lender would have received if the recovery had been received by the Facility Agent under this Agreement; and

(c)	the recovering Lender must pay to the Facility Agent an amount equal to such excess (the redistribution).

31.2	Effect of redistribution

(a)	The Facility Agent must treat a redistribution as if it were a payment by the relevant Obligor under this Agreement and distribute it among the Lenders, other than the recovering Lender, accordingly.

(b)	When the Facility Agent makes a distribution under paragraph (a) above, the recovering Lender will be subrogated to the rights of the Finance Parties which have shared in that redistribution.

(c)	If and to the extent that the recovering Lender is not able to rely on any rights of subrogation under paragraph (b) above, the relevant Obligor will owe the recovering Lender a debt which is equal to the redistribution, immediately payable and of the type originally discharged.

If:

(a)	a recovering Lender must subsequently return a recovery, or an amount measured by reference to a recovery, to any Obligor; and

(b)	the recovering Lender has paid a redistribution in relation to that recovery,

each Finance Party must reimburse the recovering Lender all or the appropriate portion of the redistribution paid to that Finance Party, together with interest for the period while it held the re-distribution. In this event, the subrogation in paragraph (b) above will operate in reverse to the extent of the reimbursement.

31.3	Exceptions

Notwithstanding any other term of this Clause 31, a recovering Lender need not pay a redistribution to the extent that:

(a)	it would not, after the payment, have a valid claim against the relevant Obligor in the amount of the redistribution; or

(b)	it would be sharing with another Finance Party any amount which the recovering Lender has received or recovered as a result of legal or arbitration proceedings, where:

(i)	the recovering Lender notified the Facility Agent of those proceedings; and

(ii)	the other Finance Party had an opportunity to participate in those proceedings but did not do so or did not take separate legal or arbitration proceedings as soon as reasonably practicable after receiving notice of them.

32.	SEVERABILITY

If a term of a Finance Document is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a)	the legality, validity or enforceability in that jurisdiction of any other term of the Finance Documents; or

(b)	the legality, validity or enforceability in other jurisdictions of that or any other term of the Finance Documents.

33.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts and by facsimile provided that original signed copies are provided within a reasonable period of time thereafter. This has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

34.	NOTICES

34.1	In writing

(a)	Any communication in connection with a Finance Document must be in writing and, unless otherwise stated, may be given in person, by post, fax, e-mail or by any other electronic communication approved by the Facility Agent.

(b)	For the purpose of the Finance Documents, an electronic communication will be treated as being in writing.

(c)	Unless it is agreed to the contrary, any consent or agreement required under a Finance Document must be given in writing.

34.2	Contact details

(a)	Except as provided below, the contact details of each Party for all communications in connection with the Finance Documents are those notified by that Party for this purpose to the Facility Agent on or before the date it becomes a Party. The Facility Agent shall distribute the details which it holds on request.

(b)	The contact details of the Parent for this purpose are:

Address:	Global Ship Lease, Inc. c/o Global Ship Lease Services Limited Portland House Stag Place London SW1E 5RS

Fax number:	+44 (0) 20 7869 8119

Attention:	CFO

(c)	The contact details of the Facility Agent for this purpose are:

Address:	Citibank International plc 5th Floor, Citigroup Centre 25 Canada Square
London E14 5LB

Fax number:	+44 (0) 20 8636 3824

Attention:	European Loans Agency, EMEA

(d)	The contact details of the Arranger, the Bookrunner and the Original Lender for this purpose are:

Address:	Citibank N.A., London Branch 5th Floor, Citigroup Centre 25 Canada Square
London E14 5LB

Fax number:	+44 (0) 20 8043 0390

Attention:	Shreyas Chipalkatty

(e)	The contact details for the Security Agent for this purpose are:

Address:	Deutsche Bank Trust Company Americas Trust and Agency Services 60 Wall Street, 16th Floor
Mail Stop: NYC60-1630 New York, New York 10005 USA

Fax Number:	+1 (732) 578-4635

Attention:	Corporate Team, Global Ship Lease, Inc.

With a copy to:

Address:	Deutsche Bank Trust Company Americas c/o Deutsche Bank National Trust Company Trust and Agency Services
100 Plaza One – 6th Floor Mail Stop: JCY03-0699 Jersey City, NJ 07311-3901
USA

Fax Number:	+1 (732) 578-4635

Attention:	Corporate Team, Global Ship Lease, Inc.

(f)	A Party may change its contact details by giving five Business Days’ notice to the Facility Agent or (in the case of the Facility Agent) to the other Parties.

(g)	Where a Party nominates a particular department or officer to receive a communication, a communication will not be effective if it fails to specify that department or officer.

(h)	Any communication for an Obligor shall be sent to the Parent with the contact details set out in Clause 34.2(b) (or such substitute contact details as the Parent may notify the Facility Agent by not less than five Business Days’ notice) and service on the Parent in accordance with Clause 34.3 (Effectiveness) shall be deemed good service on the relevant Obligor.

34.3	Effectiveness

(a)	Except as provided below, any communication in connection with a Finance Document will be deemed to be given as follows:

(i)	if delivered in person, at the time of delivery;

(ii)	if posted, five (5) days after being deposited in the post, postage prepaid, in a correctly addressed envelope;

(iii)	if by fax, when received in legible form; and

(iv)	if by e-mail or any other electronic communication, when received in legible form.

(b)	A communication given under paragraph (a) above but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

(c)	A communication or document to be made or delivered to the Facility Agent will be effective only when received by the Facility Agent and then only if it is expressly marked for the attention of the department or officer identified with the Facility Agent’s signature below (or any substitute department or officer as the Facility Agent shall specify for this purpose on giving the other Parties at least five Business Days’ notice in writing).

34.4	Obligors

All communications under the Finance Documents to or from an Obligor must be sent through the Facility Agent or with a copy to the Facility Agent.

34.5	Communication when Agent is Impaired Agent

If the Facility Agent is an Impaired Agent the Parties may, instead of communicating with each other through the Facility Agent, communicate with each other directly and (while the Facility Agent is an Impaired Agent) all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the Facility Agent shall be varied so that communications may be made and notices given to or by the relevant Parties directly. This provision shall not operate after a replacement Facility Agent has been appointed.

34.6	Entire Agreement

This Agreement and the other Finance Documents entered into pursuant to this Agreement contain the whole agreement between the parties relating to the transactions contemplated by this Agreement and supersede all previous agreements between the parties relating to such transactions.

35.	LANGUAGE

(a)	Any notice given in connection with a Finance Document must be in English.

(b)	Any other document provided in connection with a Finance Document must be:

(i)	in English; or

(ii)	(unless the Facility Agent otherwise agrees) accompanied by a certified English translation. In this case, the English translation prevails unless the document is a statutory or other official document.

36.	GOVERNING LAW

(a)	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

(b)	Without prejudice to paragraph (a) above, Schedule 14 (Notes Restrictive Covenants) of this Agreement and any non contractual obligations arising out of or in connection with it will be interpreted in accordance with the laws of the State of New York.

37.	ENFORCEMENT

37.1	Jurisdiction of English courts

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	This Clause 37.1 is for the benefit of the Finance Parties and Secured Parties only. As a result, no Finance Party or Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties and Secured Parties may take concurrent proceedings in any number of jurisdictions.

37.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(i)	irrevocably appoints GSLS as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document (and GSLS by its execution of this Agreement, accepts that appointment); and

(ii)	agrees that failure by an agent for service of process to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

(b)	If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Parent (on behalf of all the Obligors) must immediately (and in any event within 3 days of such event taking place) appoint another agent on terms acceptable to the Facility Agent. Failing this, the Facility Agent may appoint another agent for this purpose.

(c)	GSLS expressly agrees and consents to the provisions of this Clause 37 and Clause 36 (Governing law).

37.3	Waiver of immunity

Each	Obligor irrevocably and unconditionally:

(a)	agrees not to claim any immunity from proceedings brought by a Finance Party against it in relation to a Finance Document and to ensure that no such claim is made on its behalf;

(b)	consents generally to the giving of any relief or the issue of any process in connection with those proceedings; and

(c)	waives all rights of immunity in respect of it or its assets.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

PART 1

ORIGINAL OBLIGORS

Name of Original Borrower	Jurisdiction of Incorporation	Registered Number
Global Ship Lease, Inc.	Marshall Islands	28891
Global Ship Lease Services Limited	England	06285694

Name of Original Guarantor	Jurisdiction of Incorporation	Registered Number
Global Ship Lease, Inc.	Marshall Islands	28891
GSL Alcazar Inc.	Marshall Islands	26711
Global Ship Lease Services Limited	England	06285694
Global Ship Lease 1 Limited	Cyprus	211531
Global Ship Lease 2 Limited	Cyprus	211533
Global Ship Lease 3 Limited	Cyprus	211552
Global Ship Lease 4 Limited	Cyprus	211532
Global Ship Lease 5 Limited	Cyprus	211540
Global Ship Lease 6 Limited	Cyprus	211526
Global Ship Lease 7 Limited	Cyprus	211528
Global Ship Lease 8 Limited	Cyprus	211539
Global Ship Lease 9 Limited	Cyprus	211530
Global Ship Lease 10 Limited	Cyprus	211534
Global Ship Lease 12 Limited	Cyprus	211709
Global Ship Lease 13 Limited	Cyprus	212727
Global Ship Lease 14 Limited	Cyprus	212734
Global Ship Lease 15 Limited	Cyprus	212735
Global Ship Lease 16 Limited	Cyprus	212729
Global Ship Lease 17 Limited	Cyprus	212742

PART 2

ORIGINAL LENDER

As at the date of this Agreement, the Lender and its Commitment are as follows:

Name of Original Lender	Commitments

CITIBANK N.A., LONDON BRANCH	US$	40,000,000

SCHEDULE 2

CONDITIONS PRECEDENT

PART 1

INITIAL CONDITIONS PRECEDENT DOCUMENTS

1.	Obligors

(a)	A copy of the Constitutional Documents of each Original Obligor.

(b)	A copy of a resolution of the board or, if applicable, a committee of the board of directors of each Original Obligor:

(i)	approving the terms of, and the transactions contemplated by, the Transaction Documents to which it is a party and resolving that it execute, deliver and perform the Transaction Documents to which it is a party;

(ii)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(c)	If applicable, a copy of a resolution of the board of directors of the relevant company, establishing the committee referred to in paragraph (b) above.

(d)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above in relation to the Finance Documents and related documents.

(e)	A certificate of the Parent (signed by an authorised officer (being either a CEO, CFO, COO or CTO)) confirming that borrowing or guaranteeing or securing, as appropriate, the Total Commitments would not cause any borrowing, guarantee, security or similar limit binding on any Original Obligor to be exceeded.

(f)	A certificate of an authorised signatory of the Parent or other relevant Original Obligor certifying that each copy document relating to it specified in this Part I of Schedule 2 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of this Agreement.

(g)	In respect of an Obligor incorporated in Cyprus:

(i)	a certificate of good standing issued by the Registrar of Companies in Cyprus (dated no earlier than five days prior to the date of this Agreement);

(ii)	a certificate of no winding up issued by the Registrar of Companies in Cyprus (dated no earlier than five days prior to the date of this Agreement);

(iii)	a certificate of share capital issued by the Registrar of Companies in Cyprus;

(iv)	its memorandum and articles of association in Greek and English language; and

(v)	An original certificate of incumbency from the secretary of that Obligor dated one day before the date of execution of the Finance Documents in form and substance satisfactory to the Lenders’ Cypriot counsel.

2.	Transaction Documents

(a)	A certified copy of all other resolutions, consents, licences, exemptions, filings, corporate, official or otherwise which the Facility Agent may reasonably require in connection with this Agreement or any other Finance Document.

(b)	A copy of each of the Transaction Documents, other than the Finance Documents.

3.	Finance Documents and Related Contracts

(a)	The Intercreditor Agreement executed by the members of the Group party to that Agreement and the Senior Secured Notes Trustee.

(b)	This Agreement executed by the members of the Group which are Parties.

(c)	The Fee Letters executed by the Parent.

(d)	At least two originals of each of the Original Security Documents in each case executed by the relevant Original Obligor or Original Obligors.

(e)	A copy of each of the Related Contracts in relation to each Identified Vessel.

(f)	Duly executed originals of all notices of assignment required to be served under each Original Security Document referred to above and duly executed originals of the acknowledgements thereof (or, where it is not possible to provide originals of the same, faxed copies with such originals to follow as soon as practicable after the date of this Agreement), duly executed by each relevant counterparty.

(g)	A copy of all share certificates, transfers and stock transfer forms or equivalent duly executed by the relevant Obligor in blank in relation to the assets subject to or expressed to be subject to the Transaction Security and other documents of title to be provided under the Security Documents.

4.	Other documents and evidence

(a)	A copy of the bill of sale in respect of each Identified Vessel.

(b)	An appraised valuation in respect of each Identified Vessel as at 31 October 2013 as evidenced from the valuation certificates from Howe Robinson Marine Evaluations Limited.

(c)	The Group Structure Chart.

(d)	Confirmation from the Lenders that they have satisfied all of their “know your customer” requirements.

(e)	Evidence that the Senior Secured Notes have been issued in an aggregate principal amount giving rise to gross proceeds of at least US$420,000,000 and that those net proceeds have been made available to the Parent and have been applied, amongst other things, in repayment of all amounts outstanding under or in connection with the Existing Facility Agreement.

(f)	The Original Financial Statements.

5.	Legal opinions

(a)	A legal opinion of Shearman & Sterling (London) LLP, English legal advisors to the Lenders, substantially in the form distributed to the Original Lender prior to the signing of this Agreement.

(b)	A legal opinion of Reeder & Simpson P.C., Marshall Islands legal advisors to the Lenders, substantially in the form distributed to the Original Lender prior to the signing of this Agreement.

(c)	A legal opinion of Montanios & Montanios, Cypriot legal advisors to the Obligors, substantially in the form distributed to the Original Lender prior to the signing of this Agreement.

(d)	A legal opinion of Higgs & Johnson, Bahamian legal advisors to the Lenders, substantially in the form distributed to the Original Lender prior to the signing of this Agreement.

(e)	A legal opinion of Patton, Moreno & Asvat, Panamanian legal advisors to the Obligors, substantially in the form distributed to the Original Lender prior to the signing of this Agreement.

(f)	A legal opinion of Nauta Dutilh, Dutch legal advisers to the Lenders, substantially in the form distributed to the Original Lender prior to the signing of this Agreement.

6.	Other Requirements

Each certified copy document must be certified by a director, officer or duly authorised attorney of the Obligor as being true and complete as at a date no earlier than the date falling three Business Days prior to the date of this Agreement.

PART 2

ADDITIONAL VESSEL CONDITIONS PRECEDENT

On the Delivery Date of each Additional Vessel or, as the case may be, the date of designation in accordance with Clause 3 (Conditions precedent), the Facility Agent shall require the following documentation:

1.	Borrower

(a)	A certified copy of the Constitutional Documents of the Borrower or, if previously provided to the Facility Agent, a certificate of the relevant Borrower certifying that such documents remain in full force and effect and have not been amended since the date of such provision.

(b)	A certified copy of a resolution of the board of directors of the relevant Borrower:

(i)	approving the terms of, and the transactions contemplated by, each Related Contract relating to the Additional Vessel to which the relevant Borrower is a party and resolving that it executes each such Related Contract, then to be executed;

(ii)	authorising a specified person or persons to execute each Related Contract on its behalf to which it is a party, then to be executed; and

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices to be signed and/or despatched by it under or in connection with and each Related Contract to which it is a party, then to be executed.

(c)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (b).

(d)	A certified copy of all other resolutions, consents, licences, exemptions and filings, corporate, official or otherwise which the Lender may reasonably require in connection with the acquisition of the Additional Vessel or any of the Related Contracts.

2.	Finance Documents and Related Contracts

(a)	A duly executed original of a General Assignment relating to the Additional Vessel.

(b)	A duly executed original of the Mortgage relating to the Additional Vessel.

(c)	A duly executed original document granting a Security Interest in favour of the Security Agent, over the Earning Account with respect to the Additional Vessel, together with all notices and acknowledgements in connection therewith.

(d)	To the extent not previously delivered to the Security Agent, a duly executed original of the pledge of the shares relating to the relevant Borrower of each relevant Additional Vessel.

(e)	A certified copy of each relevant Ship Management Agreement, duly executed.

(f)	A certified copy of the relevant Acceptable Charter, duly executed.

(g)	A certified copy of the documentation pursuant to which the Additional Vessel has been sold to the relevant Borrower.

(h)	Duly executed originals of all notices of assignment required to be served under each Security Document referred to above.

3.	Other documents

A copy of any other authorisation or other document, opinion or assurance which the Facility Agent reasonably considers to be necessary in connection with the entry into and performance of, and the transactions contemplated by, any Related Contract or for the validity and enforceability of any Related Contract.

4.	The Vessel to be delivered

(a)	In respect of the Additional Vessel, a current certificate from Bureau Veritas, Lloyds Register of Shipping, or any other member of the International Association of Classification Societies or other classification society of recognized international standing acceptable to the Facility Agent, which shall be free from any overdue material recommendations.

(b)	A copy of the bill of sale and the protocol of delivery and acceptance in respect of the Additional Vessel.

5.	Insurance

(a)	A copy of all current insurance policies in respect of Obligatory Insurances, in respect of the Additional Vessel or sufficient information so as to enable Marsh, London to prepare the insurance report referred to in paragraph 5(d) below.

(b)	A duly executed and, where necessary, notarised notice of assignment (and acknowledgement of the same) of the Obligatory Insurances in respect of the Additional Vessel duly executed by the Borrower substantially in the form provided for in the General Assignment.

(c)	Fax confirmation (or an e-mail confirmation to such e-mail address as may be advised by the Facility Agent) from each broker and club concerned with the Obligatory Insurances of the Additional Vessel that:

(i)	the relevant cover is in effect;

(ii)	they will accept notice of assignment of the Obligatory Insurances in favour of the Facility Agent;

(iii)	they will issue a letter of undertaking addressed to the Security Agent in the form set out in schedule 2 to the General Assignment in the case of London brokers, in their standard form in the case of London clubs, substantially in the form set out in schedule 2 or schedule 3 of the General Assignment (as appropriate) in any other case or such other form as is permitted under the General Assignment relating to the Additional Vessel;

(iv)	they will accept endorsement of a loss payable clause on the policies in the form provided for in the General Assignment (in the case of brokers and insurers other than clubs) or will note the interest of the Security Agent in the entry for the Additional Vessel by way of a loss payable clause in their current standard form (in the case of clubs); and

(v)	they are not aware of any mortgage, charge, assignment or other encumbrance affecting the Obligatory Insurances with which they are concerned (other than any previously disclosed by the Borrower to the Facility Agent in writing).

(d)	Confirmation from the Facility Agent of its satisfaction with a final insurance report with regard to the Additional Vessel as prepared by an insurance broker satisfactory to the Facility Agent.

(e)	Confirmation from the Facility Agent of its receipt of a Valuation of the Additional Vessel.

6.	Other Requirements

Evidence satisfactory to the Facility Agent (acting on behalf of the Majority Lenders) that the Parent continues to be listed on the NYSE or NASDAQ.

7.	Legal opinions

(a)	A legal opinion of English legal advisors to the Lenders, addressed to the Facility Agent, the Security Agent and the Lenders.

(b)	A legal opinion of the legal advisors to the Lenders in the jurisdiction of the relevant Borrower and (if applicable) the Charter Guarantor, addressed to the Facility Agent, the Security Agent and the Lenders.

(c)	A legal opinion of the legal advisors to the Lenders in the jurisdiction of the relevant Approved Flag State, addressed to the Facility Agent, the Security Agent and the Lenders.

(d)	A legal opinion of the legal advisors to the Lenders in the appropriate jurisdiction as to the enforceability of the Time Charter entered into in respect of that Additional Vessel, addressed to the Facility Agent, the Security Agent and the Lenders.

(e)	A legal opinion of the legal advisors to the Lenders in the appropriate jurisdiction as to the enforceability of the relevant Earnings Account Security Agreement and such other matters relating to the Security Agent in connection with the Earnings Account Security Agreement as the Security Agent may reasonably request, addressed to the Facility Agent, the Security Agent and the Lenders.

8.	Other Requirements

Each certified copy document must be certified by a director, officer or duly authorised attorney of the Borrower as being true and complete as at a date no earlier than the date falling three Business Days prior to the Delivery Date of the Additional Vessel.

PART 3

ADDITIONAL OBLIGOR CONDITIONS PRECEDENT

1.	An Accession Deed executed by the Additional Obligor and the Parent.

2.	A copy of the Constitutional Documents of the Additional Obligor.

3.	A copy of a resolution of the board or, if applicable, a committee of the board of directors of the Additional Obligor:

(a)	approving the terms of, and the transactions contemplated by, the Accession Deed and the Finance Documents and resolving that it execute, deliver and perform the Accession Deed and any other Finance Document to which it is party;

(b)	authorising a specified person or persons to execute the Accession Deed and other Finance Documents on its behalf;

(c)	authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party; and

(d)	authorising the Parent to act as its agent in connection with the Finance Documents

4.	If applicable, a copy of a resolution of the board of directors of the Additional Obligor, establishing the committee referred to in paragraph 3 above.

5.	A specimen of the signature of each person authorised by the resolution referred to in paragraph 3 above.

6.	A copy of a resolution signed by all the holders of the issued shares of the Additional Obligor, approving the terms of, and the transactions contemplated by, the Finance Documents to which the Additional Obligor is a party.

7.	A certificate of the Additional Obligor (signed by a director) confirming that borrowing or guaranteeing or securing, as appropriate, the Total Commitments would not cause any borrowing, guarantee, security or similar limit binding on it to be exceeded.

8.	A certificate of an authorised signatory of the Additional Obligor certifying that each copy document listed in this Part 3 of Schedule 2 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of the Accession Deed.

9.	A copy of any other authorisation or other document, opinion or assurance which the Facility Agent considers to be necessary in connection with the entry into and performance of the transactions contemplated by the Accession Deed or for the validity and enforceability of any Finance Document.

10.	In respect of an Additional Obligor incorporated in Cyprus:

(a)	a certificate of good standing issued by the Registrar of Companies in Cyprus (dated no earlier than five days prior to the date of the Accession Deed);

(b)	a certificate of no winding up issued by the Registrar of Companies in Cyprus (dated no earlier than five days prior to the date of the Accession Deed);

(c)	a certificate of share capital issued by the Registrar of Companies in Cyprus;

(d)	its memorandum and articles of association in Greek (with the Registrar stamp appearing on the same) and English language; and

(e)	an original certificate of incumbency from the secretary of that Additional Obligor dated on the same day of execution of the Accession Deed in form and substance satisfactory to the Lenders’ Cypriot counsel.

11.	If available, the latest audited financial statements of the Additional Obligor.

12.	The following legal opinions, each addressed to the Facility Agent, the Security Agent and the Lenders:

(a)	A legal opinion of the legal advisers to the Facility Agent in England, as to English law in the form distributed to the Lenders prior to signing the Accession Deed.

(b)	If the Additional Obligor is incorporated in or has its “centre of main interest” or “establishment” (as referred to in Clause 14.30 (Centre of main interests and establishments)) in a jurisdiction other than England and Wales or is executing a Finance Document which is governed by a law other than English law, a legal opinion of the legal advisers to the Facility Agent in the jurisdiction of its incorporation, “centre of main interest” or “establishment” (as applicable) or, as the case may be, the jurisdiction of the governing law of that Finance Document (the “Applicable Jurisdiction”) as to the law of the Applicable Jurisdiction and in the form distributed to the Lenders prior to signing the Accession Deed.

13.	If the proposed Additional Obligor is incorporated in a jurisdiction other than England and Wales, evidence that the process agent specified in Clause 37.2 (Service of process), if not an Obligor, has accepted its appointment in relation to the proposed Additional Obligor.

SCHEDULE 3

IDENTIFIED VESSELS

Vessel Name	Name of Original Guarantor	Jurisdiction of incorporation of the Borrower	Size (teu)	Charter Period	Charter Rate (USD per day)	Charterer

Ville d’Aquarius	Global Ship Lease 2 Limited	Cyprus	4,113	1 year	7,000	CMA CGM

Ville d’Orion	Global Ship Lease 1 Limited	Cyprus	4,113	1 year	7,000	CMA CGM

Julie Delmas	Global Ship Lease 6 Limited	Cyprus	2,207	10 years	18,465	CMA CGM

Kumasi	Global Ship Lease 7 Limited	Cyprus	2,207	10 years	18,465	CMA CGM

Marie Delmas	Global Ship Lease 8 Limited	Cyprus	2,207	10 years	18,465	CMA CGM

Delmas Keta	Global Ship Lease 5 Limited	Cyprus	2,207	10 years	18,465	CMA CGM

CMA CGM Matisse	Global Ship Lease 3 Limited	Cyprus	2,262	12 years	15,300	CMA CGM

CMA CGM Utrillo	Global Ship Lease 4 Limited	Cyprus	2,262	12 years	15,300	CMA CGM

CMA CGM Chateau D’If	Global Ship Lease 12 Limited	Cyprus	5,089	13 years	33,750	CMA CGM

Vessel Name	Name of Original Guarantor	Jurisdiction of incorporation of the Borrower	Size (teu)	Charter Period	Charter Rate (USD per day)	Charterer

CMA CGM Thalassa	Global Ship Lease 13 Limited	Cyprus	11,040	17 years	47,200	CMA CGM

CMA CGM America	Global Ship Lease 16 Limited	Cyprus	4,045	14 years	25,350	CMA CGM

CMA CGM Sambhar	Global Ship Lease 15 Limited	Cyprus	4,045	14 years	25,350	CMA CGM

CMA CGM Jamaica	Global Ship Lease 14 Limited	Cyprus	4,298	14 years	25,350	CMA CGM

CMA CGM Berlioz	Global Ship Lease 17 Limited	Cyprus	6,621	12 years	34,000	CMA CGM

CMA CGM La Tour	Global Ship Lease 9 Limited	Cyprus	2,272	12 years	15,300	CMA CGM

CMA CGM Manet	Global Ship Lease 10 Limited	Cyprus	2,272	12 years	15,300	CMA CGM

CMA CGM Alcazar	GSL Alcazar Inc.	Marshall Islands	5,089	13 years	33,750	CMA CGM

SCHEDULE 4

CONDITIONS SUBSEQUENT TO DRAWING

The Facility Agent shall require the following documentation and evidence from the Borrower, in respect of an Additional Vessel at the time provided for in Clause 3.1(d) (Conditions precedent), as applicable.

(a)	Evidence that:

(i)	the Mortgage in respect of the Additional Vessel has been duly recorded in the Shipping Register of the Approved Flag State and constitutes a first priority security interest over the Additional Vessel and that all taxes and fees payable to the Shipping Register of the Approved Flag State in respect of that Additional Vessel have been paid in full;

(ii)	the title to the Additional Vessel is held by the relevant Borrower free of all Security Interests other than Permitted Security Interests; and

(iii)	the Additional Vessel is provisionally registered in the name of the relevant Borrower, in the Approved Flag State.

(b)	Confirmation acceptable to the Facility Agent that the relevant Charterer has accepted the Vessel pursuant to the terms of the relevant Time Charter.

(c)	To the extent required under and at the time specified in the relevant Security Document, duly and executed originals of the acknowledgements of each notice of assignment required to be served under each Security Document required to be delivered in respect of that Additional Vessel (or, where it is not possible to provide originals of the same, faxed copies with such originals to follow as soon as practicable after the relevant Utilisation Date), duly executed by each relevant counterparty.

SCHEDULE 5

PAYMENTS

PART 1

FORM OF REQUEST

To:	[—] as Facility Agent

From:	[The Borrower] Date: [ ]

US$[—] Facility Agreement dated [—] 2014 (the Facility Agreement)

1.	We wish to borrow a Loan from you as follows:

(a)	Utilisation Date: [ ]

(b)	Amount/currency: [ ]

(c)	Term: [ ]

2.	The relevant Additional Vessel details are as follows:

(a)	Vessel Name: [ ]

(b)	TEU: [ ]

3.	[The Loan shall be used towards general corporate purposes.]

4.	Payment Instructions:

To include provisions that: [—].

5.	[We confirm that each condition specified in the Facility Agreement which must be satisfied on or before the date of this Request is satisfied on the date of this Request.]

By:

BORROWER

Authorised Signatory

PART 2

PAYMENT ADVICE

To:	[The Borrower]

From:	[—] as Facility Agent

Date:	[ ]

US$[—] Facility Agreement dated [—] 2014 (the Facility Agreement)

Further to receipt of your request dated [                    ] and attached hereto requesting the advance of a Loan, we confirm that all amounts have been advanced in accordance with the requirements of the attached Request.

SCHEDULE 6

FORM OF TRANSFER CERTIFICATE

To:	[—] as Facility Agent and [—] as Security Agent

From:	[THE EXISTING BANK] and [THE NEW BANK] Date: [ ]

US$[—] Facility Agreement dated [—] 2014 (the Facility Agreement)

We refer to the Facility Agreement and to the Intercreditor Agreement (as defined in the Facility Agreement). This agreement (the “Agreement”) shall take effect as a Transfer Certificate for the purpose of the Facility Agreement and as a Creditor Accession Undertaking for the purposes of the Intercreditor Agreement (and as defined in the Intercreditor Agreement). Terms defined in the Facility Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

1.	We [ ] (the Existing Bank) and [ ] (the New Bank) agree to the Existing Bank and the New Bank novating all the Existing Bank’s rights and obligations under the Facility Agreement and the other Finance Documents which relate to that portion of the Existing Lender’s Commitment(s) and participations in Utilisations under the Facility Agreement specified in the Schedule in accordance with Clause 27.2 (Procedure for transfer by way of novations).

2.	The specified date for the purposes of Clause 27.2 (Procedure for transfer by way of novations) is [date of novation].

3.	The Facility Office and address for notices of the New Bank for the purposes of Clause 34.2 (Contact details) are set out in the Schedule attached to this Certificate.

4.	This Novation Certificate is governed by English law.

5.	The New Lender confirms, for the benefit of the Facility Agent and without liability to any Obligor, that it is:

(a)	[a Qualifying Lender (other than a Treaty Lender);]

(b)	[a Treaty Lender;]

(c)	[not a Qualifying Lender].[1]

6.	[The New Lender confirms that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(a)	a company resident in the United Kingdom for United Kingdom tax purposes;

(b)	a partnership each member of which is:

(i)	a company so resident in the United Kingdom; or

(ii)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(iii)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company.][2]

[1]	Delete as applicable - each New Lender to a Borrower incorporated in the United Kingdom is required to confirm which of these three categories it falls within.
[2]	Include if New Lender to a Borrower incorporated in the United Kingdom comes within paragraph (a)(i)(B) of the definition of Qualifying Lender in Clause 1.1 (Definitions)

7.	[The New Lender confirms that it holds a passport under the HMRC DT Treaty Passport scheme (reference number [ ]) and is tax resident in [ ][3], so that interest payable to it by borrowers incorporated in the United Kingdom is generally subject to full exemption from UK withholding tax, and requests that the Company notify:

(a)	each Borrower which is a Party as a Borrower as at the Transfer Date; and

(b)	each Additional Borrower which becomes an Additional Borrower after the Transfer Date,

(i)	that it wishes that scheme to apply to the Agreement.][4]

8.	The New Bank confirm that it [is]/[is not] a Sponsor Affiliate.[5]

9.	We refer to clause [21.2] (Change of Credit Facility Lender) of the Intercreditor Agreement.

In consideration of the New Lender being accepted as a Credit Facility Lender for the purposes of the Intercreditor Agreement (and as defined therein), the New Lender confirms that, as from the Transfer Date, it intends to be party to the Intercreditor Agreement as a Credit Facility Lender, and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a Credit Facility Lender and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement.

10.	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

11.	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

12.	This Agreement has been entered into on the date stated at the beginning of this Agreement.

[3]	Insert jurisdiction of tax residence.
[4]	Include if New Lender to a Borrower incorporated in the United Kingdom holds a passport under the HMRC DT Treaty Passport scheme and wishes that scheme to apply to the Agreement.
[5]	Delete as appropriate.

THE SCHEDULE

Rights and obligations to be novated

[Choose one of the following options (a) to (c):]

(a)	all of the rights and obligations of the Existing Lender in respect of the Facility - principal amount US$[ ].

(b)	the principal amount of US$[ ] in respect of each of the Loans and all the rights and obligations attached to the same-total principal amount US$[ ].

(c)	the principal amount of US$[ ] in respect of [each of] Loan [ ] [and Loan [ ] and [ ]] and all the rights and obligations attached to the same. [New Bank]

[Facility Office Address for notices]

[Existing Bank] [New Bank]

This Agreement is accepted as a Transfer Certificate for the purposes of the Facility Agreement by the Agent, and as a Creditor Accession Undertaking for the purposes of the Intercreditor Agreement by the Security Agent, and the Transfer Date is confirmed as [                    ].

[Agent]

By:

[Security Agent]

By:

SCHEDULE 7

COMPLIANCE CERTIFICATE

To:	[—] as Facility Agent

From:	Global Ship Lease, Inc.

US$[—] Facility Agreement dated [—] 2014 (the Facility Agreement)

1.	Terms defined in the Facility Agreement have the same meaning in this Certificate.

2.	[I/We hereby certify that [no Default has occurred and is continuing or is outstanding] [a Default under Clause [ ] of [specify document] is outstanding and the following steps are being taken to remedy it [ ].

3.	[I/We hereby certify that the ratio of EBITDA to Debt Service (each as defined in Clause 1.1 (Definitions)) as at [31 December 2016]/[30 June 2017]/[31 December 2017] was [—]:1][I/We hereby certify that in relation to the financial covenant set out in Clause 17.3 (Cash Balance) of the Facility Agreement the Cash Balance on [—] was [—]:

Yours faithfully,

[ ]

Chief Executive Officer

[or]

Chief Financial Officer

SCHEDULE 8

ORIGINAL SECURITY DOCUMENTS

(i)	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee in respect of shares in Global Ship Lease 1 Limited;

(ii)	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee in respect of shares in Global Ship Lease 2 Limited;

(iii)	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee in respect of shares in Global Ship Lease 3 Limited;

(iv)	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee in respect of shares in Global Ship Lease 4 Limited;

(v)	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee in respect of shares in Global Ship Lease 5 Limited;

(vi)	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee in respect of shares in Global Ship Lease 6 Limited;

(vii)	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee in respect of shares in Global Ship Lease 7 Limited;

(viii)	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee in respect of shares in Global Ship Lease 8 Limited;

(ix)	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee in respect of shares in Global Ship Lease 9 Limited;

(x)	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee in respect of shares in Global Ship Lease 10 Limited;

(xi)	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee in respect of shares in Global Ship Lease 12 Limited;

(xii)	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee in respect of shares in Global Ship Lease 13 Limited;

(xiii)	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee in respect of shares in Global Ship Lease 14 Limited;

(xiv)	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee in respect of shares in Global Ship Lease 15 Limited;

(xv)	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee in respect of shares in Global Ship Lease 16 Limited;

(xvi)	a Cypriot law governed pledge and charge over shares between Global Ship Lease, Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee in respect of shares in Global Ship Lease 17 Limited;

(xvii)	a Cypriot law governed ship mortgage and deed of covenant between Global Ship Lease 1 Limited as mortgagor and Deutsche Bank Trust Company Americas as mortgagee in respect of vessel “Ville D’Orion”;

(xviii)	a Cypriot law governed ship mortgage and deed of covenant between Global Ship Lease 2 Limited as mortgagor and Deutsche Bank Trust Company Americas as mortgagee in respect of vessel “Ville D’Aquarius”;

(xix)	a Cypriot law governed ship mortgage and deed of covenant between Global Ship Lease 3 Limited as mortgagor and Deutsche Bank Trust Company Americas as mortgagee in respect of vessel “CMA CGM Matisse”;

(xx)	a Cypriot law governed ship mortgage and deed of covenant between Global Ship Lease 4 Limited as mortgagor and Deutsche Bank Trust Company Americas as mortgagee in respect of vessel “CMA CGM Utrillo”;

(xxi)	a Cypriot law governed ship mortgage and deed of covenant between Global Ship Lease 10 Limited as mortgagor and Deutsche Bank Trust Company Americas as mortgagee in respect of vessel “CMA CGM Manet”;

(xxii)	a Cypriot law governed ship mortgage and deed of covenant between Global Ship Lease 12 Limited as mortgagor and Deutsche Bank Trust Company Americas as mortgagee in respect of vessel “CMA CGM Chateau D’If”;

(xxiii)	a Cypriot law governed ship mortgage and deed of covenant between Global Ship Lease 13 Limited as mortgagor and Deutsche Bank Trust Company Americas as mortgagee in respect of vessel “CMA CGM Thalassa”;

(xxiv)	a Cypriot law governed ship mortgage and deed of covenant between Global Ship Lease 14 Limited as mortgagor and Deutsche Bank Trust Company Americas as mortgagee in respect of vessel “CMA CGM Jamaica”;

(xxv)	a Cypriot law governed ship mortgage and deed of covenant between Global Ship Lease 15 Limited as mortgagor and Deutsche Bank Trust Company Americas as mortgagee in respect of vessel “CMA CGM Sambhar”;

(xxvi)	a Cypriot law governed ship mortgage and deed of covenant between Global Ship Lease 16 Limited as mortgagor and Deutsche Bank Trust Company Americas as mortgagee in respect of vessel “CMA CGM America”;

(xxvii)	a Cypriot law governed ship mortgage and deed of covenant between Global Ship Lease 17 Limited as mortgagor and Deutsche Bank Trust Company Americas as mortgagee in respect of vessel “CMA CGM Berlioz”;

(xxviii)	a Bahamian law governed ship mortgage and deed of covenant between Global Ship Lease 5 Limited as mortgagor and Deutsche Bank Trust Company Americas as mortgagee in respect of vessel “Delmas Keta”;

(xxix)	a Bahamian law governed ship mortgage and deed of covenant between Global Ship Lease 6 Limited as mortgagor and Deutsche Bank Trust Company Americas as mortgagee in respect of vessel “Julie Delmas”;

(xxx)	a Bahamian law governed ship mortgage and deed of covenant between Global Ship Lease 7 Limited as mortgagor and Deutsche Bank Trust Company Americas as mortgagee in respect of vessel “Kumasi”;

(xxxi)	a Bahamian law governed ship mortgage and deed of covenant between Global Ship Lease 8 Limited as mortgagor and Deutsche Bank Trust Company Americas as mortgagee in respect of vessel “Marie Delmas”;

(xxxii)	a Bahamian law governed ship mortgage and deed of covenant between Global Ship Lease 9 Limited as mortgagor and Deutsche Bank Trust Company Americas as mortgagee in respect of vessel “CMA CGM La Tour”;

(xxxiii)	a Panamanian law governed ship mortgage between GSL Alcazar Inc. as mortgagor and Deutsche Bank Trust Company Americas as mortgagee in respect of vessel “CMA CGM Alcazar”;

(xxxiv)	an English law governed deed of assignment between Global Ship Lease 1 Limited as assignor and Deutsche Bank Trust Company Americas as security agent in respect of insurance, charters, freights and hires relating to vessel “Ville D’Orion”;

(xxxv)	an English law governed deed of assignment between Global Ship Lease 2 Limited as assignor and Deutsche Bank Trust Company Americas as security agent in respect of insurance, charters, freights and hires relating to vessel “Ville D’Aquarius”;

(xxxvi)	an English law governed deed of assignment between Global Ship Lease 3 Limited as assignor and Deutsche Bank Trust Company Americas as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Matisse”;

(xxxvii)	an English law governed deed of assignment between Global Ship Lease 4 Limited as assignor and Deutsche Bank Trust Company Americas as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Utrillo”;

(xxxviii)	an English law governed deed of assignment between Global Ship Lease 5 Limited as assignor and Deutsche Bank Trust Company Americas as security agent in respect of insurance, charters, freights and hires relating to vessel “Delmas Keta”;

(xxxix)	an English law governed deed of assignment between Global Ship Lease 6 Limited as assignor and Deutsche Bank Trust Company Americas as security agent in respect of insurance, charters, freights and hires relating to vessel “Julie Delmas”;

(xl)	an English law governed deed of assignment between Global Ship Lease 7 Limited as assignor and Deutsche Bank Trust Company Americas as security agent in respect of insurance, charters, freights and hires relating to vessel “Kumasi”;

(xli)	an English law governed deed of assignment between Global Ship Lease 8 Limited as assignor and Deutsche Bank Trust Company Americas as security agent in respect of insurance, charters, freights and hires relating to vessel “Marie Delmas”;

(xlii)	an English law governed deed of assignment between Global Ship Lease 9 Limited as assignor and Deutsche Bank Trust Company Americas as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM La Tour”;

(xliii)	an English law governed deed of assignment between Global Ship Lease 10 Limited as assignor and Deutsche Bank Trust Company Americas as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Manet”;

(xliv)	an English law governed deed of assignment between Global Ship Lease 12 Limited as assignor and Deutsche Bank Trust Company Americas as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Chateau D’If”;

(xlv)	an English law governed deed of assignment between Global Ship Lease 13 Limited as assignor and Deutsche Bank Trust Company Americas as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Thalassa”;

(xlvi)	an English law governed deed of assignment between Global Ship Lease 14 Limited as assignor and Deutsche Bank Trust Company Americas as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Jamaica”;

(xlvii)	an English law governed deed of assignment between Global Ship Lease 15 Limited as assignor and Deutsche Bank Trust Company Americas as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Sambhar”;

(xlviii)	an English law governed deed of assignment between Global Ship Lease 16 Limited as assignor and Deutsche Bank Trust Company Americas as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM America”;

(xlix)	an English law governed deed of assignment between Global Ship Lease 17 Limited as assignor and Deutsche Bank Trust Company Americas as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Berlioz”;

(l)	an English law governed deed of assignment between GSL Alcazar Inc. as assignor and Deutsche Bank Trust Company Americas as security agent in respect of insurance, charters, freights and hires relating to vessel “CMA CGM Alcazar”; and

(li)	an English law governed charge over shares between Global Ship Lease, Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee in respect of shares in GSL Alcazar Inc.

(lii)	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated 19 March 2014, between GSL Alcazar Inc. as pledgor and Deutsche Bank Trust Company Americas as pledgee;

(liii)	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated 19 March 2014, between Global Ship Lease 1 Limited as pledgor and Deutsche Bank Trust Company Americas as pledgee;

(liv)	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated 19 March 2014, between Global Ship Lease 2 Limited as pledgor and Deutsche Bank Trust Company Americas as pledgee;

(lv)	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated 19 March 2014, between Global Ship Lease 3 Limited as pledgor and Deutsche Bank Trust Company Americas as pledgee;

(lvi)	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated 19 March 2014, between Global Ship Lease 4 Limited as pledgor and Deutsche Bank Trust Company Americas as pledgee;

(lvii)	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated 19 March 2014, between Global Ship Lease 5 Limited as pledgor and Deutsche Bank Trust Company Americas as pledgee;

(lviii)	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated 19 March 2014, between Global Ship Lease 6 Limited as pledgor and DVB Bank S.E. as pledgee;

(lix)	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated 19 March 2014, between Global Ship Lease 7 Limited as pledgor and Deutsche Bank Trust Company Americas as pledgee;

(lx)	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated 19 March 2014, between Global Ship Lease 8 Limited as pledgor and Deutsche Bank Trust Company Americas as pledgee;

(lxi)	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated 19 March 2014, between Global Ship Lease 9 Limited as pledgor and Deutsche Bank Trust Company Americas as pledgee;

(lxii)	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated 19 March 2014, between Global Ship Lease 10 Limited as pledgor and Deutsche Bank Trust Company Americas as pledgee;

(lxiii)	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated 19 March 2014, between Global Ship Lease 12 Limited as pledgor and Deutsche Bank Trust Company Americas as pledgee;

(lxiv)	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated 19 March 2014, between Global Ship Lease 13 Limited as pledgor and Deutsche Bank Trust Company Americas as pledgee;

(lxv)	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated 19 March 2014, between Global Ship Lease 14 Limited as pledgor and Deutsche Bank Trust Company Americas as pledgee;

(lxvi)	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated 19 March 2014, between Global Ship Lease 15 Limited as pledgor and Deutsche Bank Trust Company Americas as pledgee;

(lxvii)	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated 19 March 2014, between Global Ship Lease 16 Limited as pledgor and Deutsche Bank Trust Company Americas as pledgee; and

(lxviii)	a Dutch law governed deed of disclosed pledge of receivables (bank accounts) dated 19 March 2014, between Global Ship Lease 17 Limited as pledgor and Deutsche Bank Trust Company Americas as pledgee.

SCHEDULE 9

ACCEPTABLE CHARTERERS

APM-Maersk (including MCC transport)

Mediterranean Shg Co

CMA CGM Group

CSAV

Evergreen Group

Hapag-Lloyd

CSCL

COSCO Container L.

APL

NYK

Hanjin / Senator

OOCL

K Line

Yang Ming Line

Wan Hai

PIL

Hamburg Sud

Hyundai

CCNI

UASC

MOL

Hub Lines

Regional Container Lines (RCL)

Simatech

KMTC

TS Lines

Emirates Lines

SITC

X-Press Feeders (formerly Sea Consortium)

Nile Dutch

Samudera

Sinotrans

Eimskip

Samskip

Unifeeder

SCHEDULE 10

APPROVED FLAG STATES

United Kingdom

France

Germany

Italy

Netherlands

Denmark

Norway

Sweden

Greece

Republic of Cyprus (excluding the Turkish Republic of Northern Cyprus)

Ireland

Belgium

Channel Islands

Malta

Gibraltar

Hong Kong

Panama

Bahamas

Liberia

Singapore

Isle of Man

Bermuda

Marshall Islands

British Virgin Islands

Cayman Islands

SCHEDULE 11

FORM OF ACCESSION DEED

To:	[ ] as Facility Agent and [ ] as Security Agent for itself and each of the other parties to the Intercreditor Agreement referred to below

From:	[Restricted Subsidiary] and [Parent]

Dated:

Dear Sirs

[Parent] – [            ] Revolving Facility Agreement

dated [                    ] (the “Facility Agreement”)

1.	We refer to the Facility Agreement and to the Intercreditor Agreement. This deed (the “Accession Deed”) shall take effect as an Accession Deed for the purposes of the Facility Agreement and as a Debtor Accession Deed for the purposes of the Intercreditor Agreement (and as defined in the Intercreditor Agreement). Terms defined in the Facility Agreement have the same meaning in paragraphs 1-3 of this Accession Deed unless given a different meaning in this Accession Deed.

2.	[Restricted Subsidiary] agrees to become an Additional [Borrower]/[Guarantor] and to be bound by the terms of the Facility Agreement and the other Finance Documents (other than the Intercreditor Agreement) as an Additional [Borrower]/[Guarantor] pursuant to Clause [26.2 (Additional Borrowers)]/[Clause 26.4 (Additional Guarantors)] of the Facility Agreement. [Restricted Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction] and is a limited liability company and registered number [ ].

3.	[The Parent confirms that no Default is continuing or would occur as a result of [Subsidiary] becoming an Additional Borrower. [6]

4.	[Restricted Subsidiary’s] administrative details for the purposes of the Facility Agreement and the Intercreditor Agreement are as follows:

Address:

Fax No.:

Attention:

5.	[Restricted Subsidiary] (for the purposes of this paragraph [4]/[5], the “Acceding Debtor”) intends to [incur Liabilities under the following documents]/[give a guarantee, indemnity or other assurance against loss in respect of Liabilities under the following documents]:

[Insert details (date, parties and description) of relevant documents]

the “Relevant Documents”.

[6]	Include in the case of an Additional Borrower.

IT IS AGREED as follows:

(a)	Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Accession Deed, bear the same meaning when used in this paragraph [4]/[5].

(b)	The Acceding Debtor and the Security Agent agree that the Security Agent shall hold:

(i)	any Security Interest in respect of Liabilities created or expressed to be created pursuant to the Relevant Documents;

(ii)	all proceeds of that Security Interest ; and

(iii)	all obligations expressed to be undertaken by the Acceding Debtor to pay amounts in respect of the Liabilities to the Security Agent as trustee for the Secured Parties (in the Relevant Documents or otherwise) and secured by the Transaction Security together with all representations and warranties expressed to be given by the Acceding Debtor (in the Relevant Documents or otherwise) in favour of the Security Agent as trustee for the Secured Parties, on trust for the Secured Parties on the terms and conditions contained in the Intercreditor Agreement.

(c)	The Acceding Debtor confirms that it intends to be party to the Intercreditor Agreement as a Debtor, undertakes to perform all the obligations expressed to be assumed by a Debtor under the Intercreditor Agreement and agrees that it shall be bound by all the provisions of the Intercreditor Agreement as if it had been an original party to the Intercreditor Agreement.

(d)	[In consideration of the Acceding Debtor being accepted as an Intra Group Lender for the purposes of the Intercreditor Agreement, the Acceding Debtor also confirms that it intends to be party to the Intercreditor Agreement as an Intra Group Lender, and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by an Intra Group Lender and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement].[7]

6.	This Accession Deed and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS ACCESSION DEED has been signed on behalf of the Security Agent (for the purposes of paragraph [4]/[5] above only), signed on behalf of the Parent and executed as a deed by [Restricted Subsidiary] and is delivered on the date stated above.

[Restricted Subsidiary]

[EXECUTED AS A DEED	)
By: [Restricted Subsidiary]	)

Director

Director/Secretary

[7]	Include this paragraph in this Accession Deed if the Subsidiary is also to accede as an Intra Group Lender to the Intercreditor Agreement.

OR

[EXECUTED AS A DEED	)
By: [Restricted Subsidiary]	)

Signature of Director

Name of Director

in the presence of

Signature of witness

Name of witness

Address of witness

Occupation of witness]

The Parent

[Parent]
By:

The Security Agent

[Full name of current Security Agent]

By:

Date:

SCHEDULE 12

LMA FORM OF CONFIDENTIALITY UNDERTAKING

[Letterhead of Seller]

Date: [                    ]

To: [insert name of Potential Purchaser]

Re: US$[40,000,000] Super Senior Facility Agreement dated [—] 2014 (the “Agreement”)

Company: Global Ship Lease, Inc. (the “Company”)

Date:

Amount:

Agent:

Dear Sirs

We understand that you are considering acquiring an interest in the Agreement which, subject to the Agreement, may be by way of novation, assignment, the entering into, whether directly or indirectly, of a sub-participation or any other transaction under which payments are to be made or may be made by reference to one or more Finance Documents and/or one or more Obligors or by way of investing in or otherwise financing, directly or indirectly, any such novation, assignment, sub-participation or other transaction (the “Acquisition”). In consideration of us agreeing to make available to you certain information, by your signature of a copy of this letter you agree as follows:

1.	CONFIDENTIALITY UNDERTAKING

You undertake (a) to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by paragraph 2 below and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to your own confidential information, and (b) until the Acquisition is completed to use the Confidential Information only for the Permitted Purpose.

2.	PERMITTED DISCLOSURE

We agree that you may disclose:

2.1	to any of your Affiliates and any of your or their officers, directors, employees, professional advisers and auditors such Confidential Information as you shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph 2.1 is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information, except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

2.2	subject to the requirements of the Agreement, to any person:

(a)	to (or through) whom you assign or transfer (or may potentially assign or transfer) all or any of your rights and/or obligations which you may acquire under the Agreement such Confidential Information as you shall consider appropriate if the person to whom the Confidential Information is to be given pursuant to this sub-paragraph (a) of paragraph 2.2 has delivered a letter to you in equivalent form to this letter;

(b)	with (or through) whom you enter into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to the Agreement or any Obligor such Confidential Information as you shall consider appropriate if the person to whom the Confidential Information is to be given pursuant to this sub-paragraph (b) of paragraph 2.2 has delivered a letter to you in equivalent form to this letter;

(c)	to whom information is required or requested to be disclosed by any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation such Confidential Information as you shall consider appropriate; and

2.3	notwithstanding paragraphs 2.1 and 2.2 above, Confidential Information to such persons to whom, and on the same terms as, a Finance Party is permitted to disclose Confidential Information under the Agreement, as if such permissions were set out in full in this letter and as if references in those permissions to Finance Party were references to you.

3.	NOTIFICATION OF DISCLOSURE

You agree (to the extent permitted by law and regulation) to inform us:

3.1	of the circumstances of any disclosure of Confidential Information made pursuant to sub-paragraph (c) of paragraph 2.2 above except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

3.2	upon becoming aware that Confidential Information has been disclosed in breach of this letter.

4.	RETURN OF COPIES

If you do not enter into the Acquisition and we so request in writing, you shall return or destroy all Confidential Information supplied to you by us and destroy or permanently erase (to the extent technically practicable) all copies of Confidential Information made by you and use your reasonable endeavours to ensure that anyone to whom you have supplied any Confidential Information destroys or permanently erases (to the extent technically practicable) such Confidential Information and any copies made by them, in each case save to the extent that you or the recipients are required to retain any such Confidential Information by any applicable law, rule or regulation or by any competent judicial, governmental, supervisory or regulatory body or in accordance with internal policy, or where the Confidential Information has been disclosed under sub-paragraph (c) of paragraph 2.2 above.

5.	CONTINUING OBLIGATIONS

The obligations in this letter are continuing and, in particular, shall survive and remain binding on you until (a) if you become a party to the Agreement as a lender of record, the date on which you become such a party to the Agreement; (b) if you enter into the Acquisition but it does not result in you becoming a party to the Agreement as a lender of record, the date falling [twelve] months after the date on which all of your rights and obligations contained in the documentation entered into to implement that Acquisition have terminated; or (c) in any other case the date falling [twelve] months after the date of your final receipt (in whatever manner) of any Confidential Information.

6.	NO REPRESENTATION; CONSEQUENCES OF BREACH, ETC

You acknowledge and agree that:

6.1	neither we, nor any member of the Group nor any of our or their respective officers, employees or advisers (each a “Relevant Person”) (i) make any representation or warranty, express or implied, as to, or assume any responsibility for, the accuracy, reliability or completeness of any of the Confidential Information or any other information supplied by us or the assumptions on which it is based or (ii) shall be under any obligation to update or correct any inaccuracy in the Confidential Information or any other information supplied by us or be otherwise liable to you or any other person in respect of the Confidential Information or any such information; and

6.2	we or members of the Group may be irreparably harmed by the breach of the terms of this letter and damages may not be an adequate remedy; each Relevant Person may be granted an injunction or specific performance for any threatened or actual breach of the provisions of this letter by you.

7.	ENTIRE AGREEMENT: NO WAIVER; AMENDMENTS, ETC

7.1	This letter constitutes the entire agreement between us in relation to your obligations regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

7.2	No failure to exercise, nor any delay in exercising, any right or remedy under this letter will operate as a waiver of any such right or remedy or constitute an election to affirm this letter. No election to affirm this letter will be effective unless it is in writing. No single or partial exercise of any right or remedy will prevent any further or other exercise or the exercise of any other right or remedy under this letter.

7.3	The terms of this letter and your obligations under this letter may only be amended or modified by written agreement between us.

8.	INSIDE INFORMATION

You acknowledge that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and you undertake not to use any Confidential Information for any unlawful purpose.

9.	NATURE OF UNDERTAKINGS

The undertakings given by you under this letter are given to us and are also given for the benefit of the Company and each other member of the Group.

10.	THIRD PARTY RIGHTS

10.1	Subject to this paragraph 10 and to paragraphs 6 and 9, a person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or to enjoy the benefit of any term of this letter.

10.2	The Relevant Persons may enjoy the benefit of the terms of paragraphs 6 and 9 subject to and in accordance with this paragraph 10 and the provisions of the Third Parties Act.

10.3	Notwithstanding any provisions of this letter, the parties to this letter do not require the consent of any Relevant Person to rescind or vary this letter at any time.

11.	GOVERNING LAW AND JURISDICTION

11.1	This letter (including the agreement constituted by your acknowledgement of its terms) (the “Letter”) and any non-contractual obligations arising out of or in connection with it (including any non-contractual obligations arising out of the negotiation of the transaction contemplated by this Letter) are governed by English law.

11.2	The courts of England have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Letter (including a dispute relating to any non-contractual obligation arising out of or in connection with either this Letter or the negotiation of the transaction contemplated by this Letter).

12.	DEFINITIONS

In this letter (including the acknowledgement set out below) terms defined in the Agreement shall, unless the context otherwise requires, have the same meaning and:

“Confidential Information” means all information relating to the Company, any Obligor, the Group, the Finance Documents, the Facility and/or the Acquisition which is provided to you in relation to the Finance Documents or the Facility by us or any of our affiliates or advisers, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(a)	is or becomes public information other than as a direct or indirect result of any breach by you of this letter; or

(b)	is identified in writing at the time of delivery as non-confidential by us or our advisers; or

(c)	is known by you before the date the information is disclosed to you by us or any of our affiliates or advisers or is lawfully obtained by you after that date, from a source which is, as far as you are aware, unconnected with the Group and which, in either case, as far as you are aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

“Group” means the Company and its subsidiaries for the time being (as such term is defined in the Companies Act 2006).

“Permitted Purpose” means considering and evaluating whether to enter into the Acquisition.

Please acknowledge your agreement to the above by signing and returning the enclosed copy.

Yours faithfully

For and on behalf of

[Seller]

To:	[Seller]

The Company and each other member of the Group

We acknowledge and agree to the above:

For and on behalf of

[Potential Purchaser]

SCHEDULE 13

FORM OF INCREASE CONFIRMATION

To:	Citibank International PLC as Facility Agent, [Deutsche Bank Trust Company Americas] as Security Agent, Citibank N.A., London Branch as Bookrunner and Global Ship Lease, Inc. as Parent, for and on behalf of each Obligor

From:	[the Increase Lender] (the “Increase Lender”)

Dated:

Global Ship Lease, Inc. – US$[40,000,000] Super Senior Revolving Facility Agreement

dated [—] 2014 (the “Facility Agreement”)

1.	We refer to the Facility Agreement and to the Intercreditor Agreement (as defined in the Facility Agreement). This agreement (the “Agreement”) shall take effect as an Increase Confirmation for the purpose of the Facility Agreement and as a Creditor Accession Undertaking for the purposes of the Intercreditor Agreement (and as defined in the Intercreditor Agreement). Terms defined in the Facility Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2.	We refer to clause 2.2 (Increase) of the Facility Agreement.

3.	The Increase Lender agrees to assume and will assume all of the obligations corresponding to the Commitment specified in the Schedule (the “Relevant Commitment”) as if it was an Original Lender under the Facility Agreement.

4.	The proposed date on which the increase in relation to the Increase Lender and the Relevant Commitment is to take effect (the “Increase Date”) is [ ].

5.	On the Increase Date, the Increase Lender becomes:

(a)	party to the relevant Finance Documents (other than the Intercreditor Agreement) as a Lender; and

(b)	party to the Intercreditor Agreement as a Credit Facility Lender (as defined in the Intercreditor Agreement).

6.	The Facility Office and address, fax number and attention details for notices to the Increase Lender for the purposes of Clause 34.2 (Contact details) are set out in the Schedule.

7.	The Increase Lender expressly acknowledges the limitations on the Lenders’ obligations referred to in paragraph (f) of Clause 2.2 (Increase).

8.	The Increase Lender confirms, for the benefit of the Facility Agent and without liability to any Obligor, that it is:

(a)	[a Qualifying Lender (other than a Treaty Lender);]

(b)	[a Treaty Lender;]

(c)	[not a Qualifying Lender].[8]

[8]	Delete as applicable - each Increase Lender is required to confirm which of these three categories it falls within.

9.	[The Increase Lender confirms that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(a)	a company resident in the United Kingdom for United Kingdom tax purposes;

(b)	a partnership each member of which is:

(i)	a company so resident in the United Kingdom; or

(ii)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(c)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company.][9]

10.	[The Increase Lender confirms that it holds a passport under the HMRC DT Treaty Passport scheme (reference number [ ]) and is tax resident in [ ]*, so that interest payable to it by borrowers is generally subject to full exemption from UK withholding tax and requests that the Parent notify:

(a)	each Borrower which is a Party as a Borrower as at the Increase Date; and

(b)	each Additional Borrower which becomes an Additional Borrower after the Increase Date,

that it wishes the scheme to apply to the Facility Agreement.]**

[9/10]	The Increase Lender confirms that it is not a Sponsor Affiliate.

[10/11]	We refer to clause [21.10] (Creditor/Creditor Representative Accession Undertaking) of the Intercreditor Agreement:

*	Insert jurisdiction of tax residence.
**	This confirmation must be included if the Increase Lender holds a passport under the HMRC DT Treaty Passport scheme and wishes that scheme to apply to the Facility Agreement.
***	Delete as applicable.
****	Include only if the increase involves the assumption of a Commitment.

In consideration of the Increase Lender being accepted as a Credit Facility Lender for the purposes of the Intercreditor Agreement (and as defined in the Intercreditor Agreement), the Increase Lender confirms that, as from the Increase Date, it intends to be party to the Intercreditor Agreement as a Credit Facility Lender, and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a Credit Facility Lender and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement.

[9]	Include only if New Lender is a UK Non-Bank Lender i.e. falls within paragraph (i)(B) of the definition of Qualifying Lender in Clause 1.1 (Definitions).

[12/13]	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

[13/14]	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

[14/15]	This Agreement has been entered into on the date stated at the beginning of this Agreement.

Note:	The execution of this Increase Confirmation may not be sufficient for the Increase Lender to obtain the benefit of the Transaction Security in all jurisdictions. It is the responsibility of the Increase Lender to ascertain whether any other documents or other formalities are required to obtain the benefit of the Transaction Security in any jurisdiction and, if so, to arrange for execution of those documents and completion of those formalities.

SCHEDULE 14

NOTES RESTRICTIVE COVENANTS

Terms used in this Schedule 14 shall, if not otherwise defined in this Schedule 14, have the meaning given to them elsewhere in this Agreement. A reference in this Schedule 14 to a “paragraph” is to a paragraph contained in this Schedule 14.

1.	Possession, Use and Release of Collateral

1.1 Unless an Event of Default shall have occurred and be continuing, the Parent or the applicable Mortgaged Guarantor will have the right to remain in possession and retain exclusive control of the Collateral securing the Indebtedness under the Finance Documents (other than the Equity Interests of the Mortgaged Vessel Guarantors and any Trust Monies and other than as set forth in the Security Documents), to freely operate or use the Collateral, to alter, maintain or repair the Collateral in the ordinary course, and to collect, invest and dispose of any income thereon. In addition, unless an Event of Default shall have occurred and be continuing, the Parent may amend, modify, supplement, replace, extend, renew or waive any term of, or terminate, or take any other action with respect to any Assigned Right, Assigned Property and Assigned Contract comprising the Collateral to the extent not otherwise prohibited by the terms of this Agreement, including the provisions described under paragraph 12.

1.2 Release of Collateral. Subject to Clause 6.3 (Disposal proceeds), the Parent and each Mortgaged Guarantor will have the right to sell, exchange or otherwise dispose of any of the Collateral owned by it (other than Trust Monies, which are subject to release from the Lien of the Security Documents as provided under paragraph 2 below, upon compliance with the requirements and conditions of the provisions described below, and the Security Agent shall release the same from the Lien of the Security Documents, upon direction by the Facility Agent following receipt by the Facility Agent and the Security Agent of a direction from the Parent and each applicable Mortgaged Guarantor directing such release and describing the property to be so released, together with delivery of the following, among other matters:

(a)	If the property to be released has a Fair Market Value equal to or greater than $10,000,000, a resolution of the Board of Directors of the Parent or the relevant Mortgaged Guarantor, as the case may be, approving such release;

(b)	An Officer’s Certificate of the Parent or the relevant Mortgaged Guarantor, as the case may be, dated the date of the application for such release, in each case stating in substance as to certain matters, including the following:

(i)	the release complies with the provisions of paragraphs 3, 6, 7 and 10;

(ii)	that no Default or Event of Default has occurred and is continuing;

(iii)	the Fair Market Value of the property (other than Trust Monies) to be released at a date not more than 30 days prior to the date of such application for release;

(iv)	that all conditions precedent in the Finance Documents relating to the release of the Collateral in question have been complied with; and

(c)	One or more opinions of counsel which, when considered collectively, shall be substantially to the effect that all conditions precedent provided in the Finance Documents relating to the release of the Collateral have been complied with.

1.3 In connection with any release, the Parent and the Mortgaged Guarantors shall (i) execute, deliver and record or file and obtain such instruments as may be required, including, without limitation, amendments to the Security Documents and (ii) deliver to the Facility Agent and the Security Agent evidence of the satisfaction of the applicable provisions of the Finance Documents.

1.4 Notwithstanding the foregoing, any Collateral may be released in accordance with an enforcement action pursuant to the provisions of the Intercreditor Agreement or any Additional Intercreditor Agreement.

1.5 In case a Default or an Event of Default shall have occurred and be continuing, the Parent and the Restricted Subsidiaries, while in possession of the Collateral (other than the Equity Interests of the Mortgaged Vessel Guarantors and any Trust Monies and other than as set forth in the Security Documents) may do any of the things enumerated in this paragraph 1 only if the Facility Agent, in its discretion, or the Majority Lenders shall consent to such action, in which event any certificate filed under this paragraph 1, shall omit the statement to the effect that no Default or Event of Default has occurred and is continuing.

1.6 The Security Agent and the Facility Agent (but only if required) will take all reasonable actions requested by the Parent that are necessary to effectuate any release of Collateral securing the Indebtedness under the Finance Documents, in accordance with the provisions of the Finance Documents. Each of the releases set forth above shall be effected by the Security Agent without the consent of the Lenders or any action on the part of the Facility Agent (unless action is required by it to effect such release). Any releases of Collateral made in compliance with this paragraph 1 shall be deemed not to impair the Security Interests created by the Security Documents. For the avoidance of doubt, the foregoing provisions shall not permit the Security Agent to release or grant any waivers or otherwise take any action with respect to releasing the Transaction Security to the extent in favour of any Secured Party other than the Finance Parties (and any such release, waiver or action with respect to any such other Secured Party shall be governed by the Debt Documents applicable to such secured parties, the Intercreditor Agreement and any Additional Intercreditor Agreement).

1.7 Disposition of Collateral Without Release.

(a)	Notwithstanding the provisions of paragraphs 1.1 to 1.6 above, so long as no Event of Default shall have occurred and be continuing, the Parent or any Mortgaged Guarantor may, in accordance with the provisions of this Agreement, without any release or consent by the Facility Agent or the Security Agent:

(i)	sell or otherwise dispose of any machinery, equipment, furniture, tools, materials or supplies or other similar property subject to the Lien of the Security Documents, which may have become worn out or obsolete;

(ii)	grant rights-of-way and easements over or in respect of any real property; provided, however, that such grant will not, in the reasonable opinion of the Board of Directors of the Parent or the relevant Mortgaged Guarantor, as the case may be, materially impair the usefulness of such property in the conduct of the Parent’s business and will not be materially prejudicial to the interests of the Finance Parties;

(iii)	abandon, terminate, cancel, release, extend, renew, replace, amend or modify any leases, contracts or rights-of-way subject to the Lien of any of the Security Documents or surrender or modify any franchise, license or permit subject to the Lien of any of the Security Documents which it may own or under which it may be operating;

(iv)	alter, repair, replace, change the location or position of and add to its plants, structures, machinery, systems, equipment, fixtures and appurtenances;

(v)	demolish, dismantle, tear down or scrap any Collateral (other than the Mortgaged Vessels or Mortgaged Container Assets), or abandon any thereof (other than the Mortgaged Vessels or Mortgaged Container Assets), if in the good faith opinion of the Parent or the relevant Mortgaged Guarantor, as the case may be, such demolition, dismantling, tearing down, scrapping or abandonment is in the interests of the Parent or the relevant Mortgaged Guarantor, as the case may be, and the Fair Market Value and utility of the Collateral as an entirety will not thereby be impaired in any material respect; or

(vi)	apply insurance proceeds received under such circumstances other than an Event of Loss to the repair of the Mortgaged Vessel or Mortgaged Container Asset to which such insurance proceeds related in accordance with the Security Documents.

(b)

In the event that the Parent or any Mortgaged Guarantor has sold, exchanged or otherwise disposed of or proposes to sell, exchange or otherwise dispose of any portion of the Collateral which under the provisions of this paragraph 1.7 may be sold, exchanged or otherwise disposed of by the Parent or such Mortgaged Guarantor without any release or consent of the Facility Agent or the Security Agent, and the Parent or such Mortgaged Guarantor, as the case may be, requests the Security Agent to furnish a written disclaimer, release or quitclaim of any interest in such property under any of the Security Documents, the Security Agent shall, at the cost and expense of the Parent and the Mortgaged Guarantors, promptly execute such an instrument upon delivery to the Facility Agent and the Security Agent of (i) an Officer’s Certificate by the Parent or such Mortgaged Guarantor, as the case may be, (A) reciting the sale, exchange or other disposition made or proposed to be made and describing in reasonable detail the property affected thereby, and stating that such property is property which by the provisions of this paragraph 1.7 may be sold, exchanged or otherwise disposed of or dealt with by the Parent or such Mortgaged Guarantor, as the case may be, without any release or consent of the Facility Agent or the Security Agent, and (B) that all conditions precedent provided in the Finance Documents and the Senior Secured Note Documents relating to the written disclaimer, release or quitclaim or any interest in such property have been complied with, and (ii) an Opinion of Counsel stating that (A) the sale, exchange or other disposition made or proposed to be made was duly taken by the Parent or such Mortgaged Guarantor, as the case may be, in conformity with a designated subsection of paragraph 1.7(a) and that the execution of such written disclaimer, release or quitclaim is appropriate under this paragraph 1.7, and (B) that, for the avoidance of doubt, all conditions precedent provided in the Finance Documents and the Senior Secured Note Documents relating to the written disclaimer, release or quitclaim of any interest in any such property have been complied with.

Any disposition of Collateral made in compliance with the provisions of this paragraph 1.7 shall be deemed not to impair the Security Interests in contravention of the provisions of this Agreement.

Any such disclaimer, release or quitclaim shall be without recourse to, or any representation or warranty by, the Facility Agent or the Security Agent.

2.	Use and Investment of Trust Monies

Subject to Clause 6.3 (Disposal proceeds) and Clause 16.17 (Note Purchase Condition), the Security Agent shall direct that Trust Monies be released (A) as permitted under paragraph 3 and this paragraph 2 in connection with the addition or substitution of Collateral, (B) to the trustee of the Senior Secured Notes for application from time to time to the payment of the principal of (at a purchase price of not less than 100% of the principal amount of the relevant Senior Secured Notes), any Senior Secured Notes, on any maturity date or to the redemption thereof or the purchase thereof upon the terms and in any manner not prohibited by the Senior Secured Note Indenture (including, in each case, each related required interest payment), or (C) to the Facility Agent, to repay or prepay obligations under this Agreement in an amount not to exceed the amount outstanding at the time of repayment or prepayment of Loans under this Agreement that have been used to acquire Mortgaged Vessels or Mortgaged Container Assets (to the extent such outstanding amount ranks super-senior to the Senior Secured Notes and any additional Senior Secured Notes under the Intercreditor Agreement), as the Parent shall direct in writing, upon receipt by the Security Agent and the Facility Agent of the following:

(a)	an Officer’s Certificate of the Parent directing the application pursuant to this paragraph 2 of a specified amount of Trust Monies and, in case any such moneys are to be applied to payment of the Senior Secured Notes, designating the Senior Secured Notes so to be paid and, in case any such moneys are to be applied to the purchase of Senior Secured Notes, prescribing the method of purchase, the price or prices to be paid and the maximum aggregate principal amount of Senior Secured Notes to be purchased and any other provisions of the Senior Secured Note Indenture governing such purchase;

(b)	cash in the maximum amount of the accrued interest, if any, required to be paid in connection with any such purchase, repayment or prepayment, which cash shall be deposited with the trustee in respect of the Senior Secured Notes or the Facility Agent (as applicable) for such purpose; and

(c)	an Officer’s Certificate stating:

(i)	that no Default exists unless such Default would be cured thereby; and

(ii)	that all conditions precedent and covenants therein provided for in the Finance Documents and the Senior Secured Note Documents relating to such application of Trust Monies have been complied with; and

(d)	an Opinion of Counsel stating that all conditions precedent provided for in the Finance Documents and the Senior Secured Note Documents relating to such application of Trust Monies have been complied with.

Upon compliance with the foregoing provisions of this paragraph 2 the Security Agent shall apply Trust Monies as directed and specified by the Officer’s Certificate specified in clause (a) above.

An Officer’s Certificate expressed to be irrevocably directing the application of Trust Monies under this paragraph 2 to the payment of the principal of the Senior Secured Notes or repayment or prepayment of obligations under this Agreement shall for all purposes of this Agreement be deemed the equivalent of the deposit of money with the Facility Agent for such purpose. Such Trust Monies and any cash deposited with the trustee of the Senior Secured Notes or the Facility Agent, as applicable, pursuant to clause (b) above for the payment of accrued interest shall not, after compliance with the foregoing provisions of this section, be deemed to be part of the Collateral or Trust Monies.

In connection with any release of Trust Monies by the Security Agent at the written direction of the Parent to the Parent in connection with any addition or substitution of Collateral, such Trust Monies may be released to the Parent not more than 10 days before the expected delivery date of the applicable additional or substitute Qualified Vessel or Qualified Container Assets (whether such Qualified Vessel or Qualified Container Assets have been or will be acquired through the direct purchase of such Qualified Vessel or Qualified Container Assets or the equity interests of any person owning such Qualified Vessel or Qualified Container Assets and which may include a Qualified Vessel or Qualified Container Assets owned by a Subsidiary (including a Subsidiary Guarantor) that is not a Mortgaged Guarantor) and will be deposited in a Parent bank account and will then be remitted by the Parent to the seller (or as the seller may direct) in the form of a conditional payment to the seller’s bank (or as the seller may direct) in accordance with the terms of the acquisition contract and in a manner consistent with customary market practice. During such 10 day period before the expected delivery date, the funds will be held until remitted to the applicable seller in a bank account in the name of the Parent or a Mortgaged Guarantor on an unsecured basis and the Finance Parties will have no Security Interest or lien on such funds. In the event that the Parent or the applicable Mortgaged Guarantor shall not have delivered and/or filed the Security Documents required by this Agreement and the Security Documents to perfect the Security Interest of the Secured Parties in such Qualified Container Asset or Qualified Vessel and Related Assets or as required by this Agreement on or prior to the 30th calendar day following the day on which the relevant Trust Monies were released to the Parent as described above, then, on or before such 30th calendar day, the Parent shall return to the Security Agent an amount equal to the full amount of such Trust Monies that were released in connection with such proposed delivery of the applicable Qualified Vessel or such Qualified Container Assets and if the Parent shall fail to deliver either such Security Documents and perfect such Security Interests or fail to deliver such funds then a Default shall have occurred for all purposes under this Agreement.

3.	Addition and Substitution of Qualified Collateral

3.1 If the Parent or any Restricted Subsidiary (in each case subject to the provisions of Clause 6.3 (Disposal proceeds) and Clause 16.17 (Note purchase condition):

(a)	adds any Qualified Collateral in accordance with the provisions of paragraph 10 or pursuant to part (11) of the definition of “Permitted Liens”;

(b)	(i) receives Qualified Collateral as consideration under paragraph 6.1(3) or (ii) elects to apply any Trust Monies comprising Net Proceeds from Asset Sales involving Collateral to acquire Qualified Collateral in accordance with the provisions of paragraph 6.3(2) or (iii) elects to apply any Trust Monies comprising Excess Collateral Proceeds remaining after a Collateral Sale Offer to acquire Qualified Collateral; or

(c)	(i) elects to apply any Trust Monies comprising Event of Loss Proceeds to acquire Qualified Collateral in accordance with the provisions of paragraph 7.3(2) or (ii) elects to apply any Trust Monies comprising Excess Loss Proceeds remaining after an Event of Loss Offer to acquire Qualified Collateral in accordance with paragraph 7, then within 30 calendar days of the date on which Qualified Collateral is received, acquired, added or substituted, the Parent or the Restricted Subsidiary that is the owner of such Qualified Collateral (the “Tendered Asset Owner”), shall, if it is not already a Guarantor, become a Guarantor in accordance with Clause 27.4 (Additional Guarantors) (and must be or become a Wholly Owned Restricted Subsidiary of the Parent at such time) and it shall (A) deliver to the Facility Agent each of the documents and evidence (in form and substance reasonably satisfactory to the Facility Agent) set out in Part 2 of Schedule 2 (Additional Vessel Conditions Precedent) or (B) in the case of a Qualified Container Asset, deliver Security Documents securing such asset and comparable insurance policies, leases, hires and earnings securing the Equity Interests of such Mortgaged Guarantor, and in either case, deliver (x) evidence to the effect that all Indebtedness outstanding with respect to such Asset has been repaid and that all security granted by, or covering assets or property of, the Parent or any of the Restricted Subsidiaries with respect to such Indebtedness shall have been released; (y) a certificate of an officer of the Parent certifying as to the ownership of such Qualified Vessel or such Qualified Collateral and as to compliance with the terms of the Finance Documents; and (z) an opinion of counsel with respect to perfection of security interest in such Qualified Collateral and compliance with the terms of the Finance Documents and the Senior Secured Note Documents.

3.2 The Parent or any Mortgaged Guarantor may at its option, at any time and from time to time, substitute Qualified Collateral for Mortgaged Vessels (other than Existing Mortgaged Vessels), Mortgaged Container Assets and/or Trust Monies of an equivalent or greater Appraised Value or Fair Market Value (including without limitation in connection with any refinancing transaction) or add further Mortgaged Vessels or Mortgaged Container Assets to the Collateral; provided that (i) in the case of a substitution only, at the time of such substitution no Default shall have occurred and be continuing and (ii) such substitution or addition shall comply with the provisions described under paragraph 3.1.

3.3 Notwithstanding the foregoing, unless an Event of Default shall have occurred and be continuing, the Parent may amend, modify, supplement, replace, extend, renew or waive any term of, or terminate, or take any other action with respect to any Assigned Right, Assigned Property and Assigned Contract comprising the Collateral to the extent not otherwise prohibited by the terms of this Agreement, including the provisions described under paragraph 12.

4.	Change of Flag

The Parent or a Mortgaged Guarantor may transfer or change the flag of any of its Mortgaged Vessels to the flag of a Permitted Flag Jurisdiction and in connection therewith the Facility Agent shall instruct the Security Agent to release the existing Mortgage and related Security Documents (insofar as they secure any obligations under the Finance Documents) to which any Mortgaged Vessel is subject in connection with the transfer or change of the flag of such Mortgaged Vessel to another Permitted Flag Jurisdiction if (i) the owner of the Mortgaged Vessel has executed (A) a new Mortgage (granting the Security Agent a security interest in such Mortgaged Vessel subject only to Permitted Liens) and (B) the related Security Documents with respect to such Mortgaged Vessel, dated the date such Mortgaged Vessel shall be released from the existing Mortgage and related Security Documents to which it is subject, which Mortgage and related Security Documents shall be in appropriate form for recording or registration in the appropriate governmental offices of the Permitted Flag Jurisdiction under which it is being reflagged and the appropriate governmental offices in the jurisdiction of incorporation and/or domicile of the Parent or the applicable Mortgaged Guarantor if required by applicable law in order to perfect the security interests therein created, as to which the Facility Agent and the Security Agent will be entitled to rely on an Opinion of Counsel to the Parent with respect thereto; and (ii) the Mortgaged Guarantor has made all necessary arrangements for recording the Mortgage referred to in clause (i) above in the appropriate registry office of the Permitted Flag Jurisdiction under which the Mortgaged Vessel is being reflagged as soon as reasonably practicable and to make any other filing necessary to perfect the security therein. In addition to the Opinion of Counsel referenced in (i)(B) above, prior to the Security Agent providing any such release, it shall be entitled to receive an Officer’s Certificate and an Opinion of Counsel each stating that such release is authorized or permitted by the terms of the Finance Documents and that all conditions precedent provided in the Finance Documents relating to the execution and delivery of such release have been complied with. For the avoidance of doubt, the foregoing provisions shall not permit the Security Agent to release or grant any waivers or otherwise take any action with respect to releasing the Transaction Security to the extent in favour of any Secured Party other than the Finance Parties (and any such release, waiver or action with respect to any such other Secured Party shall be governed by the Debt Documents applicable to such secured parties, the Intercreditor Agreement and any Additional Intercreditor Agreement).

Asset Sales and Events of Loss

5.	Asset Sales Not Involving Collateral

5.1 The Parent will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale involving assets or Equity Interests other than Collateral unless:

(1)	the Parent or any of its Restricted Subsidiaries receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (for the avoidance of doubt, the Fair Market Value may be determined at the time a contract is entered into for an Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received in the Asset Sale by the Parent or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any Indebtedness or other liabilities, as shown on the Parent’s most recent consolidated balance sheet or the notes thereto, of the Parent or any of its Restricted Subsidiaries (other than liabilities that are expressly subordinated to the Indebtedness under the Finance Documents) that are assumed, repaid or retired by the transferee (or a third party on behalf of the transferee) of any such assets;

(b)	any securities, notes or other obligations received by the Parent or any such Restricted Subsidiary from such transferee or any other Person on account of such Asset Sale that are, within 180 days of the Asset Sale, converted, sold or exchanged by the Parent or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion, sale or exchange;

(c)	the Fair Market Value of (i) any assets (other than securities and other than assets that are classified as current assets under GAAP) received by the Parent or any Restricted Subsidiary to be used by it in a Permitted Business (including, without limitation, Vessels, Related Assets, and Container Assets), (ii) Capital Stock in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Person by the Parent or (iii) a combination of (i) and (ii); and

(d)	any Designated Non-cash Consideration received by the Parent or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this paragraph (2) that is at that time outstanding, not to exceed the greater of (x) $25,000,000 and (y) 3.0% of Total Assets of the Parent at the time of the receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

5.2 Subject to Clause 6.3 (Disposal proceeds) and Clause 16.17 (Note Purchase Condition), within 365 days (subject to extensions as provided in the immediately succeeding paragraph) after the receipt of any Net Proceeds from an Asset Sale involving assets other than Collateral, the Parent or any of its Restricted Subsidiaries shall apply such Net Proceeds to:

(1)	repay or prepay obligations under the Credit Facilities or any other Secured Indebtedness and, if the Indebtedness repaid is Indebtedness under this Agreement, to correspondingly reduce the Total Commitments; provided, that the Total Commitments are not required to be reduced under this Agreement if Net Proceeds are applied to repay or prepay obligations under the Finance Documents in an amount not to exceed the amount outstanding at the time of repayment or prepayment under the Facility that has been used to acquire Mortgaged Vessels;

(2)	acquire all or substantially all of the assets of, or any Capital Stock of, a Person engaged in a Permitted Business; provided that in the case of acquisition of Capital Stock of any Person, such Person is or becomes a Restricted Subsidiary of the Parent;

(3)	make a capital expenditure;

(4)	acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business (including, without limitation, Vessels, Related Assets and Container Assets);

(5)	repay unsecured senior Indebtedness of the Parent or any Restricted Subsidiary; provided that if the Parent or any Guarantor shall so reduce senior Indebtedness other than Indebtedness under the Senior Secured Notes, the Parent or such Obligor shall equally and ratably reduce obligations under the Senior Secured Notes; and/or

(6)	any combination of the transactions permitted by paragraphs 5.2(1) through (5),

5.3 A (A) binding contract to apply Net Proceeds in accordance with paragraphs 5.2(2) through (4) above will toll the 365-day period in respect of such Net Proceeds or (B) determination by the Parent to potentially apply all or a portion of such Net Proceeds towards the exercise of an outstanding Vessel Purchase Option Contract will toll the 365-day period in respect of such Net Proceeds, in each case, for a period not to exceed 365 days from the expiration of the aforementioned 365-day period; provided that such binding contract and such determination, in each case, shall be treated as a permitted application of Net Proceeds from the date of such binding contract until and only until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) (i) in the case of any Vessel Construction Contract or any Exercised Vessel Purchase Option Contract (including any outstanding Vessel Purchase Option Contract exercised during the 365-day period referenced in paragraph (B) above), the date of expiration or termination of such Vessel Construction Contract or Exercised Vessel Purchase Option Contract and (ii) otherwise, the 365th day following the expiration of the aforementioned 365 day period (paragraph (i) or paragraph (ii) as applicable, the “Reinvestment Termination Date”). If such acquisition or expenditure is not consummated on or before the Reinvestment Termination Date and the Parent (or the applicable Restricted Subsidiary, as the case may be) shall not have applied such Net Proceeds pursuant to paragraphs (1) through (6) above on or before the Reinvestment Termination Date, such Net Proceeds shall constitute Excess Proceeds (as defined below).

5.4 Pending the final application of any Net Proceeds, the Parent or any of its Restricted Subsidiaries may temporarily reduce outstanding Indebtedness or otherwise invest the Net Proceeds in any manner that is not prohibited by this Agreement.

5.5 Any Net Proceeds from Asset Sales involving assets other than Collateral that are not applied or invested as provided in paragraph 5.2 above will constitute “Excess Proceeds” and, subject to Clause 16.17 (Note Purchase Condition),” when the aggregate amount of Excess Proceeds exceeds $25,000,000, the amount of such Excess Proceeds shall be applied in accordance with Section 4.13(I)(f) through (i) of the Senior Secured Note Indenture.

6.	Asset Sales Involving Collateral

6.1 The Parent will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale involving Collateral unless:

(1)	the Parent or any of its Restricted Subsidiaries receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (for the avoidance of doubt, the Fair Market Value may be determined at a time a contract is entered into for an Asset Sale) of the assets or Equity Interests sold or otherwise disposed of; and

(2)

such Asset Sale is either of (i) the Parent’s or the relevant Restricted Subsidiary’s entire interest in the applicable Mortgaged Vessel or Mortgaged Container Asset (the “Sold Mortgaged Asset”) together with the applicable Assigned Contracts, Obligatory Insurances and, in the case of Mortgaged Container Assets, applicable hires, leases, insurance and related agreements (collectively, the “Related Agreements”); provided that the Parent may elect to sell only the Mortgaged Vessel or Mortgaged Container Asset and retain all or any portion of the Related Agreements, provided, further, that if any such Related Agreements are transferred to a Subsidiary that is not a Mortgaged Guarantor, then the Parent or such Mortgaged Guarantor shall receive either (x) Qualified Collateral having a Fair Market Value that is not less than the Fair Market Value of such Related Agreements or (y) cash in an amount equal to the Fair Market Value of such Related Agreement which it shall immediately deliver to the Security Agent, for the benefit of the Secured Parties, which amounts shall constitute Trust Monies hereunder or (ii) all the Capital Stock of the Restricted Subsidiary that owns such Mortgaged Vessel or Mortgaged Container Asset and related assets;

(3)	the consideration received in the Asset Sale by the Parent or such Restricted Subsidiary consists entirely (x) in the case of an Asset Sale involving Existing Mortgaged Vessels, of cash or Cash Equivalents and (y) in the case of any other Asset Sale involving Collateral, of cash or Cash Equivalents or Qualified Vessels or Qualified Container Assets. For purposes of this provision, any securities, notes or other obligations received by the Parent or any such Restricted Subsidiary from such transferee or any other Person on account of such Asset Sale that are, within 90 days of the Asset Sale, converted, sold or exchanged by the Parent or such Restricted Subsidiary into cash or Cash Equivalents, will be deemed to be cash to the extent of the cash or Cash Equivalents received in that conversion, sale or exchange; provided that the Parent secures such assets as Collateral in favor of the Security Agent on a first priority basis for the benefit of the Secured Parties promptly upon receipt thereof (and any such securities, notes or other obligations shall be deemed to be Trust Monies); and

(4)	no Default or Event of Default shall have occurred and be continuing; and

(5)	such Asset Sale is made in compliance with the provisions described under paragraph 1 above.

6.2 In the event the Parent receives Net Proceeds of at least $2,000,000 from an Asset Sale involving an Existing Mortgaged Vessel or the Equity Interests of a Mortgaged Guarantor that owns an Existing Mortgaged Vessel, the Parent will be required, within 90 days of the receipt of such Net Proceeds, to apply such Net Proceeds to (A) make a Collateral Sale Offer in accordance with the applicable provisions of the Senior Secured Note Indenture to purchase a principal amount of Senior Secured Notes and (B) to repay or prepay any outstanding obligations under this Agreement, in each case by applying such Net Proceeds to each of the purposes described the preceding clauses (A) and (B) in proportion to the aggregate principal amount of Senior Secured Notes then outstanding and aggregate obligations under this Agreement then outstanding, respectively, as percentages of the total amount of Senior Secured Notes and borrowings under this Agreement then outstanding.

6.3 Subject to Clause 6.3 (Disposal proceeds) and Clause 16.17 (Note Purchase Condition) in respect of any Asset Sale involving Collateral other than as described in paragraph 6.2 above, within 365 days (subject to extension as provided in paragraph 6.4) after the receipt of any Net Proceeds from such Asset Sale, the Parent or the applicable Restricted Subsidiary shall apply such Net Proceeds to:

(1)	repay or prepay obligations under this Agreement in an amount not to exceed the amount outstanding at the time of repayment or prepayment under this Agreement that has been used to acquire Mortgaged Vessels or Mortgaged Container Assets to the extent such outstanding amount ranks super-senior to the Senior Secured Notes and any additional Senior Secured Notes under the Intercreditor Agreement;

(2)	provided that no Default or Event of Default shall have occurred and be continuing, acquire one or more Qualified Container Assets or Qualified Vessels (and to make any Permitted Repairs with respect thereto) and make such Qualified Vessel(s) or Qualified Container Asset(s) subject to the Security Documents in accordance with the provisions thereof described under paragraph 1 and paragraph 3 above;

(3)	make capital expenditures relating to Mortgaged Vessels or Mortgaged Container Assets;

(4)	make a Collateral Sale Offer or repay or prepay any other Indebtedness that ranks pari passu with the Senior Secured Notes; and/or

(5)	any combination of the transactions permitted by paragraphs 6.3(1) through (4).

6.4 A (A) binding contract to apply Net Proceeds in accordance with paragraph 6.2(2) above will toll the 365-day period in respect of such Net Proceeds or (B) determination by the Parent to potentially apply all or a portion of such Net Proceeds towards the exercise of an outstanding Vessel Purchase Option Contract will toll the 365-day period in respect of such Net Proceeds, in each case, for a period not to exceed 365 days from the expiration of the aforementioned 365-day period, provided that such binding contract and such determination, in each case, shall be treated as a permitted application of Net Proceeds from the date of such binding contract until and only until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) (i) in the case of any Vessel Construction Contract or any Exercised Vessel Purchase Option Contract (including any outstanding Vessel Purchase Option Contract exercised during the 365-day period referenced in paragraph (B) above), the date of expiration or termination of such Vessel Construction Contract or Exercised Vessel Purchase Option Contract and (ii) otherwise, the 365th day following the expiration of the aforementioned 365-day period (paragraph (i) or paragraph (ii) as applicable, the “Collateral Proceeds Reinvestment Termination Date”). If such acquisition or expenditure is not consummated on or before the Collateral Proceeds Reinvestment Termination Date and the Parent (or the applicable Mortgaged Guarantor, as the case may be) shall not have otherwise applied such Net Proceeds pursuant to paragraphs (1) through (5) above on or before the Collateral Proceeds Reinvestment Termination Date, such Net Proceeds shall constitute Excess Collateral Proceeds (as defined below).

6.5 Any Net Proceeds from Asset Sales involving Collateral that are not applied or invested as provided in paragraph 6.3 will constitute “Excess Collateral Proceeds,” and, subject to Clause 6.3 (Disposal Proceeds) and Clause 16.17 (Note Purchase Condition) when the aggregate amount of Excess Collateral Proceeds exceeds $25,000,000, the amount of such Excess Collateral Proceeds shall be applied to make a Collateral Sale Offer in accordance with section 4.3(II)(g) through (i) of the Senior Secured Note Indenture.

6.6 Whenever Net Proceeds from any Asset Sale involving Collateral are received by the Parent, such Net Proceeds shall be deposited with the trustee in respect of the Senior Secured Notes and secured in favor of the Security Agent as Trust Monies constituting Collateral subject to disposition as provided in this paragraph 6 or as provided under paragraph 1 and paragraph 2.

7.	Events of Loss

7.1 If an Event of Loss occurs at any time with respect to a Mortgaged Vessel or Mortgaged Container Asset (the Mortgaged Vessel or Mortgaged Container Asset suffering such Event of Loss being the “Lost Mortgaged Asset”), the Parent or the relevant Restricted Subsidiary shall, subject to Clause 6.3 (Disposal Proceeds), deposit all Event of Loss Proceeds with respect to such Event of Loss with the Security Agent as Trust Monies constituting Collateral subject to disposition as provided in this paragraph 7 or as provided under paragraph 1 and paragraph 2 above. Such amount is hereinafter called the “Loss Redemption Amount.”

7.2 In the event the Parent receives Event of Loss Proceeds of at least $2,000,000 from an Event of Loss involving an Existing Mortgaged Vessel, the Parent will be required, within 60 days of the receipt of such Event of Loss Proceeds, to apply such Event of Loss Proceeds to (A) make an Event of Loss Offer in accordance with the applicable provisions of the Senior Secured Note Indenture to purchase a principal amount of Senior Secured Notes and (B) to repay or prepay any outstanding obligations under this Agreement, in each case by applying such Event of Loss Proceeds to each of the purposes described the preceding clauses (A) and (B) in proportion to the aggregate principal amount of Senior Secured Notes then outstanding and aggregate obligations under this Agreement then outstanding, respectively, as percentages of the total amount of Senior Secured Notes and borrowings under this Agreement then outstanding.

7.3 Subject to Clause 6.3 (Disposal proceeds) and Clause 16.17 (Note Purchase Condition) in respect of any Event of Loss other than as described in paragraph 7.2 above, within 365 days (subject to extension as provided in the immediately succeeding paragraph) after the receipt of any Event of Loss Proceeds, the Parent or the applicable Restricted Subsidiary shall apply such Event of Loss Proceeds to:

(1)	repay or prepay obligations under this Agreement in an amount not to exceed the amount outstanding at the time of repayment or prepayment under this Agreement that has been used to acquire Mortgaged Vessels or Mortgaged Container Assets to the extent such outstanding amount ranks super-senior to the Senior Secured Notes and any additional Senior Secured Notes under the Intercreditor Agreement;

(2)	provided that no Default or Event of Default shall have occurred and be continuing, acquire one or more Qualified Container Assets or Qualified Vessels (and to make any Permitted Repairs with respect thereto) and make such Qualified Vessel(s) or Qualified Container Asset(s) subject to the applicable Security Documents in accordance with paragraph 1 and paragraph 3 above;

(3)	make capital expenditures relating to Mortgaged Vessels or Mortgaged Container Assets;

(4)	make an Event of Loss Offer in accordance with the applicable provisions of the Senior Secured Note Indenture or repay or prepay any other Indebtedness that ranks pari passu with the Senior Secured Notes; and/or

(5)	any combination of the transactions permitted by paragraphs 7.3(1) through (4).

7.4 A (A) binding contract to apply Event of Loss Proceeds in accordance with paragraph 7.3(2) above will toll the 365-day period in respect of such Event of Loss Proceeds or (B) determination by the Parent to potentially apply all or a portion of such Event of Loss Proceeds towards the exercise of an outstanding Vessel Purchase Option Contract will toll the 365-day period in respect of such Event of Loss Proceeds, in each case, for a period not to exceed 365 days from the expiration of the aforementioned 365-day period, provided that such binding contract and such determination, in each case, shall be treated as a permitted application of Event of Loss Proceeds from the date of such binding contract until and only until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) (i) in the case of any Vessel Construction Contract or any Exercised Vessel Purchase Option Contract (including any outstanding Vessel Purchase Option Contract exercised during the 365-day period referenced in paragraph (B) above), the date of expiration or termination of such Vessel Construction Contract or Exercised Vessel Purchase Option Contract and (ii) otherwise, the 365th day following the expiration of the aforementioned 365-day period (paragraph (i) or paragraph (ii) as applicable, the “Loss Proceeds Reinvestment Termination Date”). If such acquisition or expenditure is not consummated on or before the Loss Proceeds Reinvestment Termination Date and the Parent (or the applicable Mortgaged Guarantor, as the case may be) shall not have applied such Event of Loss Proceeds pursuant to paragraph (1) above on or before the Loss Proceeds Reinvestment Termination Date, such Event of Loss Proceeds shall constitute Excess Loss Proceeds.

7.5 Any Event of Loss Proceeds that are not applied or invested as provided in paragraph 7.3 above will constitute “Excess Loss Proceeds” and, subject to Clause 16.17 (Note Purchase Condition), the aggregate amount of Excess Loss Proceeds exceeds $25,000,0000, the amount of such Excess Collateral Proceeds shall be applied in accordance with section 4.21(e) through (h) of the Senior Secured Note Indenture.

8.	Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

8.1 The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Parent will not issue any shares of Disqualified Stock, and the Parent will not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or preferred stock; provided, however, that the Parent may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Obligor may incur Indebtedness (including Acquired Debt), issue shares of Disqualified Stock or issue shares of preferred stock, if the Fixed Charge Coverage Ratio for the Parent’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.25 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period:

8.2 Paragraph 8.1 will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)

the incurrence by the Parent or any other Obligor of Indebtedness and letters of credit under one or more Credit Facilities (including this Agreement) in an aggregate amount at any time outstanding under this paragraph (1) not to exceed $40,000,000, provided however that any amounts outstanding under any Credit Facility that have been used to acquire Mortgaged Vessels or Mortgaged Container Assets can only be repaid or prepaid prior to its stated maturity with (i) the proceeds from Indebtedness that is secured by Permitted Liens incurred pursuant to parts (4) and (11)(b) of the definition of Permitted Liens, (ii) the net cash proceeds received by the Parent after the date of this Agreement as a contribution to its equity capital or from the issue or sale (other than to a Restricted Subsidiary of the Parent) of Qualified Equity Interests; (iii) the Net Proceeds of an Asset Sale involving Collateral or Event of Loss Proceeds, in each case, in accordance with the provisions described under paragraphs 5, 6 and 7; or (iv) cash or Cash Equivalents, provided that the amounts available under parts (15) and (18) of the definition of “Permitted Investments” shall be reduced by any amount of cash or Cash Equivalents under this clause (iv) so used to repay or prepay any Credit Facility;

(2)	the incurrence by the Parent and its Restricted Subsidiaries of the Existing Indebtedness and the issuance by the Parent of the Existing Mandatorily Redeemable Preference Shares;

(3)	the incurrence of Indebtedness under the Senior Secured Note Documents;

(4)	the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price, charter expense, lease expense, rental payments or cost of design, construction, installation or improvement of Vessels or Container Assets used in the business of the Parent or any of its Restricted Subsidiaries (including any reasonable related fees or expenses incurred in connection therewith), whether through the charter of, leasing of, or the direct purchase of, or of the Capital Stock of any Person owning, such Vessels or Container Assets (including any Indebtedness deemed to be incurred in connection with such purchase) (it being understood that any such Indebtedness may be incurred after the acquisition, purchase, charter or leasing or the construction, installation or the making of any improvement with respect to any such Vessel or Container Asset); provided that (x) the principal amount of Indebtedness incurred pursuant to this paragraph 8.2(4), including all Indebtedness incurred pursuant to this paragraph 8.2(4) to renew, refund, replace, refinance, defease or discharge any Indebtedness incurred pursuant to this paragraph 8.2(4), does not, at the time of incurrence, exceed (i) in the case of a completed Vessel, 65% of its Fair Market Value plus any other Ready for Sea Cost of such Vessel, (ii) in the case of an uncompleted Vessel, 65% of the contract price for the acquisition of such Vessel, as determined on the date on which the agreement for construction of such Vessel was entered into by the Parent or any Restricted Subsidiary, plus any other Ready for Sea Cost of such Vessel, (iii) in the case of a completed Container Asset, 100% of its Fair Market Value and (iv) in the case of an uncompleted Container Asset, 100% of the contract price for the acquisition of such Container Asset, as determined on the date on which the agreement for construction of such Container Asset was entered into by the Parent or any Restricted Subsidiary and (y) any contribution of cash, Cash Equivalents or assets of the Parent or any Restricted Subsidiary in connection with such financing qualifies as a Designated Asset Finance Contribution;

(5)	Indebtedness of the Parent or any of its Restricted Subsidiaries incurred to finance the replacement (through construction, acquisition, lease or otherwise) of one or more Vessels and any assets that shall become Related Assets, upon a total loss, destruction, condemnation, confiscation, requisition, seizure, forfeiture or other taking of title to or use of such Vessel (collectively, a “Total Loss”) in an aggregate amount no greater than the Ready For Sea Cost (as determined in good faith by the Parent) for such replacement Vessel, in each case, less all compensation, damages and other payments (including insurance proceeds other than in respect of business interruption insurance) actually received by the Parent or any of its Restricted Subsidiaries from any Person in connection with the Total Loss in excess of amounts actually used to repay Indebtedness secured by the Vessel subject to the Total Loss;

(6)	Indebtedness of the Parent or any Restricted Subsidiary incurred in relation to: (i) maintenance, repairs, refurbishments and replacements required to maintain the classification of any of the Vessels owned, leased, time chartered or bareboat chartered to or by the Parent or any Restricted Subsidiary; (ii) drydocking of any of the Vessels owned or leased by the Parent or any Restricted Subsidiary for maintenance, repair, refurbishment or replacement purposes in the ordinary course of a Permitted Business; (iii) any expenditures which will or may reasonably be expected to be recoverable from insurance on such Vessels; and (iv) the release from arrest, detention, attachment or levy of any of its assets (including Collateral) by any court or competent authority (including any governmental or regulatory agency);

(7)	the incurrence by the Parent or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in respect of Indebtedness (other than intercompany Indebtedness) that was permitted to be incurred under paragraph 8.1 or paragraphs 8.2(2), (3), (5), (6), (7) or (14);

(8)	subject to Clause 16.9(b) (No other business assets or Financial Indebtedness), the incurrence of Indebtedness by the Parent owed to a Restricted Subsidiary and Indebtedness by any Restricted Subsidiary owed to the Parent or any other Restricted Subsidiary; provided, however, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Parent or a Restricted Subsidiary, the Parent or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this paragraph 8.2(8);[10]

(9)	the issuance by any of the Parent’s Restricted Subsidiaries to the Parent or to any of its Restricted Subsidiaries of shares of Disqualified Stock or preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or preferred stock being held by a Person other than the Parent or a Restricted Subsidiary of the Parent; and

(b)	any sale or other transfer of any such Disqualified Stock or preferred stock to a Person that is neither the Parent nor a Restricted Subsidiary of the Parent;

will be deemed, in each case, to constitute an issuance of such Disqualified Stock or preferred stock by such Restricted Subsidiary that is not permitted by this paragraph 8.2(9);

(10)	the incurrence by the Parent or any of its Restricted Subsidiaries of Permitted Hedging Obligations;

(11)	the guarantee by the Parent or any other Obligor of Indebtedness of the Parent or a Restricted Subsidiary of the Parent that was permitted to be incurred by another provision of this paragraph 8.2; provided that if the Indebtedness being guaranteed is contractually subordinated to any Indebtedness under the Finance Documents, then the guarantee shall be contractually subordinated to the same extent as the Indebtedness guaranteed;

(12)	the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, unemployment insurance, health, disability and other employee benefits or property, casualty or liability insurance, self-insurance obligations, bankers’ acceptances, or performance, completion, bid, appeal and surety bonds in the ordinary course of a Permitted Business;

(13)	the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within 30 business days;

(14)	Indebtedness, Disqualified Stock or preferred stock of (x) the Parent or a Restricted Subsidiary incurred or issued to finance an acquisition or (y) a Person acquired by the Parent or a Restricted Subsidiary or merged, consolidated, amalgamated or liquidated with or into a Restricted Subsidiary or the Parent; provided, however, that after giving effect to such incurrence or issuance (and the related acquisition, merger, consolidation, amalgamation or liquidation), either (A) the Fixed Charge Coverage Ratio for the Parent’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.25 to 1.0 or (B) the Fixed Charge Coverage Ratio for the Parent’s most recently four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would not be less than immediately prior to such transactions;

[10]	Citi to confirm any requirement to subordinate any intercompany debt owned by Parent or GSLS to a non-Obligor (see Clause 16.9(b) of RCF).

(15)	the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness consisting of guarantees, earn-outs, indemnities, contribution, obligations in respect of purchase price adjustments or, in each case, similar obligations, in connection with the disposition or acquisition of assets, including, without limitation, shares of Capital Stock;

(16)	Non-Recourse Debt incurred by a Securitization Subsidiary in a Qualified Securitization Transaction;

(17)	the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit so long each such obligation is satisfied within 30 days of the incurrence thereof;

(18)	the incurrence by the Parent or any Restricted Subsidiary of Indebtedness through the provision of bonds, guarantees, letters of credit or similar instruments required by the United States Federal Maritime Commission or other governmental or regulatory agencies, including, without limitation, customs authorities; in each case, for Vessels owned, leased, time chartered or bareboat chartered to or by the Parent or any Restricted Subsidiary;

(19)	the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness in the form of customer deposits and advance payments received in the ordinary course of a Permitted Business from customers for services purchased in the ordinary course of a Permitted Business;

(20)	Indebtedness of the Parent or any of its Restricted Subsidiaries arising from customary cash management services or in connection with any automated clearinghouse transfer of funds in the ordinary course of a Permitted Business; and

(21)	the incurrence by the Parent or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or preferred stock in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred pursuant to this paragraph 8.2(21), not to exceed $15,000,000.

8.3 For purposes of determining compliance with this paragraph 8, in the event that an item of proposed Indebtedness, Disqualified Stock or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in paragraphs 8.2(1) through (22) above, or is entitled to be incurred pursuant to paragraph 8.1, the Parent, in its sole discretion, may divide and/or classify such item of Indebtedness, Disqualified Stock and preferred stock (or any portion thereof) on the date of its incurrence, or later redivide and/or reclassify, all or a portion of such item of Indebtedness, Disqualified Stock and preferred stock, in any manner that complies with this paragraph 8. Indebtedness under all Credit Facilities outstanding or committed to on the date of this Agreement will be deemed to have been incurred on such date in reliance on the exception provided by paragraph 8.2(1) above (whether or not outstanding on the date of this Agreement) and thereafter may not be reclassified in any manner under this paragraph 8.

8.4 The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock, as the case may be, will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this paragraph 8; provided, in each such case, that the amount thereof is included in Fixed Charges of the Parent as accrued.

8.5 The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of such Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness;

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A)	the Fair Market Value of such assets at the date of determination; and

(B)	the amount of the Indebtedness of the other Person that is secured by such assets; and

(4)	in respect of the Indebtedness incurred by a Securitization Subsidiary, the amount of obligations outstanding under the legal documents entered into as part of a Qualified Securitization Transaction on any date of determination characterized as principal or that would be characterized as principal if such securitization were structured as a secured lending transaction rather than as a purchase.

8.6 For purposes of determining compliance with this paragraph 8, (i) Acquired Debt shall be deemed to have been incurred by the Parent or its Restricted Subsidiaries, as the case may be, at the time an acquired Person becomes such a Restricted Subsidiary of the Parent (or is merged into the Parent or such a Restricted Subsidiary) or at the time of the acquisition of assets, as the case may be, (ii) the maximum amount of Indebtedness, Disqualified Stock or preferred stock that the Parent and its Restricted Subsidiaries may incur pursuant to this paragraph 8 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, Disqualified Stock or preferred stock due solely to the result of fluctuations in the exchange rates of currencies and (iii) the outstanding principal amount of any particular Indebtedness shall be counted only once and any other obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness permitted to be incurred under this paragraph 8 shall not be double counted. In addition, in connection with the incurrence of any Indebtedness pursuant to paragraph 8.1, the Parent may elect, pursuant to an Officer’s Certificate delivered to the Facility Agent, to treat all or any portion of the commitment under any Indebtedness which is to be incurred, as being incurred as of the Calculation Date and any subsequent incurrence of Indebtedness under such commitment that was so treated shall not be deemed, for purposes of this calculation, to be an incurrence of additional Indebtedness.

8.7 For purposes of determining compliance with any U.S. Dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a different currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred; provided, however, that (i) if such Indebtedness denominated in non-dollar currency is subject to a Currency Exchange Protection Agreement with respect to U.S. dollars, the amount of such Indebtedness expressed in U.S. dollars will be calculated so as to take account of the effects of such Currency Exchange Protection Agreement; and (ii) the dollar-equivalent of the principal amount of any such Indebtedness outstanding on the date of this Agreement shall be calculated based on the relevant currency exchange rate in effect on the date of this Agreement. The principal amount of any refinancing Indebtedness incurred in the same currency as the Indebtedness being refinanced will be the dollar-equivalent of the Indebtedness refinanced determined on the date such Indebtedness was originally incurred, except that to the extent that:

(1)	such dollar-equivalent was determined based on a Currency Exchange Protection Agreement, in which case the Permitted Refinancing Indebtedness will be determined in accordance with the preceding sentence; and

(2)	the principal amount of the refinancing Indebtedness exceeds the principal amount of the Indebtedness being refinanced, in which case the dollar-equivalent of such excess will be determined on the date such refinancing Indebtedness is being incurred.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

8.8 Neither the Parent nor any other Obligor will incur any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of the Parent or such Obligor unless such Indebtedness is also contractually subordinated in right of payment to the Indebtedness under the Finance Documents on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Parent or any other Obligor solely by virtue of being unsecured or by virtue of being secured with different collateral or by virtue of being secured on a junior priority basis or by virtue of the application of waterfall or other payment ordering provisions affecting different tranches of Indebtedness.

9.	Restricted Payments

9.1	The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i)	pay any dividend or make any other payment or distribution on account of the Parent’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving the Parent or any of its Restricted Subsidiaries) or to the holders of the Parent’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than (A) dividends or distributions payable in Qualified Equity Interests or (B) dividends or other payments or distributions payable to the Parent or a Restricted Subsidiary of the Parent);

(ii)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation) any Equity Interests of the Parent or any direct or indirect parent of the Parent;

(iii)	make any voluntary or optional principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Subordinated Indebtedness of the Parent or any other Obligor (excluding any Existing Indebtedness or any Indebtedness owed to and held by the Parent or any of its Restricted Subsidiaries); or

(iv)	make any Restricted Investment

(all such payments and other actions set forth in paragraphs (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence of such Restricted Payment;

(2)	the Parent would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in paragraph 8.1; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Parent and its Restricted Subsidiaries since the date of this Agreement (including Restricted Payments deemed to have been made pursuant to the definition of “Designated Additional Notes Contribution” or “Designated Asset Finance Contribution” but excluding Restricted Payments permitted by paragraphs 9.2(2), (3), (4), (5), (6), (7), (8), (9), (10) and (12)), is not greater than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of the Parent for the period (taken as one accounting period) from January 1, 2014 to the end of the Parent’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)	(i) 100% of the aggregate net cash proceeds and (ii) 100% of the Fair Market Value of the property and assets other than cash, in each case, received by the Parent after the date of this Agreement as a contribution to its equity capital or from the issue or sale (other than to a Restricted Subsidiary of the Parent) of Qualified Equity Interests, including upon the exercise of options or warrants, or from the issue or sale (other than to a Restricted Subsidiary of the Parent) of Disqualified Stock or Indebtedness of the Parent that have been converted into or exchanged for Qualified Equity Interests, together with the aggregate cash and Cash Equivalents received by the Parent or any of its Restricted Subsidiaries at the time of such conversion or exchange; plus

(c)	to the extent that any Restricted Investment that was made after the date of this Agreement is sold or otherwise liquidated or repaid for cash or Cash Equivalents, the return of capital in cash or Cash Equivalents with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d)	to the extent that any Unrestricted Subsidiary of the Parent is redesignated as a Restricted Subsidiary after the date of this Agreement or is merged into the Parent or a Restricted Subsidiary or transfers all or substantially all its assets to the Parent or a Restricted Subsidiary or an entity in which the Parent or a Restricted Subsidiary has made a Restricted Investment becomes a Restricted Subsidiary, the Fair Market Value of the Investment of the Parent and its Restricted Subsidiaries in such Subsidiary (or the assets so transferred, if applicable) as of the date of such redesignation (other than to the extent of such Investment in such Unrestricted Subsidiary that was made as a Permitted Investment), merger, transfer or other action, as the case may be; plus

(e)	any amount previously treated as a Restricted Payment on account of any guarantee entered into by the Parent or a Restricted Subsidiary upon the unconditional release of such guarantee; minus

(f)	any amount of interest paid to service Indebtedness incurred pursuant to paragraph 8.1 and part (21) of the definition of Permitted Debt.

9.2	The preceding provisions will not prohibit:

(1)	the payment of any dividend or other distribution within 60 days after the date of declaration of the dividend or other distribution, if at the date of declaration of such payment would have complied with the provisions of this Agreement;

(2)	the making of any Restricted Payment in exchange for, or out of the net proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary of the Parent), including upon exercise of an option or warrant, of, Qualified Equity Interests or from the substantially concurrent contribution of equity capital with respect to Qualified Equity Interests to the Parent received by the Parent; provided that the amount of any such net proceeds that are utilized for any such Restricted Payment will be excluded from paragraph 9.1(3)(b);

(3)	the payment, defeasance, redemption, repurchase or other acquisition or retirement for value of Subordinated Indebtedness of the Parent or any of its Restricted Subsidiaries with the net proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness or in exchange for Qualified Equity Interests;

(4)	the payment of any dividend or other distribution (or, in the case of any partnership, limited liability company or similar entity, any similar distribution) by a Restricted Subsidiary of the Parent to the holders of its Equity Interests on a pro rata basis taking into account the relative preferences, if any, of the various classes of Equity Interests in such Restricted Subsidiary;

(5)	the repurchase, redemption or other acquisition or retirement for value of any Qualified Equity Interests of the Parent or any of its Restricted Subsidiaries held by any current or former officer, director, consultant or employee of the Parent or any of its Restricted Subsidiaries (or Heirs or other permitted transferees thereof); provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1,000,000 (determined as of the beginning of such calendar year) in any calendar year; provided, further, that such amount may be increased by an amount not to exceed:

(A)	the cash proceeds from the sale of Qualified Equity Interests of the Parent to directors, officers, employees or consultants of the Parent or any of its Restricted Subsidiaries that occurs after the date of this Agreement (provided that the amount of such cash proceeds utilized for any such repurchase, redemption, acquisition or other retirement will not increase the amount available for Restricted Payments under paragraph 9.1(3); plus

(B)	the cash proceeds of key-man life insurance policies received by the Parent or any Restricted Subsidiary after the date of this Agreement;

provided that to the extent that any portion of the unused amounts permitted to be paid pursuant to this paragraph is not utilized in any year, such unused portion may be carried forward and be utilized in one or more subsequent years;

(6)	cancellation of Indebtedness owing to the Parent from officers or directors of the Parent in connection with a repurchase of Qualified Equity Interests of the Parent pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement approved by the Board of Directors to the extent such Indebtedness was issued to such officers or directors as consideration for the purchase of the Qualified Equity Interests so repurchased;

(7)	so long as no Default or Event of Default has occurred and is continuing or would result thereby, any dividend or distribution consisting of Equity Interests of an Unrestricted Subsidiary or the proceeds of the sale of Equity Interests of an Unrestricted Subsidiary;

(8)	the repurchase of Equity Interests deemed to occur upon the exercise of options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price of those options, warrants or other convertible securities and cash payments in lieu of the issuance of fractional shares in connection with the exercise of options, warrants or other convertible securities;

(9)	so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends to holders of any class or series of Disqualified Stock of the Parent or preferred stock of a Restricted Subsidiary (excluding the Existing Mandatorily Redeemable Preference Shares), in each case, issued after the date of this Agreement in accordance with paragraph 8;

(10)	(A) the declaration and payment of quarterly cash dividends to holders of the Existing Mandatorily Redeemable Preference Shares in accordance with the terms of such instruments and dividends or distributions or interest on Permitted Refinancing Indebtedness or Qualified Equity Interests issued in exchange for, or to refinance, replace, or refund, Existing Mandatorily Redeemable Preference Shares; provided that the amount of cash dividends (or interest) paid in respect of such Permitted Refinancing Indebtedness or Qualified Equity Interests pursuant to this paragraph 9.2(10)(A) shall not exceed an amount per annum equal to 6.0% of the applicable principal amount or liquidation preference (the “Applicable Cap”) of such Existing Mandatorily Redeemable Preference Shares, Permitted Refinancing Indebtedness or Qualified Equity Interests; provided further that any cash dividends (or interest) paid in respect of such Permitted Refinancing Indebtedness or Qualified Equity Interests pursuant to the this paragraph 9.2(10)(A) that would exceed the Applicable Cap will be included in subsequent calculations under paragraph 9.1(3); and (B) the payment, redemption, repurchase or other acquisition or retirement for value or reduction of the outstanding liquidation preference of any Existing Mandatorily Redeemable Preference Shares of the Parent or any of its Restricted Subsidiaries with the net proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness or in exchange for Qualified Equity Interests; provided that such payments pursuant to this paragraph 9.2(10)(B) shall not exceed $50,000,000 in the aggregate; and;

(11)	payments made to purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness of the Parent or any of its Restricted Subsidiaries with the Excess Proceeds of one or more Asset Sales not involving Collateral, at a purchase price not greater than 100% of the principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Parent and its Restricted Subsidiaries have satisfied their obligations with respect to such Excess Proceeds set forth under paragraph 5 to the extent that such Subordinated Indebtedness is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Asset Sale;

(12)	payments pursuant to paragraphs 12.2(6) or (7); and

(13)	Restricted Payments (other than Restricted Investments) in an aggregate amount, when taken together with all Restricted Payments made pursuant to this paragraph 9.2(13) not to exceed $7,500,000.

9.3 The amount of all Restricted Payments (other than cash and Cash Equivalents) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Parent or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

9.4 For purposes of determining compliance with this paragraph 9, in the event that a Restricted Payment permitted pursuant to this paragraph 9 or a Permitted Investment meets the criteria of more than one of the categories of Restricted Payment described in paragraphs 9.2(1) through (13) above or one or more paragraphs of the definition of “Permitted Investments,” the Parent shall be permitted to classify such Restricted Payment or Permitted Investment (or any portion thereof) on the date it is made, or later reclassify, all or a portion of such Restricted Payment or Permitted Investment, in any manner that complies with this paragraph 9, and such Restricted Payment or Permitted Investment shall be treated as having been made pursuant to only one of such paragraphs of this paragraph 9 or of the definition of “Permitted Investment.”

10.	Liens

10.1 The Parent will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur or assume any Lien that secures obligations under any Indebtedness or any related guarantee, on any asset of the Parent or any Restricted Subsidiary, whether owned on the date of this Agreement or thereafter acquired, except Permitted Liens, unless contemporaneously therewith:

(1)	in the case of any Lien securing an obligation that ranks pari passu with the Indebtedness under the Finance Documents, effective provision is made to secure the Indebtedness under the Finance Documents, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2)	in the case of any Lien securing an obligation that is subordinated in right of payment to the Indebtedness under the Finance Documents, effective provision is made to secure the Indebtedness under the Finance Documents, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien (such Lien, the “Primary Lien”).

10.2 Notwithstanding the foregoing, the Parent will not and will not permit any Mortgaged Guarantor to create, incur or assume any Lien (other than in favor of the Security Agent for the benefit of the Finance Parties and the other creditors specified in the Intercreditor Agreement) upon (i) any of the Collateral other than Permitted Liens and those Liens permitted by the Security Documents; (ii) any Assigned Contracts entered into after the date of this Agreement in respect of any Mortgaged Vessel (or any right, title, benefit or interest thereunder) and (iii) any intercompany Indebtedness owed by the Parent or any Obligor to the Parent or any Restricted Subsidiary.

10.3 Any Lien created for the benefit of the Finance Parties pursuant to the first paragraph above shall automatically and unconditionally be released and discharged upon the release and discharge of the Primary Lien, without any further action on the part of any Person.

11.	Dividend and Other Payment Restrictions Affecting Subsidiaries

11.1 The Parent will not, and will not permit any of its Restricted Subsidiaries that is not a Guarantor to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any of its Restricted Subsidiaries that is not a Guarantor to:

(1)	pay dividends or make any other distributions on its Capital Stock to the Parent or any of its Restricted Subsidiaries, or pay any Indebtedness owed to the Parent or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Parent or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to the Parent or any of its Restricted Subsidiaries.

11.2 However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements, including, without limitation, those governing Existing Indebtedness (including under the Finance Documents), as in effect on the date of this Agreement and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of this Agreement;

(2)	the Senior Secured Note Indenture, the Senior Secured Notes, the Senior Secured Note Guarantees and any Additional Intercreditor Agreement;

(3)	applicable law, rule, regulation or order or governmental license, permit or concession;

(4)	any instrument governing Indebtedness or Equity Interests of a Person acquired by the Parent or any of its Restricted Subsidiaries as in effect at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Agreement to be incurred;

(5)	customary provisions restricting assignments, subletting or other similar transfers in contracts, licenses and other agreements (including, without limitation, leases and agreements relating to intellectual property) entered into in the ordinary course of a Permitted Business;

(6)	purchase money obligations and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in paragraph 11.1(3);

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary or an asset that restricts distributions by that Restricted Subsidiary or transfers of such asset pending the sale or other disposition;

(8)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens and agreements related thereto that were permitted to be incurred under the provisions of paragraph 10 that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)	provisions limiting the disposition or distribution of assets or property (including Capital Stock of any Person in which the Parent has an Investment) in joint venture agreements, stockholder agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable in all material respects only to the assets or property that are the subject of such agreements;

(11)	restrictions on cash or other deposits or net worth imposed under contracts entered into in the ordinary course of a Permitted Business;

(12)	customary provisions restricting the disposition of real property interests set forth in any easements or other similar agreements or arrangements of the Parent or any Restricted Subsidiary;

(13)	provisions restricting the transfer of any Capital Stock of an Unrestricted Subsidiary;

(14)

provisions contained in agreements governing Indebtedness of the Parent or Restricted Subsidiary incurred subsequent to the date of this Agreement pursuant to the provisions of paragraph 8 (i) in respect of the subordination provisions, if any, of such Indebtedness, (ii) if the encumbrances and restrictions contained in any such Indebtedness taken as a whole are not materially less favorable to the Finance Parties than the encumbrances and restrictions contained in this Agreement or that may be contained in the Intercreditor Agreement or in any Credit Facility in accordance with this paragraph 11 or (iii) if such encumbrance or restriction is customary in comparable financings (as determined in good faith by the Parent) and the Parent determines in good faith that such encumbrance or restriction will not materially adversely affect the ability of the Parent and its Restricted Subsidiaries, taken as a whole, to make principal or interest payments under the Finance Documents; and

(15)	Non-Recourse Debt or other encumbrances, restrictions or contractual requirements of a Securitization Subsidiary in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to such Securitization Subsidiary or the Securitization Assets that are subject to the Qualified Securitization Transaction.

12.	Transactions with Affiliates

12.1 The Parent will not, and will not permit any of its Restricted Subsidiaries to, enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Parent (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $2,000,000, unless:

(1)	the Affiliate Transaction is on terms that are not materially less favorable to the Parent or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Parent or such Restricted Subsidiary with an unrelated Person, with such determination to be made at the time such Affiliate Transaction is entered into or agreed to; and

(2)	(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10,000,000, a resolution of the Board of Directors of the Parent set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with this paragraph 12 and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50,000,000 or as to which there are no disinterested members of the Board of Directors, an opinion as to the fairness to the Parent or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view is obtained from an independent accounting, appraisal or investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined by the Parent in good faith).

12.2 The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of paragraph 12.1:

(1)	director, officer, employee and consultant compensation, benefit, reimbursement and indemnification agreements, plans and arrangements (and payment awards in connection therewith) entered into by the Parent or any of its Restricted Subsidiaries in the ordinary course of a Permitted Business;

(2)	transactions between or among the Parent and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of the Parent) that is an Affiliate of the Parent solely because either (x) the Parent owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person or (y) a director of such Person is also a director of the Parent; provided such director abstains from voting as a director of the Parent on any matter involving such other person;

(4)

(w) any issuance of Qualified Equity Interests of the Parent to an Affiliate and the granting or performance of registration rights in respect of any Qualified Equity Interests of the Parent, which rights have been approved by the Board of Directors of the Parent; (x) any contribution to the Qualified Equity Interest capital of the Parent by an Affiliate; (y) any cash dividend or redemption payment required by the terms of the Existing Mandatorily Redeemable

Preference Shares as in effect on the date of this Agreement or (z) any incurrence or issuance by the Parent or any Restricted Subsidiary of Indebtedness or Disqualified Stock owed to or held by an Affiliate on the same basis as Indebtedness or Disqualified Stock owed to or held by non-Affiliates as part of any underwritten securities offering or syndicated loan financing, and any payments in respect of such Indebtedness;

(5)	Restricted Payments that do not violate the provisions of paragraph 9 and Investments consisting of Permitted Investments (other than Permitted Investments made under paragraphs (3) or (15) of the definition thereof);

(6)	the performance of obligations of the Parent or any Restricted Subsidiary under the terms of any agreement that is in effect as of or on the date of this Agreement (other than the Existing Charters, the Existing Management Agreements or the Global Expense Agreement) and any amendment, modification, supplement, extension or renewal, from time to time, thereto or any transaction contemplated thereby (including pursuant to any amendment, modification, supplement, extension or renewal, from time to time, thereto) in any replacement agreement thereto, so long as any such amendment, modification, supplement, extension or renewal, or replacement agreement, is not materially more disadvantageous to the Finance Parties taken as a whole than the original agreement as in effect on the date of this Agreement;

(7)	the performance of obligations of the Parent or any Restricted Subsidiary under the terms of the Existing Charters, the Existing Management Agreements and the Global Expense Agreement as in effect on the date of this Agreement or any amendment, modification, supplement, replacement, extension or renewal, from time to time, thereto or any transaction contemplated thereby (including pursuant to any amendment, modification, supplement, replacement, extension or renewal, from time to time, thereto); provided, that

(A)	any such amendment or modification that has the effect of modifying the rate of charter hire during the current term of the Existing Charters as in effect on the date of this Agreement is (x) not materially more disadvantageous to the Finance Parties taken as a whole than the original agreement as in effect on the date of this Agreement, and (y) is on terms not materially less favorable to the Parent or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Parent or such Restricted Subsidiary with an unrelated person; and

(B)	any other amendment, modification, supplement, replacement, extension or renewal (including, for the avoidance of doubt, any extension or renewal of an Existing Charter effective upon the expiration of its current term as in effect on the date of this Agreement) is either (x) not materially more disadvantageous to the Finance Parties taken as a whole than the original agreement as in effect on the date of this Agreement, or (y) is on terms not materially less favorable to the Parent or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Parent or such Restricted Subsidiary with an unrelated person.

in each case, as reasonably determined by a resolution of the Board of Directors of the Parent and approved by a majority of the disinterested members thereof;

(8)	transactions effected as part of a Qualified Securitization Transaction;

(9)	transactions in which the Parent delivers to the Facility Agent an opinion as to the fairness to the Parent or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view or that such Affiliate Transaction meets the requirements of paragraph (1) of the preceding paragraph, in each case, issued by an independent accounting, appraisal or investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined in good faith by the Parent);

(10)	payments, loans or advances to employees or consultants or guarantees in respect thereof (or cancellation of loans, advances or guarantees) for bona fide business purposes;

(11)	other than with CMA CGM, transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, in each case in the ordinary course of a Permitted Business and otherwise in compliance with the terms of this Agreement; provided such transactions are on terms that are not materially less favorable to the Parent or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Parent or such Restricted Subsidiary with an unrelated Person, as reasonably determined by the Parent;

(12)	any sale or disposition of a Vessel for an aggregate purchase price equal to or exceeding its Appraised Value; and

(13)	transactions involving the purchase, redemption, exchange, acquisition or retirement of any Existing Mandatorily Redeemable Preference Shares and that (to the extent applicable, when considered together with any related transactions occurring in connection with such transactions) are in the best interests of the Parent and the Restricted Subsidiaries as reasonably determined by a resolution of the Board of Directors of the Parent and approved by a majority of the disinterested members thereof.

Regardless of the amount of aggregate payments or consideration to be made thereunder, and without limiting paragraph 12.2(7) above, the Parent will not, and will not permit any of its Restricted Subsidiaries to, enter into any amendment, modification, supplement, replacement, extension or renewal, from time to time, of any Existing Charter or any transaction contemplated thereby (including pursuant to any amendment, modification, supplement, replacement, extension or renewal, from time to time, thereto) except in compliance with paragraph 12.2(7) above.

13.	Merger, Consolidation or Sale of Assets

(a)	The Parent may not, directly or indirectly: (1) consolidate, amalgamate or merge with or into another Person (whether or not the Parent is the surviving Person); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Parent and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless (subject, in the case of (1) of this part (a), to Clause 14.24(e) (Insolvency):

(1)	either: (a) the Parent is the surviving Person; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Parent) or to which such sale, assignment, transfer, conveyance or other disposition has been made (x) is a corporation, limited liability company, trust or limited partnership organized or existing under the laws of an Eligible Jurisdiction, and (y) expressly assumes all the obligations of the Parent under the Finance Documents;

(2)	immediately after giving effect to such transaction, no Default or Event of Default exists;

(3)	either (a) the Parent or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Parent), or to which such sale, assignment, transfer, conveyance or other disposition has been made, will, on the date of such transaction, after giving pro forma effect thereto and to any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in paragraph 8.1 or (b) the Fixed Charge Coverage Ratio for the Parent or such surviving Person determined in accordance with paragraph 8.1 shall be greater than the Fixed Charge Coverage Ratio test for the Parent and its Restricted Subsidiaries immediately prior to such transaction; and

(4)	for as long as the Senior Secured Notes are listed on the Official List of the Irish Stock Exchange and admitted to trading on the Global Exchange Market and to the extent that the rules and regulations of the Irish Stock Exchange so require, notify such exchange or any such merger, consolidation, amalgamation or other combination or sale.

In addition, the Parent may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person; provided that the foregoing shall not prohibit the chartering out of Vessels in the ordinary course of a Permitted Business.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Parent, will be deemed to be the transfer of all or substantially all of the properties and assets of the Parent.

(b)	Subject to Clause 14.24(e) (Insolvency) the Parent will not permit any other Obligor to, directly or indirectly, consolidate, amalgamate or merge with or into another Person (whether or not the Parent or such Obligor is the surviving Person) unless:

(1)	subject to the guarantee release provisions described under paragraph 15 below, such Obligor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Parent or an Obligor) and expressly assumes all the obligations of such Obligor under the Finance Documents; and

(2)	immediately after such transaction, no Default or Event of Default exists.

(c)	Subject to Clause 14.24(e) (Insolvency), this paragraph 13 will not apply to any such consolidation, amalgamation or merger of, or any such sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of an Obligor other than the Parent or a Wholly Owned Restricted Subsidiary of such Person with or to an Affiliate (not being the Parent) solely for the purpose, and with the effect, of reorganizing such an Obligor or a Wholly Owned Restricted Subsidiary, as the case may be, in an Eligible Jurisdiction. In addition, nothing in this paragraph 13 will prohibit any Restricted Subsidiary from consolidating or amalgamating with, merging with or into or conveying, transferring or leasing, in one transaction or a series of transactions, all or substantially all of its assets to another Restricted Subsidiary or reconstituting itself in another jurisdiction for the purpose of reflagging a vessel.

(d)	Upon any consolidation, amalgamation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Parent or another Obligor in accordance with this paragraph 13, the successor Person formed by such consolidation or into or with which the Parent or such other Obligor, as applicable, is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall, subject to Clause 26 (Changes to the Obligors) of this Agreement, succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, lease, conveyance or other disposition, the provisions of this Agreement referring to the Parent or such other Obligor, as applicable, shall refer instead to the successor Person, as applicable, and not to the Parent or such other Obligor, as applicable, and such predecessor Person will automatically be released and discharged from its obligations under the Finance Documents), and may exercise every right and power of the Parent or such other Obligor, as applicable, under the Finance Documents with the same effect as if such successor Person, as applicable, had been named as the Parent or an Obligor, as applicable, herein; provided that the predecessor Parent shall not be relieved from the obligation to pay the principal of and interest on borrowings incurred under this Agreement or its obligations under Clause 22 (Indemnities and Break Costs), except in the case of a sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the Parent’s assets that meets the requirements of this paragraph 13.

14.	Designation of Restricted and Unrestricted Subsidiaries

14.1

The Board of Directors of the Parent may designate any Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default or cause a Default to be continuing after such designation. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Parent and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under paragraph 9 above or under one or more paragraphs of the definition of Permitted Investments, as determined by the Parent. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Parent may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default or cause a Default to be continuing after such redesignation.

14.2	Any designation of a Subsidiary of the Parent as an Unrestricted Subsidiary will be evidenced by a board resolution giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the preceding conditions and was permitted by paragraph 9 above. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Agreement and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Parent as of such date and, if such Indebtedness is not permitted to be incurred as of such date under paragraph 8, the Parent will be in default of such covenant. The Board of Directors of the Parent may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Parent of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under paragraph 8, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence immediately following such designation. Any Subsidiary of an Unrestricted Subsidiary will automatically be designated as an Unrestricted Subsidiary.

15.	Subsidiary Guarantees

15.1 If the Parent or any of its Restricted Subsidiaries acquires or creates a Restricted Subsidiary (or redesignates an Unrestricted Subsidiary as a Restricted Subsidiary) and such Restricted Subsidiary shall at any time have total assets with a book value in excess of $10,000,000, then such Restricted Subsidiary (unless such Subsidiary is a Securitization Subsidiary) must become a Guarantor and shall, within 45 business days of the date on which it was so acquired, created or redesignated or so capitalized:

(1)	execute and deliver to the Facility Agent and the Security Agent an Accession Deed (as contemplated by Clause 26.4 (Additional Guarantors)) pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Parent’s obligations under the Finance Documents and the Senior Secured Note Indenture and, if such Restricted Subsidiary owns a Vessel required to become a Mortgaged Vessel or a Container Asset required to become a Mortgaged Container Asset, execute one or more Security Documents in favor of the Security Agent pursuant to which each such Vessel shall become a Mortgaged Vessel and each such Container Asset shall become a Mortgaged Container Asset for all purposes under this Agreement in each case as provided for under paragraph 3.1 above; and

(2)	deliver to the Facility Agent and the Security Agent one or more opinions of counsel that such Accession Deed and Security Documents, if any, have been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a valid and legally binding and enforceable obligation of such Restricted Subsidiary, subject to customary exceptions.

15.2 Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of this Agreement. For the avoidance of doubt, such Guarantor shall only be required to become a Mortgaged Guarantor to the extent required by paragraph 3.

15.3 The guarantee of a Guarantor will automatically and unconditionally (without any further action on the part of any Person) be released:

(1)	in connection with any sale or other transfer of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation or amalgamation) to a Person that is not (either before or after giving effect to such transaction) the Parent or a Restricted Subsidiary of the Parent, if the sale or other disposition does not violate paragraphs 5, 6, 7 or 12 above;

(2)	in connection with any sale or other transfer of a majority of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Parent or a Subsidiary of the Parent, if (x) such Guarantor would no longer constitute a “Subsidiary” under this Agreement and (y) the sale or other disposition does not violate paragraphs 5, 6 and 7 above;

(3)	substantially concurrently with the substitution of Qualified Vessels or Qualified Container Assets of another Restricted Subsidiary for all of the Mortgaged Vessels or Mortgaged Container Assets of that Guarantor in accordance with paragraph 3 (unless such Guarantor would still be required to grant a guarantee under paragraph 15.1);

(4)	if the Parent designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of this Agreement;

(5)	in the case of a Restricted Subsidiary that has voluntarily acceded to the Finance Documents as a Guarantor, upon notice to the Facility Agent by the Parent of the designation of such Guarantor as non-Guarantor Restricted Subsidiary if all transactions entered into by such Restricted Subsidiary while a Guarantor would be permitted under this Agreement at the time its obligations under the Finance Documents are released (and for such purpose all such transactions shall be deemed to have been entered into at the time of such release);

(6)	upon satisfaction and discharge or the Indebtedness under the Finance Documents; and

(7)	in accordance with an enforcement action pursuant to the provisions of the Intercreditor Agreement and any Additional Intercreditor Agreement.

15.4 Upon receipt by the Security Agent and the Facility Agent of an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent provided in the Finance Documents relating to the release of the guarantee have been complied with, the Facility Agent and the Security Agent shall take all actions, reasonably requested by such Guarantor including the granting of releases or waivers under the Intercreditor Agreement or any Additional Intercreditor Agreement, that may be necessary to effectuate any release of a guarantee in accordance with these provisions, subject to customary protections and indemnifications. Each of the releases set forth above shall be effected by trustee and the Security Agent without the consent of the Finance Parties or any other action or consent on the part of the Facility Agent or the Security Agent. For the avoidance of doubt, the foregoing provisions shall not permit the Security Agent to release or grant any waivers or otherwise take any action with respect to releasing any guarantees or the Transaction Security to the extent in favour of any Secured Party other than the Finance Parties (and any such release, waiver or action with respect to any such other Secured Party shall be governed by the Debt Documents applicable to such secured parties, the Intercreditor Agreement and any Additional Intercreditor Agreement).

16.	Impairment of security interest

The Parent shall not, and shall not permit any Restricted Subsidiary to, take or knowingly or negligently omit to take any action that would have the result of materially impairing the Security Interests with respect to the Collateral (it being understood, subject to the proviso below, that the incurrence of Permitted Liens shall under no circumstances be deemed to materially impair the Security Interest with respect to the Collateral) for the benefit of the Finance Parties, and the Parent shall not, and shall not permit any Restricted Subsidiary to, grant to any Person other than the Security Agent for the benefit of the Finance Parties and the other beneficiaries described in the Security Documents and the Intercreditor Agreement or any Additional Intercreditor Agreement, any interest whatsoever in any of the Collateral, except that (i) the Parent and its Restricted Subsidiaries may incur Permitted Liens, (ii) the Collateral may be discharged and released in accordance with the Finance Documents or any Additional Intercreditor Agreement, (iii) the applicable Security Documents may be amended from time to time to cure any ambiguity, mistake, omission, defect, manifest error or inconsistency therein and (iv) the Parent and its Restricted Subsidiaries may amend the security interests in any manner that does not adversely affect the Finance Parties in any material respect; provided, however, that in the case of paragraphs (i), (iii) and (iv) above, in addition to any other requirements set forth in the Finance Documents, the Security Documents may not be amended, extended, renewed, restated, supplemented, released or otherwise modified or replaced, unless contemporaneously with any such action, the Parent delivers to the Facility Agent, (A) either (1) an Officer’s Certificate of the relevant Person, which confirms the solvency of the Person granting such security interest, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, release, modification or replacement, or (2) an Opinion of Counsel, confirming that, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, release, modification or replacement, the Security Interests created under the Security Documents, so amended, extended, renewed, restated, supplemented, released, modified or replaced are valid Security Interests not otherwise subject to any limitation, imperfection or new hardening period, in equity or at law, that such Security Interests were not otherwise subject to immediately prior to such amendment, extension, renewal, restatement, supplement, release, modification or replacement, (B) an Officer’s Certificate stating that all conditions precedent in the Finance Documents and the Senior Secured Note Finance Documents relating to any such action have been complied with and (C) an Opinion of Counsel stating that all conditions precedent in the Finance Documents and the Senior Secured Note Finance Documents relating to any such action have been complied with. In the event that the Parent complies with the requirements of this paragraph 16, the Facility Agent and the Security Agent shall (subject to customary protections and indemnifications each of the Facility Agent and the Security Agent being indemnified and secured to its satisfaction) consent to such amendments without the need for instructions from the Finance Parties.

17	Additional Intercreditor Agreements

At the request of the Parent, in connection with the incurrence by the Parent or its Restricted Subsidiaries of any (x) Indebtedness permitted pursuant to paragraph 8.1 or paragraphs 8.2 (1), (2), (3), (4) (other than with respect to Capital Lease Obligations), (5), (6), (8), (9), (10), (11), (14), (16) or (21) and (y) any Permitted Refinancing Indebtedness in respect of Indebtedness referred to in the foregoing clause (x), the Parent, the relevant Restricted Subsidiaries, the Facility Agent and the Security Agent shall enter into with the holders of such Indebtedness (or their duly authorized representatives) an intercreditor agreement (an “Additional Intercreditor Agreement”) or a restatement, amendment or other modification of the existing Intercreditor Agreement on substantially the same terms as the Intercreditor Agreement (or terms not materially less favorable to the Finance Parties), including containing substantially the same terms with respect to release of guarantees and priority and release of the Security Interests under the Security Documents; provided that such Additional Intercreditor Agreement will not impose any personal obligations on the Facility Agent or Security Agent or, in the opinion of the Facility Agent or Security Agent, as applicable, adversely affect the rights, duties, liabilities or immunities of the Facility Agent or Security Agent under the Intercreditor Agreement.

To the extent required under any Intercreditor Agreement or Additional Intercreditor Agreement, the Facility Agent (and Security Agent, if applicable) shall consent on behalf of the Finance Parties to the payment, repayment, purchase, repurchase, defeasance, acquisition, retirement or redemption of any obligations subordinated to the Finance Documents thereby; provided, however, that such transaction would comply with paragraph 9. In connection with providing any such consent, the Facility Agent and the Security Agent shall be entitled to receive and may conclusively rely upon, an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent provided in the Additional Intercreditor Agreement (if applicable) and the Finance Documents relating to such consent have been complied with.

18.	Certain Covenants

If on any date following the date of this Agreement (i) the Senior Secured Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default or Event of Default has occurred and is continuing under this Agreement (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Parent and the Restricted Subsidiaries will not be subject to the covenants set out at paragraphs 5, 8, 9, 11, 12, 13(a)(3) and 15 (collectively, the “Suspended Covenants”).

In the event that the Parent and the Restricted Subsidiaries are not subject to the Suspended Covenants under the Senior Secured Note Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Senior Secured Notes below an Investment Grade Rating, then the Parent and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events.

The period of time between the Covenant Suspension Event and the Reversion Date is referred to in this description as the “Suspension Period.” Upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds and the amount of Excess Cash Flow shall each be reset at zero. In the event of any such reinstatement, no action taken or omitted to be taken by the Parent and the Restricted Subsidiaries prior to such reinstatement that would otherwise be a breach of any Suspended Covenant will give rise to a Default or Event of Default under this Agreement; provided that (1) with respect to Restricted Payments made after any such reinstatement, the amount of Restricted Payments made will be calculated as though paragraph 9 had been in effect since the date of this Agreement and throughout the Suspension Period, and (2) all Indebtedness incurred, or Disqualified Stock or preferred stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to paragraph 8.2(2). No Subsidiaries shall be designated as Unrestricted Subsidiaries during any Suspension Period. During the Suspension Period, any future obligations to grant further guarantees under this Agreement shall be suspended but such further obligation to grant guarantees under this Agreement shall be reinstated upon the Reversion Date.

The Parent will promptly deliver to the Facility Agent an Officer’s Certificate identifying any Covenant Suspension Event including the date thereof and any Reversion Date.

19.	Certain Definitions

Set forth below are certain defined terms used in this Schedule 14 (Notes Restrictive Covenants).

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Intercreditor Agreement” means any intercreditor agreement entered into by, amongst others, the Parent and the Facility Agent in respect of certain Indebtedness permitted to be incurred under this Agreement (as more particularly described in the Senior Secured Note Indenture).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Appraised Value” means the fair market value as of a specified date of a specified Vessel (including the value of the Charter, if any, associated with such Vessel) that would be obtained in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined by a Designated Appraiser selected by the Parent.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets (other than, in the case of Collateral, an Event of Loss) provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Parent and their Restricted Subsidiaries taken as a whole will be governed by the provisions of Clause 6.2 (Change of Control) and/or the provisions described above under paragraph 13 and not by the provisions of paragraphs 5, 6 and 7; and

(2)	the issuance by any of the Parent’s Restricted Subsidiaries of any Equity Interest of such Restricted Subsidiary or the sale by the Parent or any Restricted Subsidiary of Equity Interests in any Restricted Subsidiaries (other than in each case (x) directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Parent or any of its Subsidiaries or (y) preferred stock or Disqualified Stock issued in compliance with paragraph 8.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	(A) other than in the case of any Collateral or the Equity Interests of any Mortgaged Guarantor or any parent or indirect parent of a Mortgaged Guarantor that is a subsidiary of the Parent, any single transaction or series of related transactions that involves assets or the issuance of Equity Interests of any Restricted Subsidiary having a Fair Market Value of less than $5,000,000; and (B) any single transaction or series of related transactions that involves Collateral (other than Equity Interests of any Mortgaged Guarantor or any parent or indirect parent of a Mortgaged Guarantor that is a subsidiary of the Parent and Trust Monies) having a Fair Market Value of less than $1,000,000;

(2)	a sale, lease, conveyance, transfer or other disposition of assets between or among the Parent and/or its Restricted Subsidiaries; provided that if such sale, lease, conveyance, transfer or other disposition involves Collateral, such exemption shall only be available if such transaction is between or among the Parent and/or one or more Mortgaged Guarantors;

(3)	an issuance, sale, transfer or other disposition of Equity Interests by a Restricted Subsidiary of the Parent to the Parent or to another Restricted Subsidiary of the Parent;

(4)	the sale or other disposition of damaged, worn-out, surplus or obsolete assets or property in the ordinary course of a Permitted Business or in connection with maintenance and equipment upgrades;

(5)	the sale or other disposition of cash or Cash Equivalents (other than Trust Monies);

(6)	(i) a Restricted Payment that does not violate the covenant described above under paragraph 9 or a Permitted Investment and (ii) any issuance, sale, transfer or other disposition of Capital Stock or Indebtedness or other securities of an Unrestricted Subsidiary;

(7)	sales of accounts receivable inventory and other current assets (other than Vessels and Related Assets) in the ordinary course of a Permitted Business;

(8)	a Permitted Asset Swap;

(9)	sales and/or contributions of Securitization Assets to a Securitization Subsidiary in a Qualified Securitization Transaction for the Fair Market Value thereof including cash in an amount at least equal to 75% of the Fair Market Value thereof (for the purposes of this paragraph (9), Purchase Money Notes will be deemed to be cash);

(10)	any transfer of Securitization Assets or a fractional undivided interest therein, by a Securitization Subsidiary in a Qualified Securitization Transaction;

(11)	the unwinding of any Hedging Obligations;

(12)	the lease, assignment or sublease of any real or personal property including, but not limited, to a Vessel or Container Asset, in the ordinary course of a Permitted Business;

(13)	the grant in the ordinary course of a Permitted Business of any license or sublicense of patents, trademarks, know how and any other intellectual property;

(14)	any sale or disposition deemed to occur in connection with creating, granting or perfecting a Lien not otherwise prohibited by this Agreement;

(15)	sale of assets received upon the foreclosure of a Lien;

(16)	the surrender or waiver of contract rights or settlement, release or surrender of a contract, tort or other litigation claim in the ordinary course of a Permitted Business;

(17)	foreclosures, condemnations or any similar actions on assets; and

(18)	the disposition of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements.

“Assigned Contracts” means, in respect of any Mortgaged Vessel, (a) the Management Agreement, (b) the Charter, and (c) the Charter Guarantee, relating to such Mortgaged Vessel.

“Assigned Property” means, in respect of any Mortgaged Vessel, (a) the Earnings, (b) the Obligatory Insurances, and (c) any Requisition Compensation, relating to such Mortgaged Vessel.

“Assigned Rights” means:

(1)	all amounts payable to the Parent or any Mortgaged Guarantor in respect of the Assigned Property;

(2)	all of the Parent’s or any Mortgaged Guarantor’s right, title and interest in connection with the Assigned Property;

(3)	all of the Parent’s or any Mortgaged Guarantor’s right, title and interest in, and powers under, the Assigned Contracts including, without limitation:

(i)	the right to terminate the Assigned Contracts in accordance with their terms and to make all elections, statements and presentations and give all notices and confirmations which may be made or given by the Parent or the Mortgaged Guarantor thereunder;

(ii)	the right of the Parent or the Mortgaged Guarantor to perform and compel performance of the Assigned Contracts in accordance with their terms; and

(iii)	the right to make all elections, statements and presentations and give all notices and confirmations which may be made or given by the Parent or the Mortgaged Guarantor under the Assigned Contracts.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate equal to the rate implicit in such transaction for the relevant lease period, determined in accordance with GAAP) of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness required thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“beneficial owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms “Beneficially Owns,” “Beneficially Owned” and “Beneficial Ownership” have correlative meanings.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or, other than for purposes of the definition of “Change of Control,” any committee thereof duly authorized to act on behalf of such board; and

(2)	with respect to any other Person, the functional equivalent of a board of directors of a corporation or, other than for purposes of the definition of “Change of Control,” any committee thereof duly authorized to act on behalf thereof.

“Capital Lease Obligation” means, at the time of determination, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) in the equity of such association or entity;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars, pounds sterling or Euro or other currency of a member of the Organization for Economic Cooperation and Development (including such currencies as are held as overnight bank deposits and demand deposits with banks);

(2)	securities issued or directly and fully guaranteed or insured by the government of the United States or any Member State of the European Union or any other country whose sovereign debt has a rating of at least A3 from Moody’s and at least A from S&P or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition;

(3)	demand and time deposits and eurodollar time deposits and certificates of deposit or bankers’ acceptances with maturities of one year or less from the date of acquisition, in each case, with any financial institution organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development (a) whose commercial paper is rated at least “A-2” or the equivalent thereof by S&P or at least “P-2” or the equivalent thereof by Moody’s (or if at the time neither is issuing comparable ratings, then a comparable rating of another Rating Agency) or (b) having capital and surplus and undivided profits in excess of $250,000,000;

(4)	repurchase obligations with a term of not more than 60 days for underlying securities of the types described in paragraph (2) above entered into with any financial institution meeting the qualifications specified in paragraph (3) above;

(5)	commercial paper and variable or fixed rate notes rated P-1 or higher by Moody’s Investors Service, Inc. or A-1 or higher by Standard & Poor’s Rating Services and, in each case, maturing within one year after the date of acquisition;

(6)	money market funds that invest primarily in Cash Equivalents of the kinds described in paragraphs (1) through (5) of this definition; and

(7)	instruments equivalent to those referred to in paragraphs (1) through (6) above denominated in any other foreign currency and comparable in credit quality and tenor to those referred to above and customarily to the extent reasonably required in connection with (a) any business conducted by the Parent or any of its Restricted Subsidiaries in such jurisdiction or (b) any Investment in the jurisdiction in which such Investment is made.

“Change of Control” means the occurrence of any of the following events:

(1)	at any time, the Parent becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership of a majority of the total voting power of the Voting Stock of the Parent or any direct or indirect parent company of the Parent; provided that (x) so long as the Parent is a Subsidiary of a parent company, no Person shall be deemed to be or become a beneficial owner of more than 50% of the total voting power of the Voting Stock of the Parent unless such Person shall be or become a beneficial owner of more than 50% of the total voting power of the Voting Stock of such parent company and (y) any Voting Stock of which any Permitted Holder is the beneficial owner shall not in any case be included in calculating the Voting Stock of which any such Person first referred to above in this paragraph (1) is the beneficial owner;

(2)	during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors nominated for election to the Board of Directors by a Permitted Holder or whose election to such Board of Directors or whose nomination for election by the stockholders of the Parent was approved by a vote of the majority of the directors of the Parent then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Parent;

(3)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Parent and the Restricted Subsidiaries, taken as a whole, to any Person other than a Wholly Owned Restricted Subsidiary or one or more Permitted Holders in connection with which any Person other than one or more Permitted Holders, is or becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, of a majority of the total voting power of the Voting Stock of the transferee Person in such sale or transfer of assets, as the case may be, provided that (x) so long as such transferee Person is a Subsidiary of a Permitted Parent, no Person shall be deemed to be or become a beneficial owner of a majority of the total voting power of the Voting Stock of such transferee Person unless such Person shall be or become a beneficial owner of a majority of the total voting power of the Voting Stock of such Permitted Parent and (y) any Voting Stock of which any Permitted Holder is the beneficial owner shall not in any case be included in the calculation of any Voting Stock of which any such Person first referred to above in this paragraph (3) is the beneficial owner; or

(4)	the Parent shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Parent.

“Charter” means each time charter party or bareboat charter party entered into with respect to a Mortgaged Vessel.

“Charter Guarantee” means the guarantee, if any, given to the Parent or a Restricted Subsidiary by any Person guaranteeing the obligations of the charterer under the Charter.

“CMA CGM” means CMA CGM S.A. and its Subsidiaries.

“CMA Ships” means CMA Ships Management, a Subsidiary of CMA CGM.

“Collateral” means, collectively, all of the property and assets (including, without limitation, Trust Monies) that are from time to time subject to the Security Documents.

“Collateral Account” has the meaning given to that term in the Intercreditor Agreement.

“Collateral Sale Offer” means an offer by the Parent to all holders of the Senior Secured Notes to purchase the maximum principal amount of Senior Secured Notes that may be required to be purchased out of the Excess Collateral Proceeds in accordance with the terms of Section 4.13(II)(d) through (i) of the Senior Secured Note Indenture.

“Consolidated Cash Flow” means, for any period, for any Person, an amount determined for such Person and its Restricted Subsidiaries on a consolidated basis equal to:

(1)	Consolidated Net Income for such period; plus

(2)	the sum, without duplication, of the amounts for such Person and its Restricted Subsidiaries for such period (in each case to the extent reducing such Consolidated Net Income) of:

(a)	Fixed Charges;

(b)	provision for Taxes based on income;

(c)	total depreciation expenses;

(d)	total amortization expenses (including, without limitation, the amortization of capitalized drydocking expenses);

(e)	other non-cash items reducing such Consolidated Net Income (including those excluded from the definition of “Fixed Charges”) (excluding (x) any such non cash item to the extent that it represents an accrual or reserve for potential cash items in any future period or amortization of a prepaid cash item that was paid in a prior period and (y) any such non-cash items resulting from the application of purchase accounting in connection with the merger of Global Ship Lease, Inc., and GSL Holdings, Inc.; on August 14, 2008);

(f)	the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income, except to the extent of dividends declared or paid on, or other cash payments in respect of, Equity Interests held by such parties; and

(g)	to the extent any Attributable Indebtedness is outstanding and is not a Capital Lease Obligation, the amount of any payments therefor less the amount of interest implicit in such payments; minus

(3)	the amount for such period (to the extent increasing such Consolidated Net Income) of non-cash items increasing such Consolidated Net Income (other than any such non-cash item to the extent it represents the reversal of an accrual or reserve for potential cash items in any prior period);

provided that the items listed in paragraphs (2)(a) through (g) of a Restricted Subsidiary will be included in Consolidated Cash Flow only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income for such period.

Notwithstanding the foregoing, for purposes of Consolidated Cash Flow, in the event that the Parent or any of its Restricted Subsidiaries (i) receive (a) any advances for services rendered or to be rendered over multiple periods, (b) termination payments in connection with the termination of charter contracts which otherwise would have been in effect for multiple periods, (c) insurance payments in respect of Vessels which were subject to charters that would have been in effect for multiple periods and/or (ii) pays a termination payment in order to terminate a charter that would have been in effect over multiple periods, the Parent may, in its good faith judgment, (without duplication) adjust Consolidated Cash Flow to amortize the receipt of such payments over the applicable periods and the effect of such expenses over the applicable period.

“Consolidated Leverage” means, as of any date of determination, the sum of the total amount of Indebtedness (excluding Indebtedness that is contractually subordinated in right of payment to the Senior Secured Notes and the obligations under the Finance Documents) and Disqualified Stock of the Parent and its Restricted Subsidiaries on a consolidated basis.

“Consolidated Leverage Ratio” means with respect to any specified Person, the ratio of (x) the Consolidated Leverage of such Person as of the end of the most recently ended fiscal quarter for which internal financial statements are available immediately preceding the date of on which the event for which the calculation of the Consolidated Leverage Ratio is made shall occur or has occurred (the “Calculation Date”) minus cash and Cash Equivalents included on the consolidated balance sheet of the Parent as of the end of the most recently ended fiscal quarter for which internal financial statements are available immediately preceding the date to (y) the Consolidated Cash Flow of such Person for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the Calculation Date, with such pro forma adjustments to Consolidated Leverage, cash, Cash Equivalents and Consolidated Cash Flow as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Consolidated Net Income” means, for any period, the net income (or net loss) of the Parent and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP and without any reduction in respect of preferred stock dividends, adjusted to the extent included in calculating such net income or loss by excluding (without duplication):

(1)	any net after-tax extraordinary or nonrecurring gains or losses (less all fees and expenses relating thereto);

(2)	any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset sales or dispositions of securities;

(3)	the portion of net income (or loss) of any Person (other than the Parent or a Restricted Subsidiary) in which the Parent or any Restricted Subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Parent or any Restricted Subsidiary in cash (or to the extent converted into cash or Cash Equivalents) during such period;

(4)	solely for purpose of calculating Consolidated Net Income to determine the amount of Restricted Payments permitted under paragraph 9, the net income (but not the net loss) of any Restricted Subsidiary (other than any Guarantor or Securitization Subsidiary) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is at the date of determination restricted, directly or indirectly, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived or otherwise released; provided that Consolidated Net Income of the Parent will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to the Parent or a Restricted Subsidiary in respect of such period, to the extent not already included therein;

(5)	any non-cash expenses or charges resulting from stock, stock option or other equity-based awards;

(6)	the cumulative effect of a change in accounting principles;

(7)	any impairment charge or asset write-off or write-down, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP;

(8)	the net after-tax effects of adjustments in the inventory, property and equipment, goodwill, intangible assets, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting or the amortization or write off of any amounts thereof, other than any such net after tax effects resulting from the application of purchase accounting in connection with the merger of Global Ship Lease, Inc., and GSL Holdings, Inc. on August 14, 2008;

(9)	any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, recapitalization, asset sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (including without limitation any such transaction consummated prior to the date of this Agreement and any such transaction undertaken but not completed) and any non-recurring merger costs or charges incurred during such period as a result of any such transaction;

(10)	any net operating losses arising as a result of the release of any valuation allowance made in respect of deferred tax assets, following a determination that any such deferred tax assets will not be realized;

(11)	any unrealized gains or losses from derivative hedging instruments; and

(12)	any non-cash expenses or charges resulting from the preferred stock (other than Disqualified Stock) outstanding (or committed to be issued) as of the date of this Agreement.

“Container Assets” means shipping containers and other container related assets (not classified as current assets under GAAP) used or useful in a Permitted Business.

“Credit Facilities” means one or more debt facilities (including this Agreement) or agreements or commercial paper facilities, in each case, with banks, other institutional lenders, commercial finance companies or other lenders providing for revolving credit loans, term loans, bonds, debentures, securitization financing (including through the transfer of Securitization Assets to special purpose entities formed to borrow from such lenders against, or sell undivided interests in, such assets in a Qualified Securitization Transaction) or letters of credit, pursuant to agreements or indentures, in each case, as amended, restated, modified, renewed, refunded, replaced, increased or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying the Parent and/or Subsidiaries of the Parent as borrowers or guarantors thereunder).

“Currency Exchange Protection Agreement” means, in respect of any Person, any foreign exchange contract, currency swap agreement, currency option, cap, floor, ceiling or collar or agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates as to which such Person is a party.

“Debt Documents” shall have the meaning assigned to such term in the Intercreditor Agreement.

“Designated Additional Notes Contribution” means, in respect of any Indebtedness incurred pursuant to the issuance of additional Senior Secured Notes, any other cash, Cash Equivalents or other assets of the Parent or any Restricted Subsidiary used as payment for a portion of the purchase price of Qualified Vessels or Qualified Container Assets (excluding any reasonable related fees or expenses incurred in connection therewith); provided that the aggregate amount of all such cash, Cash Equivalents and other assets used by the Parent or any Restricted Subsidiary for such payment, together with the aggregate amount of all other Designated Additional Notes Contributions made in such fiscal year (in each case excluding the net proceeds of any Indebtedness incurred in connection with such transactions that is secured by a Permitted Lien) does not exceed $10,000,000 in such fiscal year plus the aggregate amount that could have been applied on the date that such additional Senior Secured Notes are issued as Restricted Investments under paragraph 9.1(3)(b) (and an equivalent amount of Restricted Payments shall be deemed to have been made under paragraph 9.1(3)(b)), in each case as designated in an Officer’s Certificate on the date such additional Senior Secured Notes are issued. If any such Indebtedness is permanently discharged (other than with the proceeds of any Indebtedness), then the amount available under paragraph 9.1(3)(b) shall be increased by the aggregate amount of any Designated Additional Notes Contribution attributable to such discharged Indebtedness as designated in an Officer’s Certificate.

“Designated Appraiser” means any of Howe Robinson Marine Evaluations Ltd.; Braemar Seascope Valuation Ltd.; Drewry Maritime Service (Asia) pte Ltd.; Maritime Strategies International Limited; Fearnleys A.S.; Oslo Shipbrokers A.S.; Clarkson Valuations Limited; Simpson Spence & Young Shipbrokers Ltd.; E.A. Gibson Shipbrokers Ltd.; Jacq. Pierot Jr. & Sons; Allied Shipbroking, Greece; RS Platou ASA; ICAP Shipping Limited; ACM Ltd., London; Island Shipbrokers PTE LTD, Singapore; Deloitte LLP; Ernst & Young LLP; KPMG LLP; Marsoft; Barry Rogliano Salles (BRS); Kontiki Shipbrokers and Maersk Broker, or, if none of the foregoing is at such time generally providing appraisals of vessels (as determined in good faith by the Parent)

then, an Independent Appraiser or an independent investment banking firm of international standing qualified to perform such valuation (as determined in good faith by the Parent); provided that, at the time any such firm is to be utilized, such firm would qualify as an Independent Appraiser.

“Designated Asset Finance Contribution” means, in respect of any Indebtedness incurred pursuant to paragraph 8.2(4) (“Asset Finance Debt”), any other cash, Cash Equivalents or other assets of the Parent or any Restricted Subsidiary used as payment for a portion of the purchase price, charter expense, lease expense, rental payments or cost of design, construction, installation or improvement of Vessels or Container Assets used in the business of the Parent or any of its Restricted Subsidiaries (excluding any reasonable related fees or expenses incurred in connection therewith), whether through the charter of, leasing of, or the direct purchase of, or of the Capital Stock of any Person owning, such Vessels or Container Assets (including any Indebtedness deemed to be incurred in connection with such purchase); provided that the aggregate amount of all such cash, Cash Equivalents and other assets used by the Parent or any Restricted Subsidiary for such payment, together with the cost of all other unrealized Designated Asset Finance Contributions made on or prior to such date (in each case excluding the net proceeds of any Indebtedness incurred in connection with such transactions that is secured by a Permitted Lien) does not exceed $10,000,000 in such fiscal year plus the aggregate amount that could have been applied on the date that such Indebtedness is incurred as Restricted Investments under paragraph 9.1(3) or paragraph 9.2(13) or as Permitted Investments under clauses (15) or (18) under the definition of “Permitted Investments” (the “Permitted Payment Baskets”) (and an equivalent amount of Restricted Payments or Permitted Investments shall be deemed to have been made under one or more of the Permitted Payment Baskets), in each case as designated in an Officer’s Certificate on the date such Indebtedness is incurred. If any Asset Finance Debt is permanently discharged (other than with the proceeds of any Permitted Refinancing Indebtedness or other Asset Finance Debt), then the amount available under one or more of the Permitted Payment Baskets shall be increased by the aggregate amount of any Designated Asset Finance Contribution attributable to such discharged Indebtedness as designated in an Officer’s Certificate.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Parent or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Disqualified Stock” means the Existing Mandatorily Redeemable Preference Shares and any other Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the Termination Date. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the issuer thereof to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale prior to the Termination Date will not constitute Disqualified Stock. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Agreement will be the maximum amount that the Parent and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock.

“Earnings” means all present and future moneys and claims which are earned by or become payable to or for the account of the Parent or any Mortgaged Guarantor in connection with the operation or ownership of the Mortgaged Vessel and including but not limited to (i) freights, passage and hire moneys (howsoever earned); (ii) remuneration for salvage and towage services; (iii) demurrage and detention moneys; (iv) all moneys and claims in respect of the requisition for hire of the Mortgaged Vessel; (v) payments received in respect of any off-hire insurance; and (vi) payments received pursuant to any Charter Guarantee.

“Earnings Account” means, with respect to any Mortgaged Vessel, a deposit account into which all Earnings derived from any Charter with respect to such Mortgaged Vessel shall be deposited or forwarded that is subject to a lien in favor of the Security Agent, except to the extent prohibited by applicable law.

“Eligible Jurisdiction” means any of the Republic of the Marshall Islands, the United States of America, any State of the United States or the District of Columbia, the Commonwealth of the Bahamas, the

Republic of Liberia, the Republic of Panama, the Commonwealth of Bermuda, the British Virgin Islands, the Cayman Islands, the Isle of Man, Cyprus, Norway, Greece, Hong Kong, the United Kingdom, Malta, any Member State of the European Union and Singapore and any other jurisdiction generally acceptable to institutional lenders in the shipping industry, as determined in good faith by the Parent.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any issuance and sale by the Parent of its Qualified Equity Interests.

“Event of Loss” means any of the following events: (a) the actual or constructive total loss of a Vessel or the agreed or compromised total loss of a Vessel, (b) the destruction of a Vessel, (c) damage to a Vessel to an extent, determined in good faith by the Parent within 90 days after the occurrence of such damage (and evidenced by an Officer’s Certificate to such effect delivered to the Facility Agent and the Security Agent, within such 90-day period), as shall make repair thereof uneconomical or shall render such Vessel permanently unfit for normal use (other than obsolescence) or (d) the condemnation, confiscation, requisition for title, seizure, forfeiture or other taking of title to or use of a Vessel that shall not be revoked within six months. An Event of Loss shall be deemed to have occurred: (i) in the event of the destruction or other actual total loss of a Vessel, on the date of such loss, or if such date is unknown, on the date such Vessel was last reported; (ii) in the event of a constructive, agreed or compromised total loss of a Vessel, on the date of determination of such total loss; (iii) in the case of any event referred to in paragraph (c) above, upon the delivery of the Parent’s Officer’s Certificate to the Facility Agent and the Security Agent ; or (iv) in the case of any event referred to in paragraph (d) above, on the date that is six months after the occurrence of such event.

“Event of Loss Proceeds” means all compensation, damages and other payments (including insurance proceeds) received by the Parent, any Mortgaged Guarantor, the Facility Agent or the Security Agent, jointly or severally, from any Person, including any governmental authority, with respect to or in connection with an Event of Loss.

“Excess Cash Flow” means, for any fiscal year of the Parent, the excess, if any, of (a) the sum, without duplication, of:

(i)	Consolidated Net Income for such fiscal year;

(ii)	the amount of all non-cash expenses (including depreciation and amortization) deducted in arriving at such Consolidated Net Income for such fiscal year;

(iii)	decreases in consolidated working capital (excluding Cash Equivalents and the current portion of long term Indebtedness) for such fiscal year;

(iv)	the aggregate net amount of non-cash loss on the disposition of assets by the Parent and its Restricted Subsidiaries during such fiscal year (other than sales of inventory in the ordinary course of business), to the extent deducted in arriving at such Consolidated Net Income; and

(v)	the amount of all income Taxes expensed, but not paid in cash for such fiscal year;

minus (b) the sum, without duplication, of:

(i)	the amount of all non-cash income included in arriving at such Consolidated Net Income for such fiscal year;

(ii)	the aggregate amount actually paid by the Parent and its Restricted Subsidiaries in cash during such fiscal year on account of capital expenditures (excluding (A) capital expenditures funded from (x) the proceeds of Indebtedness incurred or Equity Interests issued after the date of this Agreement, (y) Net Proceeds of Asset Sales, (z) Event of Loss Proceeds and other insurance proceeds and (B) capital expenditures to purchase Vessels or Container Assets or improve or maintain such purchased Vessels or Container Assets in such fiscal year);

(iii)	the aggregate amount of all principal payments of any term loans or other funded Indebtedness during such fiscal year as contractually required by the terms of such instruments;

(iv)	increases in consolidated working capital (excluding Cash Equivalents and the current portion of long term Indebtedness) for such fiscal year;

(v)	the aggregate net amount of non-cash gains on the disposition of assets by the Parent and its Restricted Subsidiaries during such fiscal year (other than sales of inventory in the ordinary course of business), to the extent included in arriving at such Consolidated Net Income;

(vi)	payments for current Taxes payable in cash in such fiscal year to the extent they exceed the amount of Tax expense deducted in determining Consolidated Net Income for such fiscal year; and

(vii)	the aggregate principal amount of Senior Secured Notes redeemed in accordance with the provisions of section [3.07] of the Senior Secured Indenture in such fiscal year.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exercised Vessel Purchase Option Contract” means any Vessel Purchase Option Contract which has been exercised by the Parent or a Restricted Subsidiary, obligating the Parent or such Restricted Subsidiary to purchase such Vessel and any Related Assets, subject only to customary conditions precedent.

“Existing Charters” means each of the time charters existing on the date of this Agreement with respect to the Existing Mortgaged Vessels, as each such time charter is amended through the date of this Agreement and as each such time charter may be amended, modified, supplemented, replaced, extended or renewed from time to time in compliance with paragraph 12.2(7).

“Existing Indebtedness” means Indebtedness of the Parent and its Subsidiaries in existence on the date of this Agreement after giving effect to the issuance of the Senior Secured Notes and the use of proceeds therefrom, including the amount of undrawn commitments under any Credit Facilities (including under this Agreement) in existence on the date of this Agreement.

“Existing Management Agreements” means the Management Agreements existing on the date of this Agreement and entered into between CMA Ships and the Parent pursuant to which CMA Ships provides day-to-day technical ship management services, as each such agreement is amended through the date of this Agreement and as such agreement may be amended, modified, supplemented, replaced, extended or renewed from time to time in compliance with paragraph 12.2(7).

“Existing Mandatorily Redeemable Preference Shares” means the Mandatorily Redeemable Preference Shares, Series A of the Parent with the powers, designations preferences and rights and qualifications, limitations and restrictions as set forth in a Certificate of Designation filed with the Registrar of Corporations of the Republic of the Marshall Islands on August 14, 2008, as amended by the Agreement dated as of August 20, 2009, by and between the Parent and CMA CGM, and as the same may be further amended, modified, supplemented, replaced, extended or renewed from time to time in compliance with the provisions of this Agreement.

“Existing Mortgaged Vessels” means the following Vessels owned by a Guarantor on the date of this Agreement: Ville d’Orion, Ville d’Aquarius, CMA CGM Matisse, CMA CGM Utrillo, Delmas Keta, Julie Delmas, Kumasi, Marie Delmas, CMA CGM La Tour, CMA CGM Manet, CMA CGM Alcazar, CMA CGM Château d’If, CMA CGM Thalassa, CMA CGM Jamaica, CMA CGM Sambhar, CMA CGM America and CMA CGM Berlioz.

“Fair Market Value” means, with respect to any asset or property, the value that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s length transaction not involving distress or necessity of either party. Fair Market Value shall be determined in good faith by (i) if the value of such property or asset is less than $10,000,000, an officer of the Parent and (ii) if the value of such property or asset equals or exceeds $10,000,000, the Board of Directors of the Parent; provided, however, that (w) subject to the definitions of

“Mortgaged Vessels” and “Qualified Vessels”, the Fair Market Value of any Vessel shall be the greater of such Vessel’s “charter-free” and “charter-adjusted” values, as applicable, (x) if such determination is with respect to one or more Vessels with a value that equals or exceeds $20,000,000 (as determined by the Parent in good faith), Fair Market Value shall be based on the Appraised Value of such Vessel and (y) if such determination relates to the determination by the Parent of compliance with paragraph 8.2(4) such determination shall comply with paragraph (x) to the extent such determination relates to one or more Vessels and in all other cases to the extent Related Assets that have not been included in the calculation of the Appraised Value of a Vessel which Related Assets have a value in excess of $20,000,000, such determination shall be based on the Appraised Value of such Related Assets or on the written opinion of an independent accounting, appraisal or investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined by the Parent in good faith).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made occurred (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions (including of Vessels and Related Assets including, without limitation, chartered-in Vessels) that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, of any other Person or any of its Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and any prior acquisitions by such other Person to the extent not fully reflected in the historical results of operations of such other Person, and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four quarter reference period;

(2)	the Consolidated Cash Flow attributable to operations (including Vessels and Related Assets) or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to operations (including Vessels and Related Assets) or businesses (and ownership interests therein) disposed of prior to the Calculation Date will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date (or would become a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date (or would cease to be a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period;

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated at the actual rate that was in effect from time to time (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months); and

(7)	if the Parent or any Restricted Subsidiary shall have entered into an agreement to acquire a Vessel which at the time of calculation of the Fixed Charge Coverage Ratio is being constructed on behalf of the Parent or such Restricted Subsidiary (each such Vessel, a “Pending Vessel”) and if such Pending Vessel is scheduled to be delivered no later than 24 months from the date of such calculation of the Fixed Charge Coverage Ratio, pro forma effect will be given to the extent provided in the next paragraph below.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition (including, without limitation, the charter-in of a Vessel) or construction of a Vessel or the Capital Stock of a Person that owns, or charters in, one or more Vessels or the financing thereof, such Person may (i) subject in the case of a Pending Vessel to paragraph (iii) below, if a relevant Vessel is or is to be subject to a time charter-out with a remaining term of twelve months or longer, apply for the period for which the Fixed Charge Coverage Ratio is being calculated pro forma earnings (losses) for such Vessel based upon such charter-out, (ii) subject in the case of a Pending Vessel to paragraph (iii) below, if a relevant Vessel is or is to be subject to a time charter-out with a remaining term of between six and twelve months, apply for the period for which the Fixed Charge Coverage Ratio is being calculated the annualized amount of pro forma earnings (losses) for such Vessel based upon such charter-out, or (iii) if such Vessel is a Pending Vessel described in paragraph (7) of this definition then, include, to the extent that such Pending Vessel has not been delivered to the Parent or a Restricted Subsidiary or if so delivered has not been deployed for the entire period for which the Fixed Charge Coverage Ratio is being calculated, for such period (or the portion of such period during which such Pending Vessel was not deployed if such Pending Vessel has been deployed but not for the entire period) the Proportionate Amount of earnings (losses) for such Pending Vessel with such earnings determined based upon the applicable provisions of paragraphs (i) and (ii) above (or the ratable amount of such Proportionate Amount of earnings (losses) to the extent the Pending Vessel has been deployed but for less than the entire period (with the actual earnings of such Pending Vessel being given effect to for the period deployed to the extent otherwise included in the calculation of Consolidated Cash Flow). If pro forma effect is given to the earnings (losses) of any Pending Vessel under this paragraph, pro forma effect shall also be given to any increase (decrease) in Fixed Charges to be incurred in connection with the acquisition, construction or Ready for Sea Cost of such Pending Vessel (which determination shall be made in good faith by a responsible accounting officer of the Parent). As used herein, “Proportionate Amount of earnings (losses)” means the product of the earnings (losses) referred to above and the percentage of the aggregate purchase price for such Vessel that has been paid as of the relevant date of the determination of the Fixed Charge Coverage Ratio.

Additionally, any pro forma calculations may include the reduction or increase in costs for the applicable period resulting from, or in connection with, the acquisition of assets, an asset sale or other transaction or event which is being given pro forma effect that (a) would be permitted to be reflected on pro forma financial statements pursuant to Regulation S-X under the Securities Act or (b) has been realized at the time such pro forma calculation is made or is reasonably expected to be realized within twelve months following the consummation of the transaction to which such pro forma calculations relate, which actions shall be made in good faith by a responsible accounting officer of the Parent.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)

the consolidated interest expense net of consolidated interest income of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, (x) including, without limitation, amortization of original issue discount, non cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Indebtedness or derivative instruments pursuant to GAAP), the interest component of any deferred payment obligations, the interest component of any Securitization Fees, the interest component of all payments associated with Capital Lease Obligations and the net payments made pursuant to Hedging Obligations in respect of interest rates and (y) excluding to the extent included in consolidated interest expense (A) breakage costs in connection with the termination of hedging agreements for interest rates or credit facilities on the date of this Agreement, (B) accretion or accrual of discounted liabilities not constituting Indebtedness, (C) any expense resulting from the discounting of Indebtedness in connection with the application of purchase accounting in connection with an acquisition, and (D) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses; plus

(2)	the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, but only to the extent that such interest is actually paid by such Person or such Restricted Subsidiary; plus

(4)	all dividends accrued or paid on any series of Disqualified Stock of the Parent or any Disqualified Stock or preferred stock of any Restricted Subsidiary (other than any such Disqualified Stock or preferred stock held by the Parent or a Wholly Owned Restricted Subsidiary or to the extent paid in Qualified Equity Interests); plus

(5)	to the extent any Attributable Indebtedness is outstanding and is not a Capital Lease Obligation, the amount of interest implicit in any payments related to such Attributable Indebtedness during such period.

“Forward Freight Agreement” means, with respect to any Person, any forward freight agreement or comparable swap, future or similar agreement or arrangement relating to derivative trading in freight or similar rates.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the date of this Agreement, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, in each case, as in effect on the date of this Agreement, or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, in each case, as in effect on the date of this Agreement.

“Global Expense Agreement” means the amended and restated global expense agreement dated August 14, 2008, between the Parent, CMA CGM and CMA Ships, as amended through the date of this Agreement and as such agreement may be amended, modified, supplemented, replaced, extended or renewed from time to time in compliance with paragraph 12.2(7).

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under swap, cap, collar, forward purchase, Forward Freight Agreements or agreements or arrangements similar to any of the foregoing and dealing with interest rates, currency exchange rates, commodity prices or freight rates, either generally or under specific contingencies.

“Heirs” of any individual means such individual’s estate, spouse, lineal relatives (including adoptive descendants), administrator, committee or other personal representative or other estate planning vehicle and any custodian or trustee for the benefit of any spouse or lineal relatives (including adoptive descendants) of such individual.

“Indebtedness” of any Person at any date means, without duplication:

(1)	all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(2)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions;

(4)	all obligations of such Person representing the balance of the deferred and unpaid purchase price of any property or services due more than six months after such property is acquired or such services are completed and which is treated as indebtedness under GAAP, except any such balance that constitutes an accrued expense or trade payable, or similar obligations to trade creditors incurred in the ordinary course of a Permitted Business;

(5)	all Capital Lease Obligations of such Person;

(6)	all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(7)	all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Parent or its Subsidiaries that is guaranteed by the Parent or the Parent’s Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of the Parent and its Subsidiaries on a consolidated basis; provided, further, that Standard Securitization Undertakings in connection with a Qualified Securitization Transaction shall not be considered to be a guarantee of Indebtedness;

(8)	all Attributable Indebtedness;

(9)	to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

(10)	all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person.

Notwithstanding the foregoing, Indebtedness shall be deemed not to include any operating leases as such an instrument would be determined in accordance with GAAP on the date of this Agreement.

Notwithstanding paragraph (4) above, the obligation of the Parent or any Restricted Subsidiary to pay the purchase price for an Exercised Vessel Purchase Option Contract entered into and exercised in the ordinary course of a Permitted Business and consistent with past practices of the Parent and its Restricted Subsidiaries shall not constitute “Indebtedness” under paragraph (4) above even though the purchase price therefor may be due more than six months after exercise thereof.

For purposes of calculating “Consolidated Leverage” the amount of Indebtedness in respect of a Hedging Obligation will be the liability, if any, included on the consolidated balance sheet of the Parent as of the end of the most recently ended fiscal quarter for which internal financial statements are available immediately preceding the applicable calculation date in respect of such Hedging Obligation.

“Independent Appraiser” means a Person:

(1)	that is (a) engaged in the business of appraising Vessels who is generally acceptable to institutional lenders to the shipping industry or (b) if no Person described in paragraph (1)(a) is at such time generally providing appraisals of vessels (as determined in good faith by the Parent) then, an independent investment banking firm of international standing qualified to perform such valuation (as determined in good faith by the Parent); and

(2)	who (a) is independent of the parties to the transaction in question and their Affiliates and (b) is not connected with the Parent, any of the Restricted Subsidiaries or any of such Affiliates as an officer, director, employee, partner or person performing similar functions.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (with stable outlook or better) (or the equivalent) by Moody’s and BBB (with stable outlook or better) (or the equivalent) by S&P or an equivalent rating by any other Rating Agency.

“Investments” means, with respect to any Person, all investments by such Person in other Persons in the forms of loans (including guarantees or other obligations), advances or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP but excluding extensions of trade credit or advances, deposits and payments to or with suppliers, lessors or utilities or for workers’ compensation in the ordinary course of a Permitted Business or prepaid expenses or deposits on the balance sheet of such Person prepared in accordance with GAAP. If the Parent or any Restricted Subsidiary of the Parent sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary of the Parent such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Parent, the Parent will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Parent’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in paragraph 9.4. The acquisition by the Parent or any Restricted Subsidiary of the Parent of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Parent or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in paragraph 9.4. Except as otherwise provided in this Agreement, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, assignment, security interest or encumbrance of any kind on such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease that is not a Capital Lease Obligation be deemed to constitute a Lien.

“Loan To Value Ratio” means the ratio of (x) the aggregate principal amount of the additional Senior Secured Notes to be issued at such time to (y) the sum of (I) the aggregate purchase price of all Qualified Collateral to be purchased by (or contributed to) one or more Mortgaged Guarantors with the proceeds of the issuance of such additional Senior Secured Notes and other funds available to the Parent on the date of issuance of such additional Senior Secured Notes and (II) any cash proceeds from the issuance of such additional Senior Secured Notes and any other funds, in each case, that the Parent elects to deposit (and does in fact deposit) as Trust Monies with the Security Agent, for the benefit of the Secured Parties, in connection with the issuance of such additional Senior Secured Notes.

“Management Agreement” means each management agreement entered into with respect to a Mortgaged Vessel between the Parent or a Mortgaged Guarantor and the manager of the Mortgaged Vessel from time to time.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Mortgaged Container Assets” means any Container Assets made subject to the Lien of the Security Documents in favor of the Security Agent, for the benefit of the secured parties under the Intercreditor Agreement, pursuant to the provisions described under paragraph 3.

“Mortgaged Guarantor” means an Obligor that is a Wholly-Owned Restricted Subsidiary and that is the owner of one or more Mortgaged Vessels or Mortgaged Container Assets.

“Mortgaged Vessels” means (i) the Existing Mortgaged Vessels, and (ii) any other Vessels made subject to the Lien of the Security Documents in favor of the Security Agent, for the benefit of the Secured Parties pursuant to paragraph 3.

“Net Proceeds” means the aggregate cash and Cash Equivalents proceeds received by the Parent or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of fees, commissions, expenses and other direct costs relating to such Asset Sale, including, without limitation, (a) fees and expenses related to such Asset Sale (including legal, accounting and investment banking fees, title and recording Tax fees and sales and brokerage commissions, and any relocation expenses and severance or shutdown costs incurred as a result of such Asset Sale), (b) all federal, state, provincial, foreign and local Taxes paid or payable as a result of the Asset Sale, (c) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, (d) amounts required to be paid to any Person (other than the Parent or any of its Restricted Subsidiaries) owning a beneficial interest in the assets which are subject to such Asset Sale and (e) any escrow or reserve for adjustment in respect of the sale price of such assets established in accordance with GAAP and any reserve in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale except to the extent that such proceeds are released from any such escrow or to the extent such reserve is reduced or eliminated.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither the Parent nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness (other than the applicable debtor of such Indebtedness and, with respect to a Securitization Subsidiary, pursuant to Standard Securitization Undertakings in connection with a Qualified Securitization Transaction)), (b) is directly or indirectly liable as a guarantor or otherwise (other than the applicable debtor of such Indebtedness and, with respect to a Securitization Subsidiary, pursuant to Standard Securitization Undertakings in connection with a Qualified Securitization Transaction), or (c) constitutes the lender; and

(2)	as to which the lenders have been notified in writing or have contractually agreed that they will not have any recourse to the stock or assets of the Parent or any of its Restricted Subsidiaries (other than the assets of the applicable debtor of such Indebtedness and, in the case of a Qualified Securitization Transaction, the equity interests in, any Purchase Money Notes of and the assets of the applicable Securitization Subsidiary).

Indebtedness which is otherwise Non-Recourse Debt will not lose its character as Non-Recourse Debt because there is recourse to the borrower, any guarantor or any other Person for (i) environmental warranties and indemnities, or (ii) indemnities for and liabilities arising from fraud, misrepresentation, misapplication or non-payment of rents, profits, insurance and condemnation proceeds and other sums actually received by the borrower from secured assets to be paid to the lender, waste and mechanics’ liens.

“Obligations” means any principal, interest, penalties, fees, costs and expenses, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Obligatory Insurances” means in respect of each Mortgaged Vessel:

(1)	all contracts and policies of insurance which are from time to time required to be effected and maintained in accordance with this Agreement and the Security Documents in respect of such Mortgaged Vessel; and

(2)	all benefits under the contracts, policies under paragraph (1) above and all claims in respect of them and the return of premiums.

“Officer” means, with respect to any Person, any of the following: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, the Chief Operating Officer, the Chief Technical Officer, any Vice President, any Assistant Vice President, the Treasurer, any Assistant Treasurer, the Secretary, any Assistant Secretary, the Controller or any other officer designated by the relevant Board of Directors serving in a similar capacity.

“Officer’s Certificate” means a certificate signed on behalf of the Parent by any one Officer of the Parent, who must be the principal executive officer, the principal financial officer, the treasurer, the controller, the general counsel or the principal accounting officer of the Parent.

“Opinion of Counsel” means a written opinion from legal counsel that meets the requirements of this Agreement. The counsel may be an employee of, or counsel to, the Parent or a Guarantor. Opinions of Counsel required to be delivered under this Agreement may have qualifications customary for opinions of the type required in the relevant jurisdiction or related to the items covered by the opinion and counsel delivering such Opinions of Counsel may rely on certificates of the Parent or government or other officials customary for opinions of the type required, including certificates certifying as to matters of fact.

“Permitted Asset Swap” means the exchange of property or assets of the Parent or any Restricted Subsidiary (other than property or assets constituting Collateral) for assets to be used by the Parent or a Restricted Subsidiary in a Permitted Business.

“Permitted Business” means any business engaged in by the Parent, any Restricted Subsidiary of the Parent, or any direct or indirect parent of the Parent on the date of this Agreement and any business or other activities that are reasonably related, ancillary, supplemental or complementary thereto, or a reasonable extension, development or expansion of, the businesses in which the Parent and the Restricted Subsidiaries are engaged on the date of this Agreement.

“Permitted Flag Jurisdiction” means any of the Republic of the Marshall Islands, the Republic of Liberia, the Republic of Panama, Greece, Malta, the Republic of Cyprus, the Commonwealth of the Bahamas, the British Virgin Islands, the Hong Kong Special Administrative Region of the People’s Republic of China, Bermuda, the Cayman Islands, the Isle of Man, the United Kingdom, Singapore, Gibraltar, the People’s Republic of China, France, Germany, Netherlands, Denmark and any other jurisdiction generally acceptable to institutional lenders in the shipping industry, as determined in good faith by the Board of Directors.

“Permitted Hedging Obligations” means at any time, Hedging Obligations designed to manage interest rates or interest rate risk or protect against fluctuations in currency exchange rates, commodity prices or present rates and not for speculative purposes (all as determined by the Parent on the date of entering into such Hedging Obligation). Forward Freight Agreements entered into by the Parent in its good faith determination for the purpose of hedging available days against fluctuations in freight rates (as so determined by the Parent on the date of entering into such Forward Freight Agreement) shall be deemed to have been entered into not for speculative purposes and shall qualify as “Permitted Hedging Obligations” for all purposes under this Agreement.

“Permitted Holders” means each of: (a) CMA CGM or any Subsidiary of CMA CGM for so long as it remains a Subsidiary of CMA CGM and (b) (i) Michael S. Gross; (ii) each of his spouse, siblings, ancestors, descendants (whether by blood, marriage or adoption, and including stepchildren) and the spouses, siblings, ancestors and descendants thereof (whether by blood, marriage or adoption, and including stepchildren) of such natural persons, the beneficiaries, estates and legal representatives of any of the foregoing, the Facility Agent of any bona fide trust of which any of the foregoing, individually or in the aggregate, are the majority in interest beneficiaries or grantors, and any corporation, partnership, limited liability company or other Person in which any of the foregoing, individually or in the aggregate, own or control a majority in interest; and (iii) all Affiliates controlled by the Persons named in paragraphs (i) and (ii) above.

“Permitted Investments” means:

(1)	any Investment in cash or Cash Equivalents;

(2)	any Investment in the Parent or in a Restricted Subsidiary;

(3)	any Investment by the Parent or any Restricted Subsidiary of the Parent in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Parent or a Restricted Subsidiary;

(4)	any Investment made as a result of the receipt of non-cash consideration from an asset sale that was made pursuant to and in compliance with paragraphs 5, 6 and 7 above;

(5)	any Investment made for consideration consisting of Qualified Equity Interests of the Parent;

(6)	any Investments received in compromise, settlement or resolution of (A) obligations of trade creditors or customers, including, without limitation, pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7)	Investments represented by Permitted Hedging Obligations;

(8)	Investments in existence on the date of this Agreement and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the date of this Agreement; provided that the amount of any such Investment may only be increased (x) as required by the terms of such Investment as in existence on the date of this Agreement or (y) as otherwise permitted under this Agreement;

(9)	Investments in prepaid expenses, negotiable instruments held for collection and lease, endorsements for deposit or collection in the ordinary course of a Permitted Business, utility or workers’ compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of a Permitted Business;

(10)	loans and advances to, or guarantees of Indebtedness of, employees and officers of the Parent and its Restricted Subsidiaries in the ordinary course of a Permitted Business not to exceed $2,500,000 at any one time outstanding;

(11)	loans and advances to officers, directors and employees for business related travel expenses, moving expenses, payroll expenses and other similar expenses, in each case incurred in the ordinary course of a Permitted Business or consistent with past practices;

(12)	payroll, travel and similar advances made in the ordinary course of a Permitted Business to cover matters that are expected at the time of such advances to be treated as expenses in accordance with GAAP;

(13)	Investments held by a Person at the time such Person becomes a Restricted Subsidiary of the Parent or is merged into the Parent or a Restricted Subsidiary of the Parent and not made in contemplation of such Person becoming a Restricted Subsidiary or merger;

(14)	any Investment by the Parent or any Restricted Subsidiary in a Securitization Subsidiary (including, without limitation, the payment of Securitization Fees in connection with a Qualified Securitization Transaction) or any Investment by a Securitization Subsidiary in any other Person in connection with a Qualified Securitization Transaction (including Investments of funds held in accounts required by customary arrangements governing such Qualified Securitization Transaction in the manner required by such arrangements), so long as any Investment in a Securitization Subsidiary is in the form of a Purchase Money Note, a contribution of additional Securitization Assets or an Equity Interest;

(15)	other Investments in any Person having an aggregate Fair Market Value, when taken together with all other Investments made pursuant to this part (15) that are at the time outstanding (including Investments deemed to have been made under this part pursuant to the definition of Designated Asset Finance Contribution), not to exceed $15,000,000 (subject to part (1) of the definition of Permitted Debt);

(16)	guarantees issued in accordance with paragraph 8;

(17)	subject to Clause 16.17 (Note Purchase Condition) the repurchase of the Senior Secured Notes and additional Senior Secured Notes by the Parent or any Restricted Subsidiary; and

(18)

Investments in joint ventures of the Parent or any of its Restricted Subsidiaries, taken together with all other Investments made pursuant to this part (18) that are at that time outstanding (including Investments deemed to have been made under this part pursuant to the definition of

Designated Asset Finance Contribution), not to exceed $15,000,000 (subject to part (1) of the definition of Permitted Debt and in each case, determined on the date such Investment is made, with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

“Permitted Liens” means:

(1)	Liens created under the Security Documents;

(2)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated or amalgamated with the Parent or any Restricted Subsidiary of the Parent provided that such Liens were not created in connection with such merger, consolidation or amalgamation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with the Parent or the Restricted Subsidiary and provided, further, that no such Liens shall extend to any assets or property constituting Collateral;

(3)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Parent or any Restricted Subsidiary of the Parent; provided that such Liens were not incurred in connection with such acquisition; provided, further, that no such Liens shall extend to any assets or property constituting Collateral;

(4)	Liens securing (i) Indebtedness incurred pursuant to paragraph 8.2(4) provided that Liens securing Indebtedness incurred pursuant to paragraph 8.2(4) extend only to the assets so acquired, purchased, chartered, leased, constructed, installed or improved with the proceeds of such Indebtedness.

(5)	Liens incurred in the ordinary course of a Permitted Business of the Parent or any Restricted Subsidiary arising from Vessel chartering, drydocking, maintenance, repair, refurbishment or replacement, the furnishing of supplies and bunkers to Vessels and Related Assets, repairs and improvements to Vessels and Related Assets, masters’, officers’ or crews’ wages and maritime Liens and any other Liens (other than Liens in respect of Indebtedness) incurred in the ordinary course of operations of a Vessel provided that in the case of a Charter of a Mortgaged Vessel, such Lien is subject to the Lien of the Senior Secured Note Indenture and the Security Documents;

(6)	Liens for general average and salvage;

(7)	Liens for Taxes, assessments or governmental charges or claims that are not yet due or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(8)	(x) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, suppliers’ and mechanics’ Liens, in each case, incurred in the ordinary course of a Permitted Business and (y) other Liens arising by operation of law covered by insurance (including any deductibles thereon);

(9)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under this Agreement; provided, however, that such Liens (a) are not materially more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced, and (b) do not extend to or cover any property or assets of the Parent or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced (other than (x) any improvements or accessions to such property or assets or any items which constitute Related Assets with respect to such underlying property or assets securing the Indebtedness so refinanced or (y) any Lien on additional property or assets which Lien would have been permitted to be granted by the covenant under paragraph 10 in respect of the Indebtedness being refunded, refinanced, replaced, defeased or discharged by such Permitted Refinancing Indebtedness at the time such prior Indebtedness was initially incurred by the Parent or such Restricted Subsidiary);

(10)	Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(11)	Liens on the Collateral securing: (a) Senior Secured Notes or payment obligations under the Finance Documents; (b) additional Senior Secured Notes; provided that, in the case of this clause (b), (x) the Loan To Value Ratio is less than 0.65 to 1.0 and, after giving pro forma effect to the incurrence of such additional Senior Secured Notes, the Consolidated Leverage Ratio of the Parent does not exceed 4.5 to 1.0, in each case on the date of incurrence of such additional Senior Secured Notes (and to the extent the Fair Market Value of Qualified Collateral is included in the calculation of the Loan To Value Ratio, such Qualified Collateral shall be added as Collateral in accordance with the provisions of paragraph 3) and (y) any contribution of cash, Cash Equivalents or other assets of the Parent or any Restricted Subsidiary in connection with the issuance of such additional Senior Secured Notes (excluding the net proceeds of any Indebtedness incurred in connection with such transactions that is secured by a Permitted Lien) qualifies as a Designated Additional Notes Contribution; provided further, that in the case of an issuance of additional Senior Secured Notes the proceeds therefrom may only be used for (i) the acquisition of Mortgaged Vessels or Mortgaged Container Assets, (ii) the refinancing of Indebtedness incurred in connection with the acquisition of Qualified Vessels or Qualified Container Assets (provided such Qualified Vessels or Qualified Container Assets are secured as Collateral is in compliance with paragraph 3) or (iii) the repayment or prepayment of obligations under this Agreement in an amount not to exceed the amount outstanding at the time of repayment or prepayment under this Agreement that has been used to acquire Mortgaged Vessels or Mortgaged Container Assets; and (c) Indebtedness at any one time outstanding not exceeding $15,000,000; provided, that in the case of this clause (c) such Indebtedness shall not have any Liens over any property and assets of the Parent and the Restricted Subsidiaries other than Liens on the Collateral that rank junior to the Liens under the Security Documents, any additional Senior Secured Notes and the guarantee obligations under the Finance Documents; provided, further, that each of the parties thereto will have entered into the Intercreditor Agreement as “Second Lien Note Creditors” (or the corresponding term in any additional intercreditor agreement); and

(12)	any extension, renewal or replacement, in whole or in part, of any Lien described in the clauses (1) through (11) above; provided that any such extension, renewal or replacement is no more restrictive in any material respect that the Lien so extended, renewed or replaced and does not extend to any additional property or assets.

For purposes of determining what category of Permitted Lien that any Lien shall be included in, the Parent in its sole discretion may classify such Lien on the date of its incurrence and later reclassify all or a portion of such Lien in any manner that complies with this definition (including in part in one category and in part in another category).

“Permitted Parent” means any direct or indirect parent of the Parent formed not in connection with, or in contemplation of, a transaction that, assuming such parent was not formed, after giving effect thereto would constitute a Change of Control.

“Permitted Refinancing Indebtedness” means any Indebtedness or Disqualified Stock of the Parent or any Indebtedness, Disqualified Stock or preferred stock of any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge, other Indebtedness or Disqualified Stock of the Parent or any Indebtedness, Disqualified Stock or preferred stock of any of its Restricted Subsidiaries; provided that, in the case of Indebtedness which is not being used to concurrently refinance or repay the Indebtedness under the Finance Documents in full:

(1)	the principal amount (or accreted value, if applicable) or mandatory redemption amount of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) or mandatory redemption amount, plus accrued interest or dividends in connection therewith, of the Indebtedness, Disqualified Stock or preferred stock extended, refinanced, renewed, replaced, defeased or refunded (plus all dividends and accrued interest on such Indebtedness, Disqualified Stock or preferred stock and the amount of all fees, expenses, premiums and other amounts incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity or final redemption date either (i) no earlier than the final maturity or final redemption date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (ii) after the Termination Date;

(3)	the portion, if any, of the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded;

(4)	if (i) the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Indebtedness under the Finance Documents, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Indebtedness under the Finance Documents on terms at least as favorable to the Finance Parties as those contained in the documentation governing the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded; and (ii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is unsecured or secured by the Collateral on a basis entirely junior to that of the Senior Secured Notes, such Permitted Refinancing Indebtedness is unsecured or secured by the Collateral on a basis entirely junior to that of the Senior Secured Notes; and.

(5)	such Indebtedness is incurred either by (i) if a Restricted Subsidiary that is not a Guarantor is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, any Restricted Subsidiary that is not a Guarantor or (ii) the Parent or Guarantor (or any Restricted Subsidiary that becomes a Guarantor in contemplation of or upon the incurrence of such Permitted Refinancing Indebtedness).

For all purposes of this Agreement, Indebtedness, Disqualified Stock or preferred stock of the Parent or any of its Restricted Subsidiaries (collectively, the “Replacement Indebtedness”) may in the Parent’s discretion be deemed to replace other Indebtedness, Disqualified Stock or preferred stock of the Parent or any of its Restricted Subsidiaries (collectively, the “Replaced Indebtedness”) if such Replacement Indebtedness satisfies the requirements of paragraphs (1) through (5) above and is (x) incurred no later than 180 days of the date on which the Replaced Indebtedness was repaid, redeemed, defeased or discharged and (y) if the proceeds of the Replaced Indebtedness were primarily utilized to finance or refinance the acquisition of one or more Vessels or Container Assets, then substantially all of the net proceeds from such Replacement Indebtedness must be used to finance or refinance the acquisition of assets used or useful in a Permitted Business (including, without limitation, Container Assets, Vessels and Related Assets, which need not be the same Container Assets or Vessels or Related Assets which were financed or refinanced with the Replaced Indebtedness).

“Permitted Repairs” means, with respect to any newly acquired second-hand Vessel or Container Asset, repairs which, in the reasonable judgment of the Parent, are required to be made to such Vessel or Container Asset upon acquisition and which are made within 120 days of the acquisition thereof.

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, limited liability partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity, whether legal or not.

“Purchase Money Note” means a promissory note of a Securitization Subsidiary to the Parent or any Restricted Subsidiary of the Parent, which note (a) must be repaid from cash available to the Securitization Subsidiary, other than amounts required to be established as reserves, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated or newly acquired Securitization Assets and (b) may be subordinated to the payments described in paragraph (a).

“Qualified Collateral” means one or more completed Qualified Vessels, completed Qualified Container Assets and/or cash and Cash Equivalents; provided that, in the case of a substitution only, (i) the aggregate Fair Market Value of such Qualified Collateral shall be at least equal to the Appraised Value of the Mortgaged Vessel(s) or Mortgaged Container Asset(s) for which such Qualified Collateral is being substituted; and (ii) to the extent the applicable Mortgaged Vessel for which such Qualified Collateral is being substituted was employed by way of a Charter, the applicable Qualified Vessel is employed by way of a Charter with an Acceptable Charterer.

“Qualified Container Assets” means, as of any date, a Container Asset which (i) is not a Mortgaged Container Asset as of such date and (ii) is to be owned by the Parent or a Mortgaged Guarantor.

“Qualified Equity Interests” means Equity Interests of the Parent other than Disqualified Stock.

“Qualified Securitization Transaction” means any transaction or series of transactions entered into by the Parent or any of its Restricted Subsidiaries pursuant to which the Parent or such Restricted Subsidiary sells, contributes, conveys or otherwise transfers to (a) a Securitization Subsidiary (in the case of a transfer by the Parent or any of its Restricted Subsidiaries) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or transfers an undivided interest in or grants a security interest in, any Securitization Assets (whether now existing or arising in the future) of the Parent or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and all other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with a securitization transaction of such type; provided such transaction is on market terms at the time the Parent or such Restricted Subsidiary enters into such transaction.

“Qualified Vessel” means, as of any date, a Vessel which (i) is not a Mortgaged Vessel as of such date and (ii) is to be owned by the Parent or a Mortgaged Guarantor and (iii) is flagged in a Permitted Flag Jurisdiction.

“Rating Agencies” means Moody’s and S&P, or if Moody’s or S&P or both shall not make a rating on the Senior Secured Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Parent which shall be substituted for Moody’s or S&P or both, as the case may be.

“Ready for Sea Cost” means with respect to a Vessel to be acquired or leased by the Parent or any Restricted Subsidiary, the aggregate amount of all expenditures incurred to acquire or construct and bring such Vessel to the condition and location necessary for its intended use, including any and all inspections, appraisals, repairs, modifications, additions, permits and licenses in connection with such acquisition or lease and the costs of any positioning voyage.

“Requisition Compensation” means, in respect of each Mortgaged Vessel, all moneys or other compensation payable by reason of requisition of title to, or other compulsory acquisition of, such Mortgaged Vessel.

“Related Asset” means (i) any insurance policies and contracts from time to time in force with respect to a Vessel, (ii) the Capital Stock of any Restricted Subsidiary of the Parent owning a Vessel and related assets, (iii) any Requisition Compensation payable in respect of any compulsory acquisition of a Vessel, (iv) any earnings derived from the use or operation of a Vessel and/or any earnings account with respect to such earnings, (v) any charters, operating leases, contracts of affreightment, Vessel purchase options and related agreements entered and any security or guarantee in respect of the charterer’s or lessee’s obligations under such charter, lease, Vessel purchase option or agreement, (vi) any cash collateral account established with respect to a Vessel pursuant to the financing arrangement with respect thereto, (vii) any building, conversion or repair contracts relating to a Vessel and any security or guarantee in respect of the builder’s obligations under such contract and (viii) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of a Vessel and any asset reasonably related, ancillary or complementary thereto.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services and any successor to its rating agency business.

“Sale/Leaseback Transaction” means any arrangement with any Person or to which any such Person is a party, providing for the leasing to the Parent or a Subsidiary of the Parent of any property, whether owned by the Parent or any of its Subsidiaries at the date of this Agreement or later acquired, which has been or is to be sold or transferred by the Parent or any of its Subsidiaries to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

“Secured Indebtedness” means any Indebtedness (other than Indebtedness that is contractually subordinated in right of payment to the Senior Secured Notes and the obligations under the Finance Documents) of the Parent or a Restricted Subsidiary of the Parent secured by a Lien on any of its assets.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securitization Assets” means any accounts receivable, instruments, chattel paper, contract rights, general intangibles or revenue streams (excluding any Existing Charters) subject to a Qualified Securitization Transaction and any assets related thereto (other than Vessels or Container Assets), including, without limitation, all collateral securing such assets, all contracts and all guarantees or other supporting obligations in respect of such assets and all proceeds of the foregoing.

“Securitization Fees” means all yield, interest or other payments made directly or by means of discounts with respect to any interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with, any Qualified Securitization Transaction.

“Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets in a Qualified Securitization Transaction to repurchase Securitization Assets arising as a result of a breach of Standard Securitization Undertakings, including as a result of a Securitization Asset or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to, the seller.

“Securitization Subsidiary” means a Subsidiary of the Parent (or another Person formed for the purposes of engaging in a Qualified Securitization Transaction in which the Parent or any Subsidiary of the Parent makes an Investment and to which the Parent or any Subsidiary of the Parent transfers Securitization Assets and related assets):

(1)	that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing Securitization Assets of the Parent and/or its Restricted Subsidiaries, and any activities incidental thereto;

(2)	that is designated by the Board of Directors of the Parent or such other Person as a Securitization Subsidiary pursuant to resolution set forth in an Officer’s Certificate and delivered to the Facility Agent;

(3)	that has total assets, other than Securitization Assets, at the time of such creation and designation with a book value of $10,000 or less;

(4)	has no Indebtedness other than Non-Recourse Debt;

(5)	with which neither the Parent nor any Restricted Subsidiary of the Parent has any material contract, agreement, arrangement or understanding other than contracts, agreements,

(6)	arrangements and understandings on terms not materially less favorable to the Parent or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Parent in connection with a Qualified Securitization Transaction (as determined in good faith by the Parent) and Securitization Fees payable in the ordinary course of a Permitted Business in connection with such a Qualified Securitization Transaction; and

(7)	with respect to which neither the Parent nor any Restricted Subsidiary of the Parent has any obligation (a) to make any additional capital contribution (other than Securitization Assets) or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

“Senior Secured Note Guarantee” means the guarantee by each Guarantor of the Parent’s obligations as issuer under the Senior Secured Note Indenture and on the Senior Secured Notes, executed pursuant to the provisions of the Senior Secured Note Indenture.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Parent or any Restricted Subsidiary of the Parent which have been determined by the Parent in good faith to be reasonably customary in Qualified Securitization Transactions, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any installment of principal on any series of Indebtedness, the date on which the payment of principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of this Agreement (or, if incurred after the date of this Agreement, as of the date of the initial incurrence thereof) and will not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness that is (x) contractually subordinated in right of payment to liabilities under the Finance Documents, as the case may be, or (y) any Indebtedness that is unsecured or secured by a Lien on the Collateral on a basis entirely junior to that of the Senior Secured Notes or any additional Senior Secured Notes or the obligations under the Finance Documents.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of such Person (or a combination thereof); and

(2)	any other Person of which at least a majority of the voting interest (without regard to the occurrence of any contingency) is at the time directly or indirectly owned by such Person or one or more Subsidiaries of such Person (or a combination thereof).

“Total Assets” means the total consolidated assets of the Parent and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Parent prepared in accordance with GAAP.

“Trust Money Investments” means:

(1)	marketable direct obligations issued by, or unconditionally guaranteed by the government of the United States, the United Kingdom, Germany or the Netherlands, or issued by any agency thereof and backed by the full faith and credit of the United States, the United Kingdom, Germany or the Netherlands, as the case may be, in each case maturing within one year from the date of acquisition;

(2)	any demand and time deposits, certificates of deposit, or overnight bank deposits, denominated in United States dollars, pounds sterling or Euro with maturities of one year or less from the date of acquisition issued by any commercial bank organized under the laws of the United States or any state thereof, the United Kingdom, Germany or the Netherlands, having combined capital and surplus of not less than $250,000,000 and whose commercial paper is rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s;

(3)	repurchase obligations of any commercial bank satisfying the requirements of clause (2) above, having a term of not more than 60 days, with respect to securities issued or fully guaranteed or insured by the United States government;

(4)	commercial paper of an issuer rated at least A-1 by S&P or P-1 by Moody’s or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper issuers generally, and maturing within one year from the date of acquisition;

(5)	securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory, the securities of which state, commonwealth, territory, political subdivision or taxing authority (as the case may be) are rated at least AA- by S&P or Aa3 by Moody’s;

(6)	shares of any money market fund that (i) has substantially all of its assets invested continuously in the types of investments referred to in clauses (1), (2), (3), (4) or (5) above with maturities as set forth in the proviso below, (ii) has net assets in excess of $500,000,000 and (iii) has obtained from either S&P or Moody’s the highest rating obtainable for money market funds; provided, however, that the maturities of all obligations specified in any of clauses (1), (2), (3), (4) and (5) above shall not exceed 397 days.

“Trust Monies” means all cash or Cash Equivalents deposited with the trustee under the Senior Secured Notes Indenture and secured in favor of the Security Agent as or in respect of Collateral: (a) upon the release of property from the Lien of any of the Security Documents; (b) as compensation for, or proceeds of the sale of all or any part of the Collateral taken by eminent domain or purchased by, or sold pursuant to any order of, a governmental authority or otherwise disposed of; (c) in connection with an Event of Loss or Asset Sale with respect to Collateral; (d) pursuant to certain provisions of the Security Documents; (e) as proceeds of any other sale or other disposition of all or any part of the Collateral by or on behalf of the Security Agent or any collection, recovery, receipt, appropriation or other realization of or from all or any part of the Collateral pursuant to the Security Documents or otherwise; (f) as part of Qualified Collateral; (g) for application under the this Agreement as provided in the this Agreement or any Security Document, or whose disposition is not otherwise specifically provided for in this Agreement or in any Security Document; or (h) which represent net proceeds from the issuance of additional Senior Secured Notes, in each case required to be deposited with the Security Agent pending the acquisition of one or more Mortgaged Vessels or Mortgaged Container Assets (and to make Permitted Repairs, as applicable), provided, however, that Trust Monies shall in no event include any property deposited with the trustee in respect of the Senior Secured Notes or the Security Agent for any optional redemption or defeasance or discharge of any Senior Secured Notes as may be permitted under this Agreement.

“Unrestricted Subsidiary” means any Subsidiary of the Parent that is designated by the Board of Directors of the Parent as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by paragraph 12, is not party to any agreement, contract, arrangement or understanding with the Parent or any Restricted Subsidiary of the Parent unless the terms of any such agreement, contract, arrangement or understanding are not materially less favorable to the Parent or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Parent; and

(3)	is a Person with respect to which neither the Parent nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to make any additional capital contributions (other than, with respect to a Securitization Subsidiary, Securitization Assets transferred in connection with a Qualified Securitization Transaction) or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

“Vessel Construction Contract” means any contract for the construction (or construction and acquisition) of a Vessel and any Related Assets entered into by the Parent or any Restricted Subsidiary, including any amendments, supplements or modifications thereto or change orders in respect thereof.

“Vessel Purchase Option Contract” means any contract granting the Parent or any Restricted Subsidiary the option to purchase one or more Vessels and any Related Assets, including any amendments, supplements or modifications thereto.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or preferred stock at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness or redemption or similar payment in respect of such Disqualified Stock or preferred stock, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness or the maximum amount payable upon maturity of, or pursuant to any mandatory redemption provisions of, amount of such Disqualified Stock or preferred stock.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person, all of the outstanding Equity Interests of which (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Parent or any of its Subsidiaries) are at the time owned by such Person or another Wholly Owned Restricted Subsidiary of such Person.

SCHEDULE 15

FORMS OF NOTIFIABLE DEBT PURCHASE TRANSACTION NOTICE

PART 1

FORM OF NOTICE ON ENTERING INTO NOTIFIABLE DEBT PURCHASE TRANSACTION

To:	[ ] as Facility Agent

From:	[The Lender]

Dated:

[Parent] - [        ] Revolving Facility Agreement

dated [                    ] (the “Facility Agreement”)

1.	We refer to paragraph (b) of Clause 28.1 (Disenfranchisement on Debt Purchase Transactions entered into by Sponsor Affiliates) of the Facility Agreement. Terms defined in the Facility Agreement have the same meaning in this notice unless given a different meaning in this notice.

2.	We have entered into a Notifiable Debt Purchase Transaction.

3.	The Notifiable Debt Purchase Transaction referred to in paragraph 2 above relates to the amount of our Commitment(s) as set out below.

Commitment	Amount of our Commitment to which Notifiable Debt Purchase Transaction relates (US Dollars)

[Lender]

By:

PART 2

FORM OF NOTICE ON TERMINATION OF NOTIFIABLE DEBT PURCHASE TRANSACTION/

NOTIFIABLE DEBT PURCHASE TRANSACTION CEASING TO BE WITH SPONSOR AFFILIATE

To:	[ ] as Facility Agent

From:	[The Lender]

Dated:

[Parent] - [        ] Revolving Facilities Agreement

dated [                    ] (the “Facility Agreement”)

1.	We refer to paragraph (c) of Clause 29.2 (Disenfranchisement on Debt Purchase Transactions entered into by Sponsor Affiliates) of the Facility Agreement. Terms defined in the Facility Agreement have the same meaning in this notice unless given a different meaning in this notice.

2.	A Notifiable Debt Purchase Transaction which we entered into and which we notified you of in a notice dated [ ] has [terminated]/[ceased to be with a Sponsor Affiliate].[11]

3.	The Notifiable Debt Purchase Transaction referred to in paragraph 2 above relates to the amount of our Commitment(s) as set out below.

Commitment	Amount of our Commitment to which Notifiable Debt Purchase Transaction relates (US Dollars)

[Lender]

By:

[11]	Delete as applicable.

APPENDIX 1

FORM OF GENERAL ASSIGNMENT

SIGNATORIES

Parent

GLOBAL SHIP LEASE, INC.

By:	/s/ Ian Webber	/s/ Susan Cook

[Credit Agreement – Execution Pages]

Original Borrowers

GLOBAL SHIP LEASE, INC.

By:	/s/ Ian Webber	/s/ Susan Cook

GLOBAL SHIP LEASE SERVICES LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

[Credit Agreement – Execution Pages]

The Arranger

CITIBANK N.A., LONDON BRANCH

By:	/s/ Shreyas Chipalkatty

Shreyas Chipalkatty
Director
Citibank N.A.
London Branch

[Credit Agreement – Execution Pages]

The Bookrunner

CITIBANK N.A., LONDON BRANCH

By:	/s/ Shreyas Chipalkatty

Shreyas Chipalkatty
Director
Citibank N.A.
London Branch

[Credit Agreement – Execution Pages]

The Original Lender

CITIBANK N.A., LONDON BRANCH

By:	/s/ Shreyas Chipalkatty

Shreyas Chipalkatty
Director
Citibank N.A.
London Branch

[Credit Agreement – Execution Pages]

The Facility Agent

CITIBANK INTERNATIONAL PLC

By:	/s/ Raya Brody

Raya Brody
VP

[Credit Agreement – Execution Pages]

The Security Agent

DEUTSCHE BANK TRUST COMPANY AMERICAS acting by DEUTSCHE BANK NATIONAL TRUST COMPANY

By:	/s/ Jacqueline Bartnick
Name:	Jacqueline Bartnick
Title:	Director

By:	/s/ Robert S. Peschler
Name:	Robert S. Peschler
Title:	Vice President

[Credit Agreement – Execution Pages]

Original Guarantors

GLOBAL SHIP LEASE, INC.

By:	/s/ Ian Webber	/s/ Susan Cook

GSL ALCAZAR INC.

By:	/s/ Ian Webber	/s/ Susan Cook

GLOBAL SHIP LEASE SERVICES LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

GLOBAL SHIP LEASE 1 LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

GLOBAL SHIP LEASE 2 LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

GLOBAL SHIP LEASE 3 LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

GLOBAL SHIP LEASE 4 LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

[Credit Agreement – Execution Pages]

GLOBAL SHIP LEASE 5 LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

GLOBAL SHIP LEASE 6 LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

GLOBAL SHIP LEASE 7 LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

GLOBAL SHIP LEASE 8 LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

GLOBAL SHIP LEASE 9 LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

GLOBAL SHIP LEASE 10 LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

GLOBAL SHIP LEASE 12 LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

[Credit Agreement – Execution Pages]

GLOBAL SHIP LEASE 13 LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

GLOBAL SHIP LEASE 14 LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

GLOBAL SHIP LEASE 15 LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

GLOBAL SHIP LEASE 16 LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

GLOBAL SHIP LEASE 17 LIMITED

By:	/s/ Ian Webber	/s/ Susan Cook

[Credit Agreement – Execution Pages]